

CarrierAccess 2004

CORP

annual report

Convergence

Profile

Carrier Access was founded in 1992 and since its inception has focused on providing higher functionality, lower cost access solutions for its customers with industry-leading products, using advanced technologies in areas such as Voice over IP telephony, wireless infrastructure, routing and switching, secure satellite communications, and optical networking. In conjunction with its products, Carrier Access provides a broad range of service offerings, including technical support and installation services. Carrier Access sells its products and services, both directly through its own sales force and indirectly through a broad channel of global distributor and communications infrastructure OEM partners, federal agencies, service providers, and other enterprises.

As a leader in broadband access solutions for communications companies, Carrier Access excels in its goal to help wireless and wireline communications carriers and cable operators optimize their existing networks while designing, manufacturing, upgrading and installing the next-generation equipment and software solutions to manage future demands on networks. Our customers use our products to upgrade access and data capacity and implement the convergence of IP, voice, and data services. Carrier Access is dedicated to providing scalable and upgradeable technology solutions with innovation, experience and superior customer support and is committed to being flexible enough to address changes in how networks evolve or how wireline, wireless and cable operators approach their businesses.

Carrier Access has delivered more than 180,000 systems to over 150 customers in 25 countries, supporting 3.2 million voice and data lines. Our customers include wireless carriers, local exchange carriers, multi-cable operators, and international communications providers.

Carrier Access products enable customers to consolidate and upgrade access capacity, and implement converged IP services while lowering costs and accelerating service revenue. Carrier Access' technologies help our customers do more with less. As a company, Carrier Access operates on core values of customer focus and corporate citizenship. We express these values through involvement in educational, community, and philanthropic efforts.

We invite you to learn more
about Carrier Access at
www.carrieraccess.com

To Our Shareholders


Roger L. Koenig
President, CEO and
Chairman of the Board

2004 Performance

At the beginning of 2004 we outlined our plan to increase revenues and diversify our revenue base into new and existing markets in Voice over Internet Protocol (VoIP) and Wireless Radio Access Networks. We believe that our 2004 results clearly demonstrate success in achieving our goals. During a time period when revenue growth was limited within our industry, we are very pleased with our year-over-year increase in revenue. We posted a 53% year-over-year revenue growth to $95 million in comparison to 2003 revenue of $62 million.

In 2004, we continued our investment in research and development of new products designed to improve the efficiencies, quality and bandwidth of Wireless Radio Access Networks and converged VoIP access for business services. At the beginning of 2004, we identified our focus on three key growth markets for Carrier Access in 2004. They were: wireless infrastructure, integrated business access, and fiber business access. Wireless infrastructure was a clear winner for Carrier Access in 2004. At 60% of our revenue in 2004, we saw a 119% increase year-over-year from wireless sales. Our Axxius® 800 and MASTERseries™ products contributed significantly to our top-line in wireless markets and we anticipate that our Wireless Radio Access products will continue their relative contributions to our revenues, along with the introduction of 2.5G and 3G data convergent software options for these products.

In addition to our wireless successes in 2004, integrated business access contributed to our overall 2004 performance. Both regional and global service providers have embraced VoIP technologies because they provide the ability for service providers to deliver new voice services to end-users at lower prices than traditional services, resulting in improved productivity and, most importantly, enabling new revenue streams for our service provider customers. VoIP is rapidly changing the landscape of the wireline communications industry, as voice becomes an integrated application on broadband IP access connections. Carrier Access is focused on implementing this change with service provider customers. Business access, including Hosted Business VoIP and fiber business access, grew 6% year-over-year, but we ended the year with well over 50 customers using our products for VoIP service offerings.

Although we were challenged during the year with major wireless carrier consolidation that significantly affected our revenue and profitability in the second half of 2004, we believe we had a successful year. In 2004 we increased sales and became a leading North American equipment provider in both Wireless Radio Access and Hosted VoIP Service markets. For 2005, we have articulated three long-term financial goals for Carrier Access. First, we will continue to seek out profitable growth opportunities within Carrier Access' current markets. Second, we will focus on increasing our product and service operating margins to improve our earnings per share. Finally, we must maintain a very healthy and conservative balance sheet, including strong liquidity, a decrease in our days' sales outstanding (DSO), and improvement of our inventory turns.

Our 2005 Focused Markets and Growth Opportunities

Our management is focused on what we believe are the highest available growth markets in access equipment: convergence for both wireless and IP wireline markets. Our core technologies, innovations, customer installed base, partner agreements, people, and quality reputation are the assets that we believe form the foundation of our future growth.

Wireless Radio Access Networks

In 2004, our year-over-year wireless growth was driven primarily from data management upgrades and new cell site builds by our existing wireless customers. In 2005, we believe revenue opportunities will be primarily driven by the implementation and infrastructure investment for new broadband data wireless initiatives and continued new cell site construction. Our Radio Access Network solutions converge transport networks from cell sites to mobile switching centers, enabling optimized bandwidth and service availability for new mobile broadband Internet, e-mail, gaming, pictures, music, directory, security, and video services. We believe we have accomplished great results in delivering a large installed base of upgradeable, converged access platforms for Radio Access Networks, as we ended the year with over 50,000 cell site aggregation devices installed in over 25 countries with leading mobile service providers.

Our research and development efforts continue to be focused on adding advanced new data networking and multi-service transport functionalities as upgrades to both installed devices and new platforms. This allows our customers to leverage their installed infrastructure, while providing new revenue generating opportunities through hardware and software upgrades. Our recently introduced FLEXengine™ software-definable wireless access technology is designed to deliver a progressive set of circuit, IP, ATM, and radio protocol processing functions. Wireless operators will be able to load software libraries in our FLEXengine products to implement the access technologies needed to evolve their radio networks as bandwidth and service demands increase. FLEXengine is available as an upgrade to both existing and new Carrier Access product platforms.

Reliable

We believe that the main business drivers for Carrier Access in the wireless market in 2005 are:

- The expansion of 2.5G and 3G services in North America.
- Bandwidth upgrades for EVDO services.
- Continued investment in new cell sites to improve subscriber coverage and capacity.
- Investment in new technology to reduce operating expenses for transport.
- The implementation of remote IP management and data connectivity to cell sites.

IP Business Access

In late 2004, Carrier Access announced and began shipments of our new Adit® 3000 series of customer premises products – designed to economically enable carrier-grade quality with security for the delivery of new IP services to business users. We have a positive outlook on the growth of the new and emerging carrier Hosted VoIP service offerings and our ability to supply new products and software for these services during 2005. We continued to expand both our service provider customer and partnership base in IP business access during this past year. We are encouraged by the number of new customer deployments for our Adit series of converged IP access products.

Carrier Access has focused our Adit series product and support offerings to connect end-users to new converged IP services. We believe that these emerging Hosted IP services from incumbent, competitive, ISP, and cable providers offer more value at lower costs that can be passed to end-users. Our access products are designed for their successful, wide-scale, deployment.

We believe that the main business drivers for Carrier Access in the IP Business Access market are:

- End-user customers desire to reduce monthly usage expenses by replacing telephone lines with VoIP access on broadband connections. Our equipment delivers the voice quality functionality and service availability to enable telephone line replacement by business users, while preserving existing customer capital investments.
- End-user customers can achieve more communication values at lower costs by using Hosted VoIP services rather than investing in and maintaining VoIP PBX private networks and equipment. Our equipment is designed to integrate the functions needed to access these Hosted VoIP services with scalable capacities, low costs, and high quality.

- User adoption of web-based multi-media IP access to deliver pictures, music, video, messaging, commerce and collaboration continues to push the demand for more bandwidth in businesses while increasing the need for security and privacy. Our equipment is designed to provide the increased access speeds needed for multi-media IP, while integrating the security and privacy capabilities that users demand.

Hosted VoIP services require partnership, collaboration, and feature integration between access equipment and service application software. Carrier Access has developed an extensive set of industry-leading partnerships and interoperability relationships to provide carrier-quality delivery of VoIP in today's multi-vendor networks.

We are excited by several announcements of mainstream deployment of Hosted VoIP by both existing and new service providers. We believe we can take advantage of this fundamental market shift in voice communications services by delivering the carrier-grade access products needed to connect business and government users to these services.

Partnerships

Successful partnerships are key components of Carrier Access's overall growth strategy, in conjunction with internal development and acquisitions. With the help of our partners and OEMs, we can enter into new markets quickly and efficiently, develop new solutions for our traditional markets, and deliver the highest-quality solutions to our customers. Over the last year, we strengthened our alliances and entered into new key relationships that we believe will help both Carrier Access and these companies succeed in the marketplace in 2005 and beyond.

Once again, we are pleased with the progress we made in key markets during 2004. Looking forward to 2005, our management team and employees are enthusiastic about the opportunities that lie ahead of us. Our optimism is due to the growing end-user adoption of converged access services, and the need for new equipment and software to satisfy this demand in both wireless and wireline applications.

On behalf of the Carrier Access Board of Directors, we would like to thank our employees, customers, partners, and shareholders for your continued support.

Sincerely,



Roger L. Koenig
President, CEO and Chairman of the Board

Partnerships



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-24597

CARRIER ACCESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**84-1208770**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
5395 Pearl Parkway, Boulder, CO	**80301**
(Address of principal executive offices)	*(Zip Code)*


SEC
RECEIVED
WASH, D.C.
192
SECTION

(303) 442-5455
(Registrant's telephone number, including area code)

Securities registered pursuant to 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Act") during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

As of June 30, 2004 there were 33,978,226 shares of the Registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based upon the closing sale price of such shares on the NASDAQ National Market on June 30, 2004, the last business day of the second quarter of 2004) was $259,575,403. Shares of the Registrant's common stock held by each executive officer and director and by each entity that owns 10% or more of the Registrant's outstanding common stock have been excluded in that such persons or entities may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On March 14, 2005, there were 34,648,427 shares of the Registrant's common stock outstanding.

INTRODUCTORY NOTE

We are amending our Annual Report on Form 10-K (the "Form 10-K/ A") for the year ended December 31, 2004, to amend and restate our consolidated financial statements and related financial information for the years ended December 31, 2003 and 2004. This Form 10-K/ A also includes restated quarterly information for the fiscal quarters of 2003 and 2004, as disclosed in Note 13 of Notes to Consolidated Financial Statements. This Form 10-K/ A is also amended to include management's assessment of internal control over financial reporting in Item 9A. In addition, we have amended Items 10, 11, 12, 13 and 14 of Part III to include information that we previously anticipated would be incorporated by reference from our definitive proxy statement for our 2005 Annual Meeting of Stockholders. This Form 10-K/A generally does not reflect events occurring after the March 22, 2005 filing of our Form 10-K, except to reflect the effects of the restatement and related matters and to disclose recent litigation and management changes.

Restatement of Consolidated Financial Statements

On May 2, 2005, we announced certain issues had been identified relating to the proper timing of revenue recognized from certain customer transactions. Additionally, we announced that in response to the issues identified we were performing a detailed review of our customer relationships including the timing of certain revenue.

During the course of our detailed review of customer relationships, we determined that the accounting with respect to certain prior period transactions required adjustment. As a result, on May 20, 2005 we announced that, although we were still in the process of performing a detailed review of all significant customer relationships, we had determined that we would restate previously issued financial statements for the year ended December 31, 2004 and certain interim periods in each of the years ended December 31, 2003 and 2004. We subsequently identified additional adjustments which resulted in our decision to restate the previously issued financial statements for the year ended December 31, 2003. This Form 10-K/A includes restated financial statements and related financial information for the years ended December 31, 2003 and 2004, and restated quarterly information for all the fiscal quarters of 2003 and 2004. The restated financial statements include a number of adjustments that impact previously reported revenue, cost of sales, accounts receivable and inventory reserves. The restated financial statements also include related adjustments to deferred revenue, sales and marketing expense and income taxes and a reallocation of the valuation allowance on deferred income tax assets between the current and non current portions. See the following paragraphs and refer to Note 3 of Notes to Consolidated Financial Statements for more detailed discussions of the restatement.

Material weaknesses in our internal control over financial reporting as of December 31, 2004 have been identified and reported to our audit committee. Please see "Item 9A. Controls and Procedures" below for a description of these matters, and of certain of the measures that we have implemented during 2005 to date, as well as additional steps we plan to take to strengthen our internal control over financial reporting.

Other than our Form 10-K for the year ended December 31, 2004, we do not anticipate amending our previously filed annual reports on Form 10-K or our quarterly reports on Form 10-Q for any prior periods. As such, the consolidated financial statements and related consolidated financial information contained in previously filed reports for the years ended December 31, 2003 and 2004 and for the quarterly reports during 2003 and 2004 should no longer be relied upon.

The net effects of all of the restatement adjustments on the statements of operations and balance sheet accounts are described and presented below as of the dates and for the periods indicated in the tables that follow. The amounts as of and for the years ended December 31, 2003 and 2004 are derived from our audited financial statements, as restated, which are contained herein. We have amended each item of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 that has been affected by the restatement.

The following is a summary of issues involved with the restatement:

Passage of Title

In the course of preparing our condensed financial statements for the quarter ended March 31, 2005, a transaction was identified whereby the underlying contract indicated that title passage occurred upon delivery to the customer whereas we had historically recognized revenues from this customer and all other customers based on our sales order acknowledgement which stated title passage and risk of loss occurred upon shipment from our facility. We then initiated a detailed review of all significant customer relationships to evaluate whether, historically, there was sufficient evidence to conclude that title and risk of loss had passed to each customer upon shipment. In connection with these detailed reviews, we determined that, for certain customers, the sales order acknowledgements were not sufficient to conclude that title and risk of loss had passed upon shipment. Accordingly, we decided revenue and cost of sales for products shipped to these customers should have been recognized upon delivery in our previously reported financial results. We have restated our previously reported financial results for 2003 and 2004 and for interim periods therein to correct for this issue. In our restated financial statements, revenue recognition for shipments which occurred at the end of calendar quarters has now been delayed until the following quarter.

Probability of Collection

During our detailed review of customer relationships we determined that we should not have recognized revenue for transactions with certain distributors where it appeared that the customer may not have been sufficiently capitalized and their ability to pay is contingent upon their resale of our product. Under accounting principles generally accepted in the U.S., if realization of revenue is contingent upon sell-through it is not appropriate to recognize revenue until sell-through occurs or upon receipt of cash. As we did not have sufficient visibility into these distributors' sales activities, we concluded that all sales to these distributors should have been recorded as revenue upon the receipt of cash. We have restated our previously reported financial results for 2003 and 2004 and for interim periods therein to correct for this issue. We expect that the $4.5 million reduction in 2004 revenue related to this adjustment will be recognized as revenue when we receive cash from the distributors.

Undelivered Elements

During our detailed review of customer relationships we determined that certain arrangements contained obligations to provide training, support and other deliverables that had not previously been accounted for as separate elements of the arrangement. Generally accepted accounting principles in the U.S. require accounting for each separate element and that a portion of the arrangement fee be allocated to each of those separable elements using an appropriately methodology. We had not previously allocated any arrangement fee to these other deliverables. We have restated our previously reported financial results for 2003 and 2004 and for interim periods therein to correct for this issue.

Inventory Valuation

In the course of assembling the information for the restatement of our consolidated financial statements, it was discovered that we had reduced inventory reserves in situations that we had determined that the products were saleable. Generally accepted accounting principles in the U.S. provide that once inventory has been written down below cost as the close of a fiscal accounting period, it should not be written back up. As a result, we completed a detailed analysis of our reserves activity for each component in inventory. We have restated our previously reported financial results for 2003 and 2004 and for interim periods therein to correct for this issue.

Restatement Summary

The following tables are reconciliations of the statements of operations and balance sheets as previously reported to amounts as restated for the periods indicated, in thousands:

	Year ended December 31, 2003	Year ended December 31, 2004
Revenues, as previously reported	$ 62,556	$ 101,375
Restatement adjustments:		
Passage of title	(84)	(1,154)
Probability of collection	-	(4,514)
Undelivered elements	-	(214)
Total restatement adjustments	(84)	(5,882)
Revenues, as restated	$ 62,472	$ 95,493

	Year ended December 31, 2003	Year ended December 31, 2004
Net income, as previously reported	$ 2,458	$ 899
Restatement adjustments:		
Passage of title	(34)	(459)
Probability of collection	-	(2,170)
Undelivered elements	-	(230)
Inventory valuation	(912)	181
Total restatement adjustments	$ (946)	$ (2,678)
Net income (loss), as restated	$ 1,512	$ (1,779)

	Year ended December 31, 2003	Year ended December 31, 2004
Total assets, as previously reported	$ 107,542	$ 187,166
Restatement adjustments:		
Accounts receivable	(84)	(5,752)
Inventory	50	3,089
Inventory valuation	(912)	(731)
Deferred income taxes	830	363
Total adjustments	(116)	(3,031)
Total assets, as restated	$ 107,426	$ 184,135
Total liabilities, as previously reported	$ 18,148	$ 15,401
Restatement adjustments:		
Deferred revenue	-	214
Accrued liabilities	-	16
Deferred income taxes	830	363
Total adjustments	830	593
Total liabilities, as restated	$ 18,978	$ 15,994
Total stockholders' equity, as restated	$ 88,448	$ 168,141
Total liabilities and stockholders' equity, as restated	$ 107,426	$ 184,135

CARRIER ACCESS CORPORATION
INDEX TO ANNUAL REPORT ON FORM 10-K/A
For the Fiscal Year Ended December 31, 2004

PART I
NOTICE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K/A contains "forward-looking statements" within the meaning of the federal securities laws. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "intends," "plans," "anticipates," "estimates," "potential," or "continue", or the negative thereof or other comparable terminology. These statements are based on current expectations and projections about our industry and assumptions made by management and are not guarantees of future performance. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, these expectations or any of the forward-looking statements could prove to be incorrect, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition, as well as any forward-looking statements, are subject to risks and uncertainties, including but not limited to the factors set forth under the heading "Risk Factors" in Item 1 of this Annual Report on Form 10-K/A. All forward looking statements and reasons why results may differ included in this Annual Report on Form 10-K/A are made as of the date hereof, and, unless required by law, we undertake no obligation to update any forward-looking statements or reasons why actual results may differ in this Annual Report on Form 10-K/A.

ITEM 1. BUSINESS

General

Carrier Access designs, manufactures and sells converged access equipment to wireline and wireless carriers. Our products are used to upgrade capacity and provide enhanced services to wireline and wireless communications networks. Our products also enable our customers to offer enhanced voice and data services, delivered over multiple technologies, which historically have been offered onto separate networks, on a single converged network. We design our products to enable our customers to deploy new revenue-generating voice and data services, while lowering their capital expenditures and ongoing operating costs.

We sell our products directly to wireline and wireless carriers and indirectly through a broad channel of global distributors and original equipment manufacturers, or OEMs that provide voice, data and converged communications infrastructure products. Our wireline and wireless customers include local and long distance carriers, wireless mobility carriers, cable operators, Internet carriers, and international communications providers.

Our principal executive offices are located at 5395 Pearl Parkway, Boulder, CO 80301. Our telephone number at that location is 303-442-5455. Our website is www.carrieraccess.com; however, the information in, or that can be accessed through, our web site is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, on our web site as soon as reasonably practicable after we electronically file or furnish such materials with the Securities and Exchange Commission. We were incorporated in Colorado in September 1992 and were reincorporated in Delaware in June 1998.

Industry Overview

The pervasive use of the Internet, the introduction of new bandwidth-intensive applications, and widespread adoption of numerous mobile communications devices capable of connecting to the Internet have fueled demand for media-rich Internet services, such as picture mail, music downloads, games, enhanced text messages, wireless web, and real-time video. Similarly, businesses are demanding new services customized to meet their personal communications needs, such as web conferencing, virtual private networks, or VPNs, which allow companies to extend their secure networks using the Internet, and voice over Internet protocol, ("VoIP"), which is the transmission of voice over the Internet. Broadband wireline and wireless Internet access is experiencing rapid growth as it becomes the primary means by which these services are enabled.

The rapid increase in broadband subscriber growth, coupled with widespread adoption of new media-rich Internet services, is driving carrier investment in new broadband access technologies. Carriers continue to make significant investments to increase capacity at both the wireline portion of the network that links carriers and their end-user customers, which we refer to as the access portion of the network, and the wireless portion of the network that links cellular sites to the wired network, which we refer to as the wireless backhaul. In addition, carriers continue to focus capital expenditures on upgrading to IP-based technologies and delivering broader geographic coverage. With constrained capital expenditure budgets, communications carriers are implementing scalable and cost-efficient networking technologies that are designed to leverage their existing networks.

The growth of Internet-enabled mobile communications devices and applications are driving a rapid expansion of the global wireless communications infrastructure. In response to continued subscriber growth and increasing demand for media-rich wireless services, we believe broadband carriers will need to cost-effectively upgrade their networks to support these new service offerings to remain competitive. In addition, this expansion is being accelerated by federal regulation, such as FCC mandated Enhanced 911, or E911 rules which require public safety agencies to implement improved location detection of the wireless user.

Disparate networks that comprise the Internet, including corporate intranets, cable systems, and broadband and wireless networks, and voice and video networks, will increasingly converge into a unified network. The industry is seeing evidence of this in several areas such as the offering of telephone service by Internet providers and television service by phone carriers.

Our Approach

We provide a broad platform of communications equipment, software, and services that enable wireless and wireline carriers to cost-effectively upgrade access capacity and implement converged IP voice and data services.

Our wireless products allow wireless carriers to deliver greater bandwidth effectiveness on backhaul portions of the network, which is the portion that links cell sites to the wired switching center. Our products increase wireless network capacity at our customers' cell sites and provide integrated management to operating expenses. The addition of new wireless data services has increased the need for more bandwidth expansion and data networking technologies to link cell sites to switching centers.

Our wireline products are primarily used to deliver converged IP voice and data services over broadband access connections, such as TI or Ethernet connections, to business or multiple dwelling units, such as apartments and condominiums. The embedded VoIP software in our products works in conjunction with certain network application software providers to deliver IP-based voice and data applications, including virtual private networks, or VPNs, that fully integrate voice and data, customized web-controlled voicemail, call screening and forwarding, and other personalized IP communications services.

Our products provide the following benefits to our customers:

Revenue From Existing and Next-generation Data Services. Our equipment and software support multiple services. As a result, carriers using our products can offer a variety of revenue-generating services as customer needs evolve, without deploying dedicated equipment for each service. For example, our Adit products support the efficient delivery of data traffic with VoIP services, while supporting or converting existing customer telephone and data equipment. This is accomplished by deploying service cards that support multiple communications services and technologies within the Adit chassis, thus protecting both the carriers' investment in access equipment and the end-user investment in enterprise communications equipment.

Cost Effectiveness and Scalability. Our products are designed to enable our customers to cost-effectively add additional voice and data capacity as the demand for bandwidth and new services increases. Our products reduce unused bandwidth and lower carriers' equipment upgrade and operating costs by allowing the easy installation of additional cards into an already installed product. These line cards are designed to provide a variety of new communications services without sacrificing existing infrastructure investments. In addition, our products are capable of performing a variety of communications networking functions in a single chassis. For example, our Axxius products integrate multiple services such as transport, routing, and service protection at the access point of wireless networks.

Manageability and Flexibility. As voice and data network complexity increases, we believe carriers will require software and systems that provide end-to-end management of the communications services they offer to their customers. We develop and integrate software-based network management capabilities with our products that enable communications equipment carriers to more easily manage voice and data traffic and services within their networks. Our NetworkValet and newly introduced OMC Companion software can remotely manage and provision our products in addition to providing valuable reporting for specific analysis. This remote management and reporting capability reduces the overall cost of ownership by decreasing the need for on-site configuration, maintenance, and diagnostics.

Our Strategy

Our objective is to become a leading provider of converged access products for wireless and wire line markets by providing next generation products that economically converge voice and data services delivery, while delivering carrier-grade service quality.

These products enable our customers to cost-effectively deploy next-generation services while leveraging their existing infrastructure investments. Key elements of our strategy to achieve this objective include:

Pursue High Growth Market Opportunities. We will continue to apply our diverse product portfolio and research and development expertise to engineer, manufacture, and support innovative products for strategic, high growth markets, such as wireless radio access networks and VoIP service offerings. At the beginning of 2001, we derived minimal revenue from our wireless products. At that time, we began dedicating separate significant resources to designing products serving the wireless market. We have successfully gained a position in this market, as evidenced by products deployed in the wireless market accounting for 57% of our total net revenue in 2004.

Continue to Pursue and Leverage Global Strategic Relationships. We intend to maintain and expand our existing relationships and pursue new strategic relationship opportunities with leading global communications equipment vendors. We currently have OEM and strategic relationships with companies such as Alcatel, Nortel, and Ericsson. Several of these customers integrate our products with their own product offerings to provide a comprehensive offering to their carrier, residential, enterprise, or commercial customers. These relationships are important to us because they allow us to combine product synergies for a more complete product portfolio. In addition, these relationships allow us to leverage our sales force with the domestic and international sales and marketing personnel of our strategic partners and provide complete product offerings to our joint customers.

Leverage our Technology and Customer Base to Expand our Product Portfolio. The demand for media-rich voice and data services is a key driver of our carrier customers' growth. We intend to assure that our product portfolio and architectures continue to offer the performance and flexibility needed for the economical introduction of new services. Our expertise in a broad range of technologies, such as VoIP, data transport and routing, and management software provides us with a technology platform from which we can develop or enhance our products to address new markets and applications. For example, we leveraged our relationship with one supplier to introduce new service cards for the Adit and Axxius platforms that provided access cost savings in both wireless and wireline applications within their networks.

Pursue Acquisitions. In addition to our internal research and development efforts, we continually evaluate acquisitions of companies and technologies that could extend our product offerings, technology expertise, industry knowledge, and global customer base. Since 1998, we have completed three acquisitions, including our acquisition of Paragon Networks International in November of 2003. These acquisitions have and will extend our ability to provide additional and enhanced products that enable us to gain market share in wireless markets and other markets and provide the delivery of converged voice and data services. We intend to pursue additional acquisitions in the future.

The ability to achieve our objective to become a leading provider of converged access products is subject to many challenges and uncertainties. In particular, our industry is highly competitive and there are many companies providing competitive products in the same market in which we sell our products. See "Business -- Competition."

Principal Products

Since our founding in 1992, we have continually broadened our product line, through internal development and acquisitions, to serve the needs of customers in high-growth communications markets. Currently, our products support traditional telecommunications technologies as well as emerging technologies such as VoIP and fiber-based access, which is referred to as a passive optical network, or PON. Our current product portfolio features eight platforms that reside in a variety of locations, including the carriers' central office, cell site and wireless hub locations, and the end-users' business premises. Our products meet the highest appropriate quality standards, and all our products comply with ISO 9001:2000, which is a set of comprehensive standards that provide quality assurance requirements and quality management guidance. These standards act as a model for quality assurance for companies involved with the design, testing, manufacture, delivery and service of products.

Platform	Wireless and Satellite Equipment	Converged Business Access Equipment
Axxius	•	
Adit	•	•
Wide Bank	•	•
Access Navigator	•	•
Broadmore	•	
Exxtenz		•
MASTERseries	•	
BROADway	•	

Wireless and Satellite Products. We provide equipment to wireless carriers for use in transporting and managing voice and data traffic between cell sites and their regional switching offices. This is sometimes termed the backhaul portion of the network. In addition, wireless infrastructure equipment providers have integrated our Adit, Axxius, MASTERseries and BROADway products as an important component to their system solution. Our products are used to terminate the wireline service at both the cell site location and at the wireless carrier's switching center. Our scalable products enable wireless carriers to cost-effectively offer new revenue-generating voice and data services, optimize wireless backhaul capacity, and lower network operating costs. We also provide equipment that is used by wireless carriers in their provisioning of FCC mandated E911 services. Our Broadmore product is used by the Department of Defense and other government agencies to improve their optical communications with security features such as encryption and secure management and identification.

Converged Business Access. We provide products that integrate multiple voice and data access services that are both easy to install and easy to manage, while delivering the quality of service that end-users demand. Our products support the connection of customer voice and data equipment such as telephones, enterprise telephone networks, local area networks, video conferencing equipment, and installed data equipment to wide area network services. We also provide products that transmit voice communications over the Internet. Our VoIP products can be used to connect customers to a single network infrastructure for the transmission of data, voice, and video traffic as part of an IP communications service that fully integrates voice and data. These converged IP communications services provide new multimedia communications capabilities to end-users, while offering lower capital and operating costs for carriers. Our Exxtenz product enables service providers to utilize PON technology to deliver new or enhanced services such as wire-speed Ethernet, voice, T1, and video services to businesses. Our Fiber Access products deliver these services in a cost-efficient manner by supporting up to 32 customer-building connections from a single strand of fiber.

Product Details

Adit 3000 Platform -- integrated delivery terminal for voice and data services

The Adit 3000 product line consists of high-bandwidth multi-service routers and VoIP business gateways used in hosted business VoIP services offered by carriers. The Adit 3104 IP Business Gateway incorporates VoIP capabilities with a high-performance router. It supports a single T1 or Fast Ethernet WAN port, four-port Ethernet switch, firewalls, intrusion detection, IPSec VPN with encryption and terminates up to 24 lines of analog voice lines of VoIP. The Adit 3104 creates a secure partition between external public network access, while enabling remote users to securely connect to their businesses.

The Adit 3402 High-bandwidth, Multi-service Router offers full Fast Ethernet throughput with security, firewalls, intrusion detection, NAT, one to four T1 for WAN interfaces and supports up to 24 lines of voice service delivery. The scalability of the Adit 3402 makes it an ideal device for Small-to Medium-sized Business (SMB) locations with expanding throughput needs.

Adit 600 Platform -- integrated delivery terminal for voice and data services

The Adit 600 Multi-service Delivery Terminal helps wireline and wireless carriers to offer revenue-generating voice and data services. It provides converged voice, data, and Internet access in a scalable, modular platform. The Adit 600 delivers carrier-quality broadband voice and data services for a wide range of applications, while allowing carriers to lower their infrastructure hardware costs by replacing and consolidating traditional network access equipment.

Adit 600 Customer Media Gateway -- VoIP media gateway service card

The Customer Media Gateway, or CMG, service card expands the Adit 600 platform's capabilities beyond traditional communications applications to enable the transmission of media-rich applications over the Internet. The Adit 600 CMG enables gradual and seamless migration of voice and data services from traditional communication services to delivery over the Internet, while preserving existing equipment investments. The platform offers carriers and small- to medium-sized businesses a carrier-quality, cost-effective product that enables the integration of IP and traditional TDM voice services. In addition, the Adit 600 CMG is interoperable with all leading soft switch vendors, maintaining superior flexibility in the emerging VoIP market.

Access Navigator -- voice traffic concentration application sold in combination with Adit products

The Access Navigator comes in three configurations that allow carriers to utilize existing resources more efficiently and enables the provisioning of services to a greater number of customers with minimal incremental infrastructure investments. With its small footprint and low power requirements, the Access Navigator is used in applications where traditional larger and more expensive communications infrastructure would be impractical. Combined with the Adit, the two devices provide an end-to-end offering for the delivery of enterprise or residential voice and Internet IP access.

Exxtenz Platform -- PON optical network termination

The Exxtenz platform enables service providers to deliver enhanced services such as integrated high-speed data, Ethernet, voice and video services to businesses and multiple dwelling units. By utilizing PON technology, the Exxtenz platform has the ability to deliver these services at significantly lower capital costs. Our PON technology supports up to 32 Exxtenz devices from a single strand of fiber.

Wide Bank 28 Platform -- M13 multiplexer

The Wide Bank platform was engineered to significantly reduce size and power requirements for terminating communications circuits. Its design can handle multiple levels of electronics redundancy to assure service availability and management. The Wide Bank is used by both wireless and wireline service providers for a variety of DS3 high bandwidth communications applications.

MASTERseries -- access integration platform for wireless aggregation and consolidation.

The MASTERseries, which is typically located at a cell site, optimizes wireless backhaul traffic for analog and digital base stations, E911 location devices and data devices in a single, highly reliable platform. The MASTERseries provides bandwidth capacities from four to 32 T1/E1 circuits.

BROADway – access integration platform for wireless aggregation and consolidation

The BROADway product allows wireless carriers to connect their cell sites and mobile switch centers. The BROADway is used primarily at wireless hub locations to optimize backhaul, provide remote access and management of equipment, monitor T1 line performance, and enable carriers to add bandwidth and new revenue-generating services. The BROADway provides bandwidth capacities from T-1/E-1 to OC-3 circuits.

Sales, Marketing and Customer Support

Our sales model consists of indirect sales to distributors and OEMs and direct sales to end-users who are wireline and wireless carriers. Our sales force works with distributors and OEMs to identify potential customers and provide pre- and post-sales support to our carrier customers and other end-users. For the year ended December 31, 2004, sales to distributors and OEMs accounted for 47% of our net revenue and direct sales to end-users accounted for 53% of our net revenue. For the year ended December 31, 2004, direct sales to one of our customers, T-Mobile, accounted for approximately 10% of our revenue and direct sales to Ericsson accounted for approximately 20% of our revenue. For the year ended December 31, 2003, sales to distributors and OEMs accounted for 41% of our net revenue and direct sales to end-users accounted for 59% of our net revenue. For the year ended December 31, 2003, direct sales to four customers each accounted for over 10% of our revenue: T-Mobile accounted for 17%, XO Communications accounted for 12%, Walker and Associates accounted for 11%, and Nortel accounted for 11%. Please note that these percentages have changed from when we originally filed our Annual Report on Form 10-K as a result of the restatement. For more information, see Note 3 of Notes to Consolidated Financial Statements. We typically ship products soon after receipt of the customers' orders and, accordingly, our backlog has typically not been significant.

Sales to Distributors and OEMs. Our distributors and OEMs are responsible for fulfilling product orders, warehousing product, and integrating products into their product offering. We establish relationships with distributors and OEMs through written agreements that provide prices, discounts and other material terms and conditions under which the distributor or OEM is eligible to purchase our products for resale. Such agreements generally do not grant exclusivity to the distributors or OEMs, do not prevent the distributors or OEMs from carrying competing product lines, and do not require the distributors to sell any particular dollar amount of our products. We typically sell to our distributors and OEMs on credit.

Sales Directly to End-Users. A significant portion of the sales of our products is made through direct sales to end-users. As a result, our continued success depends on building and maintaining good relations with our direct customers. We typically sell to these customers on credit.

Sales Force. Our sales force covers primarily the continental U.S., Latin America and Asia. It includes sales and sales engineering and is responsible for product configuration, evaluation, installation and telephone presales and installation support activities. Our sales engineering strategy focuses on assisting carriers and end-users in rapidly integrating our products into their networks. The sales engineering support group identifies carriers and end-user leads and based on initial presentations, provides evaluation units for trial in wireless and wireline carrier and end-user networks. After successful trial and approval, the carrier or end-user is provided with product installation and maintenance training. Initially, our sales engineering support group is involved in educating carriers and end-users about the functionality and benefits that may be derived from using our products. Subsequently, members of both our sales engineering and research and development organizations are involved in providing the carrier or end-user with the required training and technical support to integrate our products into a new application or service.

Marketing. Our marketing organization develops strategies for products and, along with the sales force, develops key account strategies and defines product and service functions and features. Our marketing group is responsible for sales support, handling requests for information, requests for quotes and requests for proposals, preparing in-depth product presentations, interfacing with operations, setting price levels, developing new services and business opportunities and writing proposals in response to customer requests for information or quotations. We engage in a number of marketing activities that include exhibiting products and customer applications at industry trade shows, advertising in selected publications aimed at targeted markets, taking part in public relations activities with trade and business press and distributing sales literature, technical specifications and documentation in order to create awareness, market demand and sales opportunities for our products.

Customer Service and Support. Based on customer support calls, ongoing customer support is critical to maintaining and enhancing relationships with carriers, end-users and distributors. The carrier and end-user support group has five functions: new product development that provides for product ideas and enhancements based on customer requirements through the pre- and post-sales support effort; inbound technical support which focuses on pre-and post-sales calls made to us by our customers; outbound application support and response to proposed quotation requests; training, including installation and application development training for customers, sales engineers, and employees; and reporting and analysis based on the automated trouble ticket and returned material systems.

Competition

There is intense competition in the telecommunications equipment market with a large number of suppliers providing a variety of products to diverse market segments. The principal competitive factors for products in our markets include:

- lower initial and lifetime costs;
- performance and reliability;
- flexibility, scalability and ease-of-use;
- service and support;
- breadth of features and benefits; and
- end-to-end management systems.

Our products compete favorably with respect to each of these factors.

Our principal competitors for our products include Adtran, Inc., Audiocodes, Telco Systems, Inc., Cisco Systems, Inc., Eastern Research, Inc., Lucent Technologies, Inc., Natural Microsystems, Tellabs, Inc., Verilink Corporation, Zhone Technologies, Inc. and other private and public companies. Most of these companies offer products competitive with one or more of our product lines. We expect that our competitors that currently offer products competitive with only one of our product lines will eventually offer products competitive with all of our products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications equipment manufacturers and computer hardware and software companies, may enter these markets through acquisitions, thereby intensifying competition.

Our competitive position is enhanced by our ability to adapt quickly to changes in the market, the capability to modify existing products to decrease their size and expense while maintaining functionality in order to meet customers' demands, and our close connections with multiple markets through our customer base. Our competitive position may be negatively affected, however, by our relatively small size, which could inhibit our ability to fund research and development activities as aggressively as our competitors. This factor could in turn affect our ability to attract new customers that may choose to purchase from one of our competitors with a larger market share and product offering.

Manufacturing

Our manufacturing operations consist of materials planning and procurement, final assembly, product assurance testing, quality control, and packaging and shipping. We currently use several independent manufacturers to provide certain printed circuit boards, chassis and subassemblies. We have developed a manufacturing process that enables our products to be configured to different customer hardware and software applications at the final assembly stage. This flexibility is designed to reduce both our manufacturing cycle time and our need to maintain a large inventory of finished goods.

We spend significant engineering resources producing customized software and hardware to assure consistent high product quality. We test every product both during and after the assembly process using internally developed automated product assurance testing procedures. These procedures consist of automated board and automated system testing as well as environmental testing. Although we generally use standard parts and components for our products, many key components are purchased from sole or single source vendors for which alternative sources are not currently available. In the past we have experienced supply problems and we may experience supply problems in the future from any of our contract manufacturers or vendors.

Research and Product Development

We focus our development efforts on providing enhanced functionality to our existing products, including total network offerings and performance and the development of additional software-based features and functionality. We obtain extensive product development input from our customers and our monitoring of end-user needs and changes in the marketplace. Our current product development focus has been on developing next-generation wireline and wireless broadband access products and completing new products. Our success will depend, in part, on our ability to develop and introduce in a timely fashion new products and enhancements to our existing products. We have in the past made, and intend to continue making, significant investments in product and technological development. Our engineering, research and development expenditures totaled approximately $23.7 million in 2002, $11.0 million in 2003 and $18.2 million for the year ended December 31, 2004. We perform our research and product development activities at our offices in Boulder, Colorado, Tulsa, Oklahoma, Roanoke, Virginia and Brookfield, Connecticut. Our inability to develop new products or enhancements to existing products on a timely basis, or the failure of these new products or enhancements to achieve market acceptance, could have a material adverse effect on our business.

Intellectual Property

As of December 31, 2004, we held a total of 16 issued U.S. patents and had approximately 8 pending U.S. patent applications. We have 1 U.S. trademark application pending and have 15 registered trademarks. A large number of patents and frequent litigation based on allegations of patent infringement exist within the telecommunications industry. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to us. If any such claims asserting that our products infringe on proprietary rights of third parties were determined adversely to us, it could have a material adverse effect on our business, financial condition or results of operations.

We rely upon a combination of patent, copyright, trademark and trade secret laws both common and statutory as well as confidentiality procedures and contractual restrictions to establish and protect our proprietary rights. We have also entered into employee protection and confidentiality agreements with our employees and consultants, and we enter into non-disclosure agreements with our customers, partners, suppliers and distributors so as to limit access to and disclosure of our proprietary information. However, such measures may not be adequate to deter and prevent misappropriation of our technologies or independent third-party development of similar technologies. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the U.S. and thus make the possibility of misappropriation of our technology and products more likely. Based on the effort and cost associated with enforcing foreign intellectual property protections as compared with the comparative value of such protections, we suspended our activities related to obtaining international trademark and patent registrations.

Employees

As of December 31, 2004, we employed 261 full-time employees. No employees are covered by any collective bargaining agreements and we have never experienced a work stoppage. We believe that our relationships with our employees are good.

Many of our employees are highly skilled, and our continued success depends in part upon our ability to attract and retain such employees. In an effort to attract and retain such employees, we continue to offer employee benefit programs that we believe are at least equivalent to those offered by our competitors. Despite these programs, in the past we have experienced difficulties in hiring certain skilled personnel. In critical areas, we have utilized consultants and contract personnel to fill these needs until full time employees could be recruited.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained and incorporated in this Annual Report on Form 10-K/A, before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In these circumstances, the market price of our common stock could decline and you may lose all or part of your investment.

If we are not current in our SEC filings, we will face several adverse consequences.

NASDAQ has notified us that we must file all periodic reports with the SEC and NASDAQ for all reporting periods ending on or before March 31, 2005. Until we file our Form 10-Q for the quarter ended March 31, 2005, or if we are unable to remain current in our financial filings, we will not be able to issue securities or have a registration statement under the Securities Act of 1933, covering a public offering of securities, declared effective by the SEC, and we will not be able to make offerings pursuant to existing registration statements (including registration statements on Form S-8 covering employee stock plans). In addition, our affiliates and other individuals holding restricted stock will not be able to sell our securities pursuant to Rule 144 under the Securities Act until we become current in our SEC filings. Finally, we will not be eligible to use a "short form" registration statement on Form S-3 until we have timely filed all SEC reports required to be filed for a twelve-month period. These restrictions may impair our ability to raise funds in the public markets, should we desire to do so, and to attract and retain key employees.

Our common stock may be delisted from the NASDAQ National Market and transferred to the Over-the-Counter ("OTC") Bulletin Board, which may, among other things, reduce the price of our common stock and the levels of liquidity available to our stockholders.

If we fail to keep current in our SEC filings, our common stock may be delisted from the NASDAQ National Market and subsequently would trade on the OTC Bulletin Board. The OTC Bulletin Board is generally considered less efficient than the NASDAQ National Market. If our common stock is traded on the OTC Bulletin Board, our stockholders could find it more difficult to dispose of our common stock or to obtain accurate quotations as to the price of our common stock. The trading of our common stock on the OTC Bulletin Board could also increase the level of volatility in our stock price, could result in a decrease in the price of our common stock and could reduce the level of liquidity available to our stockholders. In addition, the trading of our common stock on the OTC Bulletin Board will materially adversely affect our access to the capital markets, and the limited liquidity and reduced price of our common stock could materially adversely affect our ability to raise capital through alternative financing sources on terms acceptable to us or at all. A company trading on the OTC Bulletin Board cannot avail itself of federal preemption of state securities or "blue sky" laws, which adds substantial compliance costs to securities issuances, including pursuant to employee option plans, stock purchase plans and private or public offerings of securities. Our delisting from the NASDAQ National Market and transfer to the OTC Bulletin Board may also result in other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

We have been unable to predict accurately the costs associated with evaluating our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and may continue to be unable to do so in the future.

We have been unable to accurately predict the costs, including the costs of both internal assessments and external auditor assessments, associated with complying with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and in evaluating our internal control over financial reporting. Costs of compliance were significantly larger than originally anticipated in 2004, and costs of compliance in future periods may continue to be unpredictable, which could have an adverse effect on our financial results.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, our business could be harmed and current and potential stockholders could lose confidence in our financial reporting, which could negatively impact the trading price of our stock.

Maintaining an effective system of internal control over financial reporting is necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal control over financial reporting that need improvement including control deficiencies that may constitute material weaknesses. As more fully described in Item 9A of this Annual Report on Form 10-K/A, as of December 31, 2004, our management concluded that we did not maintain effective controls over certain aspects of our review of our statements of cash flow and certain revenue recognition policies. These control deficiencies resulted in a restatement of our previously issued financial statements for the fiscal years ended December 31, 2003 and 2004, and for each of the quarters therein.

A failure to implement and maintain effective internal control over financial reporting, including a failure to implement corrective actions to address the control deficiencies identified above, could result in a material misstatement of our financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We experienced large net losses and decreases in net revenue in 2001 and 2002, which caused a significant decline in the market price of our common stock, and we could experience similar declines in net revenue in the future, which could negatively impact the market price of our common stock.

Our quarterly and annual operating results have fluctuated significantly in the past and may continue to vary significantly in the future. For example, although we were profitable on an annual basis from 1997 to 2000, we experienced net losses of $14.9 million and $52.7 million in 2001 and 2002, respectively. In addition, our net revenue decreased from $148.1 million in 2000 to $100.7 million and $50.2 million in 2001 and 2002, respectively.

Although our revenues increased from $62.5 million in 2003 to $95.4 million in 2004, our quarterly revenues decreased in the third and fourth quarters of 2004, resulting in a decrease in net revenue from $58.1 million in the first six months to $37.4 million in the last six months of 2004. We cannot be certain that our annual and quarterly revenue will not fluctuate in the future.

We face a number of risks that could cause our future net revenue and operating results to experience similar fluctuations, including the following:

- The loss of, or significant reduction in purchases by, any of our large customers, two of whom were each responsible for more than 10% of our net revenue in the year ended December 31, 2004;
- Overall movement toward industry consolidation among both our competitors and our customers, both wireless and wireline;
- Reductions in capital spending for equipment by the telecommunications industry, a factor that resulted in a large decline in our product sales starting in 2000;
- Costs related to acquisitions of technologies or businesses;
- Fluctuations in demand for our products and services, especially with respect to Internet businesses and telecommunications carriers, in part due to the changing global economic and regulatory environment;
- Changes in sales and implementation cycles for our products and reduced visibility into our customers' spending plans and associated revenue;
- Price and product competition in the communications and networking industries, which can change rapidly due to technological innovation;
- The timing, size, and mix of orders from customers;
- The introduction and market acceptance of new technologies and products and our success in new markets;
- Variations in sales channels, product costs, or mix of products sold;
- The ability of our customers, channel partners, and suppliers to obtain financing or to fund capital expenditures;
- Our ability to achieve targeted cost reductions and to execute on our strategy and operating plans; and
- Potential difficulties in completing projects associated with in-process research and development.

The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Generally, purchases by service providers of telecommunications equipment from manufacturers have been unpredictable and clustered, rather than steady, as the providers build out their networks. The primary factors that may affect our revenues and results include the following:

- Fluctuation in demand for our voice infrastructure products and the timing and size of customer orders;
- The cancellation or deferral of existing customer orders or the renegotiation of existing contractual commitments;
- The failure of certain of our customers to successfully and timely reorganize their operations, including emerging from bankruptcy;
- The length and variability of the sales cycle for our products; and
- The timing of revenue recognition and amount of deferred revenues.

Deterioration of the wireless infrastructure industry could lead to reductions in capital spending budgets by wireless operators and original equipment manufacturers, which could adversely affect our revenues, gross margins and income.

Our revenues and gross margins will depend significantly on the overall demand for wireless infrastructure subsystems products. A reduction in capital spending budgets by wireless operators and OEMs caused by an economic downturn, consolidation within the industry such as the mergers of Cingular and AT&T Wireless, and the recently announced mergers of Sprint and Nextel, or otherwise could lead to a softening in demand or delay procurement of our products and services. Such factors resulted in a decrease in revenues and earnings in the third and fourth quarter of 2004 and could result in decreases in revenues and earnings in future periods.

We rely on a limited number of distributors and OEMs, the loss of any of which could cause a decline in our net revenue and have an adverse effect on our results of operations and the price of our common stock.

A significant portion of the sales of our products are through distributors and OEMs, which generally are responsible for warehousing products, fulfilling product orders, servicing end-users and, in some cases, customizing and integrating our products at end-users' sites. We rely on a limited number of distributors and OEMs to sell our products. For example, one distributor, Walker & Associates, Inc., accounted for 16%, 11% and 7% of our net revenue in 2002, 2003 and 2004, respectively. In addition, one OEM customer accounted for over 10% of our net revenue in the year ended December 31, 2004. We expect that, in the future, a significant portion of our products will continue to be sold to a small number of distributors and OEMs. Accordingly, if we lose any of our significant distributors and OEMs or experience reduced sales to such distributors and OEMs, our net revenue would decline, which would have an adverse effect on our operating results and could cause a decline in the price of our common stock.

If our distributors are not successful both in terms of operating their own businesses and in selling our products to their customers, we could experience a decline in net revenue, an increase in inventory and bad debt, and deterioration in our operating results.

In the past, some of our distributors have experienced problems with their financial and other resources that have impaired their ability to pay us. For example, in 2002 we incurred bad debt of approximately $1.1 million from one of our distributors when it declared bankruptcy. Although we continually monitor and adjust our reserves for bad debts, we cannot assure you that any future bad debts that we incur will not exceed our reserves. Furthermore, we cannot assure you that the financial instability of one or more of our distributors will not result in decreased net revenue for us and deterioration in our operating results. Distributors have, in the past, reduced planned purchases of our products due to overstocking and such reductions may occur again in the future. Moreover, distributors who have overstocked our products have, in the past, reduced their inventories of our products by selling such products at significantly reduced prices. This may occur again in the future. Any reduction in planned purchases or sales at reduced prices by distributors in the future could harm our business by, among other things, reducing the demand for our products and creating conflicts with other distributors and our direct sales efforts.

Some of our distributors and OEMs have stock rotation, limited return, on time delivery and price protection rights which could cause a material decrease in the average selling prices and gross margins of our products, either of which would have an adverse effect on our operating results and financial condition.

We generally provide our distributors and OEMs with limited stock rotation, on time delivery, return rights and price protection rights. Three times a year, some of these customers can return up to 15% of our unsold products to us in return for an equal dollar amount of new products. The returned products must have been held in stock by such distributor or OEM and have been purchased within the four-month period prior to the return date. We cannot be certain that we will not experience significant returns of our products, or ensure that our shipment in the future will be on time, or that we will make adequate allowances to offset these returns and late deliveries.

We also provide certain distributors and OEMs with price protection rights in which we provide some of these customers with 60-days notice of price increases. Orders we receive from distributors or OEMs within the 60-day period are filled at the lower product price. In the event of a price decrease, we may be required to credit distributors and OEMs the difference in price for any stock they have in their inventory. In addition, we grant certain of our distributors and OEMs "most favored customer" terms, pursuant to which we have agreed not to knowingly grant another distributor or OEM the right to resell the same products on terms more favorable than those granted to the existing distributor or OEM, without offering the more favorable terms to the existing distributor or OEM. It is possible that these price protection and "most favored customer" clauses could cause a material decrease in the average selling prices and gross margins of our products, which could in turn have a material adverse effect on distributor or OEM inventories, our business, financial condition, or results of operations.

We do not have exclusive agreements with our distributors, who sell other broadband communications equipment that competes with our products. As a result, our distributors may not recommend or continue to use and offer our products or devote sufficient resources to market and support our products, which could result in a reduction in sales of our products.

Our agreements with our distributors generally do not grant exclusivity, prevent the distributor from carrying competing products or require the distributor to purchase any minimum dollar amount of our products. Additionally, our distribution agreements do not attempt to allocate certain territories for our products among our distributors. To the extent that different distributors target the same end-users of our products, distributors may come into conflict with one another, which could damage our relationship with, and sales to, such distributors.

Most of our existing distributors also distribute the products of our competitors. Our distributors may not recommend or continue to use and offer our products, or our distributors may recommend competitive products in place of our products and not devote sufficient resources to market and provide the necessary customer support for our products. In addition, it is possible that our distributors will give a higher priority to the marketing and customer support of competitive products or alternative solutions.

Our distributors do not have any obligation to purchase additional products, and accordingly, they may terminate their purchasing arrangements with us, or significantly reduce or delay the amount of our products that they order, without penalty. Any such termination, change, reduction, or delay in orders would harm our business.

We continue to rely on a limited number of direct customers, the loss of any of which could result in a decline in net revenue and the price of our common stock.

A significant portion of our net revenue has been derived from a limited number of large direct customers, and we believe that this trend will continue in the future. For example, for the year ended December 31, 2004, we sold directly to T-Mobile who accounted for approximately 10% of our net revenue. The majority of our direct customers do not have any obligation to purchase additional products, and, accordingly, they may terminate their purchasing arrangements with us or significantly reduce or delay the amount of our products that they order or forecast without penalty. We have experienced cancellations and delays of orders in the past and significant reductions in product forecasts, and we expect to continue to experience order cancellations and delays from time to time in the future. Any such termination, change, reduction or delay in orders would harm our business. The timing of customer orders and accuracy of customer forecasts and our ability to fulfill these forecasts and orders can cause material fluctuations in our operating results, and we anticipate that such fluctuations will continue in the future.

If our direct customers do not successfully operate their own businesses, their capital expenditures could be limited, which could result in a delay in payment for, or a decline in the purchase of, our products, which could result in a decrease in our net revenue and a deterioration of our operating results.

In the past, some of our direct customers have experienced problems with their financial and other resources that have impaired their ability to pay us. For example, in 2002, one of our direct customers filed for bankruptcy protection, and, as a result, we incurred approximately $1.1 million in bad debt. Another direct customer, which accounted for 13.5% of our net revenues in 2002, has experienced financial difficulty and restructured its operations, and it may not be in a position in the future to continue its historic purchase levels. We cannot be certain that any bad debts that we incur in connection with direct sales will not exceed our reserves or that the financial instability of one or more of our direct customers will not continue to adversely affect future sales of our products or our ability to collect on accounts receivable for current sales of our products.

In addition, we sell a moderate volume of products to competitive carriers. The competitive carrier market is experiencing consolidation. Many of our competitive carrier customers do not have a strong financial position and have limited ability to access the public financial markets for additional funding for growth and operations. Currently, one of our large customers must rely on funding from its parent to fund operating losses and meet its working capital, capital expenditure, debt service and other obligations.

Neither equity nor debt financing may be available to these companies on favorable terms, if at all. To the extent that these companies are unable to obtain the financing they need, our ability to make future sales to these customers and realize revenue from any such sales could be harmed. In addition, if one or more of these competitive carriers fail, we could face a loss in revenue and an increased bad debt expense, due to their inability to pay outstanding invoices, as well as a corresponding decrease in customer base and future revenue. Furthermore, a significant portion of our sales to competitive carriers is made through independent distributors. The failure of one or more competitive carriers could cause a distributor to experience business failure and/or default on payments to us.

We grant certain of our direct customers "most favored customer" terms, which could cause a material decrease in the average selling prices and gross margins of our products, which would have an adverse effect on our operating results and financial condition.

In agreements with direct customers that contain "most favored customer" terms, we have agreed to not knowingly provide another direct customer with similar terms and conditions or a better price than those provided to the existing direct customer without offering the more favorable terms, conditions or prices to the existing direct customer. It is possible that these "most favored customer" clauses could cause a material decrease in the average selling prices and gross margins of our products, which could, in turn, have an adverse effect on our operating results and financial condition.

A longer than expected sales cycle could cause our revenues and operating results to vary significantly from quarter to quarter.

Our sales cycle averages approximately four to 24 months but can take longer in the case of incumbent local exchange carriers, or ILECs, and other end-users. This process is often subject to delays because of factors over which we have little or no control, including:

- a distributor's, OEM's or carrier's budgetary constraints including the timing of expenditures;
- consolidation and merger discussions between wireless and wireline carriers;
- outsourcing of inventory management by a distributor or OEM customer;
- a distributor's, OEM's or carrier's internal acceptance reviews;
- a distributor's, OEM's or carriers staffing levels and availability of lab time for product testing;
- the success and continued internal support and development of a carrier's product offerings;
- the possibility of cancellation or delay of projects by distributors, OEMs or carriers; and
- the possibility of a regulatory investigation of our distributors, OEMs or carriers.

In addition, as carriers have matured and grown larger both through internal growth and acquisitions, their purchase processes have typically become more institutionalized, requiring more of our time and effort to gain the initial acceptance and final adoption of our products by these customers. Although we attempt to develop our products with the goal of facilitating the time to market of our customer's products, the timing of the commercialization of a new distributor or carrier applications or services based on our products is primarily dependent on the success and timing of a customer's own internal deployment program. Delays in purchases of our products can also be caused by late deliveries by other vendors, changes in implementation priorities and slower than anticipated growth in demand for our products. A delay in, or a cancellation of, the sale of our products could cause our results of operations to vary significantly from quarter to quarter.

In the industry in which we compete, a supplier must first obtain product approval from an ILEC or other carrier to sell its products to them. This process can last from four to 18 months or longer depending on the technology, the service provider, and the demand for the product from the service provider's subscribers. Consequently, we are involved in a constant process of submitting for approval succeeding generations of products, as well as products that deploy new technology or respond to new technology demand from certain carriers or other end-users. We have been successful in the past in obtaining such approvals. However, we cannot be certain that we will obtain such approvals in the future or that sales of such products will continue to occur. Furthermore, the delay in sales until the completion of the approval process, the length of which is difficult to predict, could result in fluctuations of revenue and uneven operating results from quarter to quarter or year to year.

Communications carriers face capital constraints which have restricted and may continue to restrict their ability to buy our products, thereby resulting in longer sales cycles, deferral or delay of purchase commitments for our products, and increased price competition.

Our customers consist primarily of communications carriers, including wireless carriers, local exchange carriers, multi-service cable operators, and competitive local and international communications providers. These carriers require substantial capital for the development, construction, and expansion of their networks and the introduction of their services. Although the economy has slightly improved, there is still oversupply of communications bandwidth that has resulted in a constraint on the availability of capital for these carriers and has had a material adverse effect on many of our customers with numerous customers substantially reducing their capital spending. If our current or potential customers cannot successfully raise necessary funds or if they experience any other adverse effects with respect to their operating results or profitability, their capital spending programs could continue to be adversely impacted. These conditions adversely impacted the sale of our products and our operating results most severely in the fourth quarter of 2000, and they continued to have an adverse impact throughout 2001, 2002, and 2003. These conditions may continue to result in longer sales cycles, deferral or delay of purchase commitments for our products, and increased price competition. In addition, to the extent we choose to provide financing to these prospective customers, we will be subject to additional financial risk that could increase our expenses.

If we are unable to develop new or enhanced products that achieve market acceptance, we could experience a reduction in our future product sales, which would cause the market price of our common stock to decline.

The communications industry is characterized by rapidly changing technology, evolving industry standards, changes in end-user requirements, and frequent new product introductions and enhancements, each of which may render our existing products obsolete or unmarketable. Our success depends on our ability to enhance our existing products and to timely and cost-effectively develop new products with features that meet changing end-user requirements and emerging industry standards. The development of new, technologically advanced products is an expensive, complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. We may not be successful in identifying, developing, manufacturing, and marketing product enhancements or new products that will respond to technological change or evolving industry standards. In the recent past, we have experienced delays in the development and shipment of new products and enhancements, which has resulted in distributor and end-user frustration and delay or loss of net revenue. It is possible that we will experience similar or other difficulties in the future that could delay or prevent the successful development, production, or shipment of such new products or enhancements, or that our new products and enhancements will not adequately meet the requirements of the marketplace and achieve market acceptance. Announcements of currently planned or other new product offerings by our competitors or us have in the past caused, and may in the future cause, distributors or end-users to defer or cancel the purchase of our existing products. Our inability to develop new products or enhancements to existing products on a timely basis, or the failure of such new products or enhancements to achieve market acceptance, could result in a decline in our future product sales and the price of our common stock.

The introduction of new or enhanced products could cause disruptions in our distribution channels and the management of our operations, which could cause us to record lower net revenue or adversely affect our gross margins.

Our introduction of new or enhanced products will require us to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories, and ensure that adequate supplies of new products can be delivered to meet customer demand. We have historically reworked certain of our products in order to add new features that were included in subsequent releases of the products, which generally resulted in reduced gross margins for those products until such time as production volumes of these new products increase. We can give no assurance that these historical practices will not occur in the future and cause us to record lower net revenue or negatively affect our gross margins.

We rely on the introduction of new or enhanced products to offset the declining sales prices and gross margins of our older products, and the failure of our new or enhanced products to achieve market acceptance could result in a decline in our net revenue and operating results.

We believe that average selling prices and gross margins for our products will decline as such products mature and as competition intensifies. For example, the average selling price for our Wide Bank products and Adit products has decreased substantially in the past two years. These decreases were due to general economic conditions and the introduction of competitive products with lowers prices. To offset declining selling prices, we believe that, in addition to reducing the costs of production of our existing products, we must introduce and sell new and enhanced products on a timely basis at a low cost or incorporate features in these products that enable them to be sold at higher average selling prices. To the extent that we are unable to reduce costs sufficiently to offset any declining average selling prices or that we are unable to introduce enhanced products with higher selling prices, our gross margins would decline and such decline could adversely affect our operating results and the price of our common stock.

To develop new products or enhancements to our existing products, we will need to continue to invest in research and development, which could adversely affect our financial condition and operating results, especially if we need to increase the amount of our investment to successfully respond to developing industry standards.

As standards and technologies evolve, we will be required to modify our products or develop and support new versions of our products. Our research and development expenses increased 65% to $18.2 million in 2004 from $11.0 million in 2003. As a result, we may experience periods of limited profitability due to the resources needed to develop new and enhanced products to remain competitive. The failure of our products to comply, or delays in achieving compliance, with the various existing and evolving technological changes and industry standards could harm sales of our current products or delay introduction of our future products.

Our industry is highly competitive; if we fail to compete successfully against our competitors, our market share and product sales could be adversely affected, resulting in a decline in our net revenue and deterioration of our operating results.

The market for our products is intensely competitive, with a large number of equipment suppliers providing a variety of products to diverse market segments within the telecommunications industry. Our existing and potential competitors include many large domestic and international companies, including companies that have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, manufacturing, technological, sales and marketing, distribution, and other resources. Our principal competitors include Adtran, Inc., Audiocodes, Cisco Systems, Inc., Eastern Research, Inc., Lucent Technologies, Inc., Natural Microsystems, Telco Systems, Inc., Tellabs, Inc., Verilink Corporation, Zhone Technologies, Inc. and other small independent systems integrators and private and public companies. Most of these companies offer products competitive with one or more of our product lines. We expect that our competitors that currently offer products competitive with only one of our products will eventually offer products competitive with all of our products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications equipment manufacturers and computer hardware and software companies, may enter these markets through acquisition, thereby further intensifying competition.

Many of our current and potential competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing, and other resources and more established channels of distribution. As a result, such competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources than we can devote to the development, promotion, and sale of their products. In addition, such competitors may enter our existing or future markets with solutions, either developed internally or through acquisition, that may be less costly, provide higher performance or additional features, or be introduced earlier than our solutions. Successful new product introductions or enhancements by our competitors could cause a significant decline in sales or loss of market acceptance of our products. Competitive products may also cause continued intense price competition or render our products or technologies obsolete or noncompetitive.

To be competitive, we must continue to invest significant resources in research and development and sales and marketing. We may not have sufficient resources to make such investments or be able to make the technological advances necessary to be competitive. In addition, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins, and loss of market share, any of which could cause a decline in the price of our common stock.

Our customers are subject to heavy government regulation in the telecommunications industry, and regulatory changes could adversely affect our customers' capital expenditure budgets and result in reduced sales of our products and significant fluctuations in the price of our common stock.

Competitive local exchange carriers, or CLECs, are allowed to compete with ILECs in the provisioning of local exchange services primarily as a result of the adoption of regulations under the Telecommunications Act of 1996, or the 1996 Act, that imposed new duties on ILECs to open their local telephone markets to competition. Although the FCC and federal district courts in various rulings in 2004 rejected efforts of several state regulators to subject certain VoIP services to intrastate telecommunications regulation, there are still uncertainties regarding other regulatory, economic, and political factors. Any changes to the 1996 Act or the regulations adopted thereunder, the adoption or repeal of new regulations by federal or state regulatory authorities apart from or under the 1996 Act, including the E911 FCC mandate or any legal challenges to the 1996 Act could have a material adverse impact upon the market for our products.

We are aware of certain litigation challenging the validity of the 1996 Act and local telephone competition rules adopted by the FCC for the purpose of implementing the 1996 Act. Furthermore, Congress has indicated that it may hold hearings to gauge the competitive impact of the 1996 Act, and it is possible that Congress will propose changes to the 1996 Act. This litigation and potential regulatory change may delay further implementation of the 1996 Act, which could negatively impact demand for our products. Our distributors or carrier customers may require that we modify our products to address actual or anticipated changes in the regulatory environment, or we may voluntarily decide to make such modifications. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. In the past, the delays inherent in this governmental approval process have caused, and may in the future cause, the cancellation or postponement of the deployment of new technologies. These delays could have a material adverse effect on our revenues, gross margins and income.

Our inability to modify our products in a timely manner or address such regulatory changes could cause a reduction in demand for our products, a loss of existing customers or the failure to attract new customers, which would result in lower than expected net revenue and a decline in the price of our common stock.

Telecommunication industry carriers are currently experiencing a period of consolidation that may impact the timing of future capital expenditures, which could adversely affect the demand for our products.

We are experiencing rapid consolidation in our customer base. During the past 12 months a number of large mergers in the telecommunications industry have been announced, including the following: Cingular Wireless and AT&T wireless, Sprint and Nextel, SBC and AT&T, Alltel and Western Wireless, and Verizon. The integration of the operations of the entities involved in these acquisitions may take a long time, and this could cause delays in new capital expenditures until the merged entities budget for additions for their asset base. The effects of a consolidation involving any of our customers could result in postponed orders, decreased orders, or canceled orders. For instance, in the third and fourth quarters of 2004, market consolidation in the wireless industry relating to the merger of Cingular and AT&T Wireless and T-Mobile's purchase of spectrum from Cingular resulted in reduced sales to our wireless customers and OEMs. In addition, industry consolidation may result in sole-source vendors by our customers, which in turn could have a material adverse effect on our business, operating results, and financial condition. In particular, consolidation in the telecommunication industry carriers will lead to fewer customers in that market and the loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of a larger number of participants.

We have limited supply sources for some key parts and components of our products, and our operations could be harmed by supply interruptions, component defects or unavailability of these parts and components.

Many key parts and components are purchased from sole source suppliers for which alternative sources are not currently available. We currently purchase 1,183 key components from suppliers for which there are currently no substitutes. Lead times for materials and components vary significantly and depend on many factors, some of which are beyond our control, such as specific supplier performance, contract terms and general market demand for components. If product orders vary significantly from forecasts, we may not have enough inventories of certain materials and components to fill orders. In addition, many companies utilize the same materials and supplies as we do in the production of their products. Companies with more resources than our own may have a competitive advantage in obtaining materials and supplies due to greater buying power. These factors can result in reduced supply, higher prices of certain materials, and delays in the receipt of certain of our key components, which in turn may generate increased costs, lower margins, and delays in product delivery.

We attempt to manage these risks through developing alternative sources, through engineering efforts designed to obviate the necessity of certain components, and by building long-term relationships and maintaining close personal contact with each of our suppliers. However, we have experienced delays in or failures of deliveries of key components in the past, either to us or to our contract manufacturers, and consequent delays in product deliveries, may occur in the future.

We currently do not have long-term supply contracts for many of our key components. Our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, stop selling their products or components to us at commercially reasonable prices, refuse to sell their products or components to us at any price, or be unable to obtain or have difficulty obtaining components for their products from their suppliers.

Our distributors, OEMs and direct customers frequently require rapid delivery after placing an order. Our inability to obtain sufficient quantities of the components needed to fulfill such orders has in the past resulted in, and may in the future result in, delays or reductions in product shipments, which could have an adverse effect on sales and customer relationships, our business, financial condition, or results of operations. In the event of a reduction or interruption of supply, it could take up to nine months or more for us to begin receiving adequate supplies from alternative suppliers. Furthermore, we may not be able to engage an alternative supplier who could be in a position to satisfy our production requirements on a timely basis, if at all. Delays in shipments by one of our suppliers have led to lost or delayed sales and sales opportunities in the past and may do so again in the future. For example, in the third quarter of 2004, we were not able to fulfill all of our open purchase orders of our Adit and BROADway products due to unforecasted demand and a lack of availability of parts.

In addition, the manufacturing process for certain single or sole source components is extremely complex. Our reliance on suppliers for these components, especially for newly designed components, exposes us to potential production difficulties and quality variations that the suppliers experience. In the past, this reliance on outside suppliers for these components has negatively impacted cost and the timely delivery of our products to our customers.

Our dependence on third-party manufacturers could result in product delivery delays, which would adversely affect our ability to successfully sell and market our products and could result in a decline in our net revenue and operating results.

We currently use several third-party manufacturers to provide certain components, printed circuit boards, chassis, and subassemblies. Our reliance on third-party manufacturers involves a number of risks, including the potential for inadequate capacity, the unavailability of, or interruptions in, access to certain process technologies, transportation interruptions, and reduced control over procurement of critical components, product quality delivery schedules, manufacturing yields, and costs. Some of our manufacturers are undercapitalized and may be unable in the future to continue to provide manufacturing services to us. If these manufacturers are unable to manufacture our components in required volumes, we will have to identify and qualify acceptable additional or alternative manufacturers, which could take in excess of twelve months. We cannot assure you that any such source would become available to us or that any such source would be in a position to satisfy our production requirements on a timely basis. Any significant interruption in our supply of these components would result in delays, the payment of damages for such delays, or reallocation of products to customers, all of which could have a material adverse effect on our ability to successfully sell and market our products and could result in a decline in our net revenue and operating results. Moreover, since a significant portion of our final assembly and test operations are performed in one location, any fire or other disaster at our assembly facility could also have an adverse effect on our net revenue and operating results.

Our executive officers and certain key personnel are critical to our business, and any failure to retain these employees could adversely affect our ability to manage our operations and develop new products or enhancements to current products.

Our success depends to a significant degree upon the continued contributions of our Chief Executive Officer and key management, sales, engineering, finance, customer support, and product development personnel, many of whom would be difficult to replace. In particular, the loss of Roger L. Koenig, President and Chief Executive Officer and our co-founder, could adversely affect our ability to manage our operations. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, sales, customer support and product development personnel. We do not have employment contracts with any of our key personnel. The loss of the services of any such persons, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineering personnel and qualified sales personnel, could adversely affect our ability to manage our operations and develop new products or enhancements to current products.

Our customers are subject to numerous and changing regulations, interoperability requirements and industry standards. If the products they purchase from us do not meet these regulations or are not compatible with these standards or interoperate with the equipment solution selected by our customers, our ability to continue to sell our products could be seriously harmed.

Our products must comply with a significant number of voice and data regulations and standards, which vary between U.S. and international markets, and may also vary within specific foreign markets. We also need to ensure that our products are easily integrated with various telecommunications systems. Standards for new services continue to evolve, requiring us to continuously modify our products or develop new versions to meet new standards. Testing to ensure compliance and interoperability requires significant investments of time and money. Our VoIP products currently interoperate with approximately 11 different product solutions and we are required to continually update our products based on our partners' new releases of software for these products. If our systems fail to timely comply with evolving standards in U.S. and international markets, if we fail to obtain compliance on new features or if we fail to maintain interoperability with equipment from other companies, our ability to sell our products would be significantly impaired. We could thereby experience, among other things, customer contract penalties, delayed or lost customer orders and decreased revenues.

We have maintained compliance with ISO 9001:2000 since we were first certified in May 2000, with Telcordia OSMINE when we were first certified in the fourth quarter of 2001 and with Network Equipment Building Standards Level 3 since we were first certified in April 1998. ISO 9001:2000 is a set of comprehensive standards that provide quality assurance requirements and quality management guidance. These standards act as a model for quality assurance for companies involved with the design, testing, manufacture, delivery and service of products. Telecordia, formerly known as Bellcore, developed the Osmine program, which is a process designed to ensure that all of the network equipment used by Regional Bell Operating Companies, or RBOCs, can be managed by the same software programs. NEBS, or Network Equipment Building Standards, are a set of performance, quality and safety requirements -- which were developed internally at Bell Labs and later at Telcordia -- for network switches. RBOCs and local exchange carriers rely on NEBS-compliant hardware for their central office telephone switching. We cannot assure that we will maintain these certifications. The failure to maintain any of these certifications may adversely impair the competitiveness of our products.

Our products may suffer from defects or errors that may subject us to product returns and product liability claims, which could adversely affect our reputation and seriously harm our results of operations.

Our products have contained in the past, and may contain in the future, undetected or unresolved errors when first introduced or when new versions are released. Despite our extensive testing, errors, defects, or failures are possible in our current or future products or enhancements. If such defects occur, we may be subject to:

- delays in or losses of market acceptance and sales;
- penalties for network outages in our installed network base;
- product returns;
- diversion of development resources resulting in new product development delay;
- injury to our reputation; or
- increased service and warranty costs.

Delays in meeting deadlines for announced product introductions, or enhancements or performance problems with such products, could undermine customer confidence in our products, which would harm our customer relationships.

Our agreements with our distributors, OEMs and direct customers typically contain provisions designed to limit our exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in our agreements may not be effective or adequate under the laws of certain jurisdictions. It is also possible that our errors and omissions insurance may be inadequate to cover any potential product liability claim. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims, and it is possible that we will be subject to such claims in the future. Product liability claims brought against us could harm our business.

Difficulties in integrating past or future acquisitions could adversely affect our operating results and result in a decline in the price of our common stock.

We have spent and may continue to spend significant resources identifying businesses to be acquired by us. The efficient and effective integration of any businesses we acquire into our organization is critical to our growth. Acquisitions involve numerous risks including difficulties in integrating the operations, technologies and products of the acquired companies, the diversion of our management's attention from other business concerns and the potential loss of key employees of the acquired companies. Failure to achieve the anticipated benefits of these and any future acquisitions or to successfully integrate the operations of the companies we acquire could also harm our business, results of operations and cash flows. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with our future acquisitions.

If we have insufficient proprietary rights or if we fail to protect those rights we have, third parties could develop and market products that are equivalent to our own, which would harm our sales efforts and could result in a decrease in our net revenue and the price of our common stock.

We rely primarily on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. As of December 31, 2004, we held a total of 16 issued U.S. patents and had approximately 8 pending U.S. patent applications. We have one U.S. trademark application pending and have 15 registered trademarks. We cannot assure you that our pending patent or trademark applications will be granted or, if granted, will be sufficient to protect our rights. We have entered into confidentiality agreements with our employees and consultants, and non-disclosure agreements with our suppliers, customers, and distributors in order to limit access to and disclosure of our proprietary information. However, such measures may not be adequate to deter and prevent misappropriation of our technologies or independent third-party development of similar technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use trade secrets or other information that we regard as proprietary. Furthermore, we may be subject to additional risks as we enter into transactions in foreign countries where intellectual property laws do not protect our proprietary rights as fully as the laws of the U.S. Based on the effort and cost associated with enforcing foreign intellectual property protections as compared with the comparative value of such protections, we suspended our activities related to obtaining international trademark and patent registrations in the first quarter of 2003. We cannot assure that our competitors will not independently develop similar or superior technologies or duplicate any technology that we have. Any such events could harm our ability to sell and market our products, which could result in a decrease in net revenue and the price of our common stock.

We may face intellectual property infringement claims that could result in significant expense to us, divert the efforts of our technical and management personnel, or cause product shipment delays.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants in our markets increases and the functionality of our products is enhanced and overlaps with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. From time to time, third parties may assert patent, copyright, trademark, and other intellectual property rights to technologies that are important to us. Any future third-party claims, whether or not such claims are determined adversely to us, could result in significant expense, divert the efforts of our technical and management personnel, or cause product shipment delays. In the event of an adverse ruling in any litigation, we might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology, or obtain licenses from third parties. In addition, any public announcements related to litigation or interference proceedings initiated or threatened against us, even if such claims are without merit, could cause our stock price to decline.

In our customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of our product patents, trademarks, or copyrights of third parties. In certain limited instances, the amount of such indemnities may be greater than the net revenue we may have received from our customer.

Increased sales volume in international markets could result in increased costs or loss of revenue due to factors inherent in these markets.

We are in the process of expanding into international markets, and we anticipate increased sales from these markets. A number of factors inherent to these markets expose us to significantly more risk than domestic business, including:

- local economic and market conditions;
- exposure to unknown customs and practices;
- legal regulations and requirements in foreign countries;
- potential political unrest;
- foreign exchange exposure;
- unexpected changes in or impositions of legislative or regulatory requirements;
- less regulation of patents or other safeguards of intellectual property; and
- difficulties in collecting receivables and inability to rely on local government aid to enforce standard business practices.

Any of these factors, or others, of which we are not currently aware, could result in increased operating costs or loss of net revenue.

A small number of shareholders can exert significant influence on the outcome of matters requiring the approval of a majority of the outstanding shares of our common stock.

As of March 14, 2005, our directors and executive officers, together with members of their families and entities that may be deemed affiliates of, or related to, such persons or entities, beneficially owned approximately 39% of our outstanding shares of common stock. In particular, Mr. Koenig, a director and our President and Chief Executive Officer, and Ms. Pierce, a director and our Secretary, former CFO and Corporate Development Officer, are married. As of March 14, 2005, Mr. Koenig and Ms. Pierce together beneficially owned approximately 38% of our outstanding shares of common stock. Accordingly, these two stockholders can exert significant influence over the election of members of our Board of Directors and the outcome of all corporate actions requiring stockholder approval of a majority of the voting power held by our stockholders, such as mergers and acquisitions. This level of ownership by such persons and entities may delay, defer, or prevent a change in control and may harm the voting and other rights of other holders of our common stock.

ITEM 2. PROPERTIES

We own our principal administrative, sales and marketing, research and development, and support facilities consisting of approximately 64,000 square feet of office space in Boulder, Colorado.

We lease two other facilities in Boulder, Colorado. We lease approximately 39,000 square feet of manufacturing and warehouse space in a facility located outside of Boulder under a lease that was to expire on November 30, 2005. We have a lease for a warehouse of approximately 57,000 square feet in Boulder, Colorado, which expires on November 22, 2005. We vacated this space in February 2003 as part of our 2002 restructuring plan.

In addition, we lease facilities in three other states: Connecticut, Oklahoma and Virginia. Leases that we acquired from Paragon of approximately 12,800 square feet in Brookfield, Connecticut, and approximately 10,100 square feet in Bethel, Connecticut, expired December 31, 2004. We signed a one-year extension on the Brookfield lease. Our lease for space in Tulsa, Oklahoma, is used for research and development and consists of approximately 16,000 square feet of space and was to expire on April 30, 2005. In March of 2005, we extended the lease to April 30, 2006, but reduced our occupancy from 16,000 square feet to 8,617 square feet. We are currently leasing 17,000 square feet of space in Roanoke, Virginia, with an expiration date of November 30, 2007. We are currently occupying approximately 7,000 square feet of this space and are seeking to sublease the remaining approximate 10,000 square feet. We were also occupying approximately a 2,000 square foot sales office in Ottawa, Canada. This lease expired on June 30, 2005.

In October 2002, we closed a research and development facility in Camarillo, California. The Camarillo lease consisted of approximately 14,500 square feet and expires on August 31, 2005.

All leased and owned space is considered adequate for the operation of our business, and no difficulties are foreseen in meeting any future space requirements.

ITEM 3. LEGAL PROCEEDINGS

Securities Action

Beginning on June 3, 2005, three purported shareholder class action lawsuits were filed in the United States District Court for the District of Colorado against Carrier Access Corporation and certain of our officers and directors. The cases, captioned *Croker v. Carrier Access Corporation, et al.*, Case No. 05-cv-1011-LTB; *Chisman v. Carrier Access Corporation, et al.*, Case No. 05-cv-1078-REB, and *Sved v. Carrier Access Corporation, et al*, Case No. 05-cv-1280-EWN, have been consolidated and are purportedly brought on behalf of those who purchased our publicly traded securities between October 21, 2003 and May 20, 2005. Plaintiffs allege that defendants made false and misleading statements, purport to assert claims for violations of the federal securities laws, and seek unspecified compensatory damages and other relief. The complaints are based upon allegations of wrongdoing in connection with our announcement of our intention to restate previously issued financial statements for the year ended December 31, 2004 and certain interim periods in each of the years ended December 31, 2004 and 2003.

Beginning on June 13, 2005, three purported shareholder derivative lawsuits were filed in the United States District Court for the District of Colorado, against various of our officers and directors and naming Carrier Access as a nominal defendant. The cases are captioned *Kenney v. Koenig, et al.*, Case No. 05-cv-1074-PSF, *Chaitman v. Koenig, et al.*, Case No. 05-cv-1095-LTB and *West Coast Management and Capital, LLC v. Koenig {sic}, et al.* Case No. 05-cv-1134-RPM. These actions are expected to be consolidated in August 2005. The complaints include claims for breach of fiduciary duty, abuse of control, waste of corporate assets, mismanagement and unjust enrichment; seek compensatory damages, disgorgement, and other relief; and are based on essentially the same allegations as the class actions described in the preceding paragraph.

Management believes that the claims in the class action are without merit. Because these lawsuits are at a very preliminary stage, management cannot at this time determine the probability or reasonably estimate a range of loss, if any. Were an unfavorable outcome to occur, it could have a material adverse impact on the Company's financial position and results of operations for the period in which such outcome occurred

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2004.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, ages and positions of all our executive officers as of March 14, 2005 are listed below, followed by a brief summary of their business experience. Executive officers are normally appointed annually by the Board of Directors at a meeting of the directors immediately following the Annual Meeting of Stockholders and serve until their successors are appointed. There are no arrangements or understandings between any officer and any other person pursuant to which an officer was selected. Mr. Koenig and Ms. Pierce are married.

Name	Age	Position
Roger L. Koenig	51	President and Chief Executive Officer
Nancy Pierce	47	Corporate Development Officer and Secretary
Gary Gatchell*	48	Executive Vice President, Treasurer and Chief Financial Officer

* Note: Mr. Gatchell was appointed as an executive officer in June of 2005

Roger L. Koenig. Mr. Koenig has served as our President, Chief Executive Officer and Chairman of the Board since our formation in September 1992. Prior to co-founding Carrier Access, Mr. Koenig served as President of Koenig Communications Inc., an equipment systems integration and consulting firm in San Jose, California, from 1987 to 1992. Prior to founding Koenig Communications, Mr. Koenig held a number of positions with IBM/ROLM Europe, a telecommunications equipment manufacturer, including Engineering Section Manager for Europe. Mr. Koenig received a B.S. in Electrical Engineering from Michigan State University and an M.S. in Engineering Management from Stanford University.

Nancy Pierce. Ms. Pierce has served as our Corporate Development Officer since April 2000 and has been a Director and Secretary since our incorporation in September 1992. From November 2004 to June 2005, Ms. Pierce also served as our interim Chief Financial Officer. Ms. Pierce previously served as our Corporate Controller, Chief Financial Officer, Vice President of Finance and Administration and Treasurer from September 1992 through April of 2000. Prior to co-founding Carrier Access, Ms. Pierce served as the Controller of Koenig Communications, Inc., a systems integration and consulting firm and held positions at IBM Corporation and ROLM Corporation. Ms. Pierce earned a B.S. degree from Colorado State University and an M.B.A. from California State University, Chico. In addition, Ms. Pierce holds an honorary doctorate degree in Commercial Science from St. Thomas Aquinas University.

Gary Gatchell. Mr. Gatchell has served as our Chief Financial Officer since June 2005. From January 2004 to June 2005, Mr. Gatchell provided professional financial and consulting services, including Sarbanes-Oxley compliance work. Previously, Mr. Gatchell was the CFO of Voyant Technologies, Inc., a leading provider of audio conferencing equipment, from August 1999 to January 2004. Prior to becoming CFO at Voyant, Mr. Gatchell was CFO at Intertech Plastics and was an audit manager at KPMG. Mr. Gatchell is an actively registered Certified Public Accountant and has a Master of Accountancy degree from The University of Denver.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock.

Our initial public offering was held on July 30, 1998 at a price of $12.00 per share. Our common stock is listed on the NASDAQ National Market under the symbol "CACS." The table below sets forth the high and the low closing sales prices per share as reported on the NASDAQ National Market for the periods indicated.

	High	Low
Year Ended December 31, 2003:		
First Quarter	$ 1.100	$ 0.470
Second Quarter	2.210	0.950
Third Quarter	5.040	2.170
Fourth Quarter	15.680	4.550
Year Ended December 31, 2004:		
First Quarter	$ 16.780	$ 9.710
Second Quarter	13.790	8.930
Third Quarter	14.380	5.830
Fourth Quarter	10.760	7.620

Holders of Common Stock

On March 14, 2005, the last reported sale price of our common stock as reported on the NASDAQ National Market was $6.75 per share. As of March 14, 2005, there were approximately 223 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have never declared cash dividends on our common stock. We currently intend to retain any earnings in our business and do not anticipate paying any cash dividends in the foreseeable future.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K/ A. For the years ended December 31, 2004 and 2003, the data in the table below reflects the restatement of results for those years (see below and Note 3 of Notes to Consolidated Financial Statements to our consolidated financial statements in Item 8 of this Form 10-K/ A).

	Year Ended December 31,				
	2000	2001	2002	2003 (As restated)	2004 (As restated)
	(Dollars thousands)				
Revenues, net	$ 148,050	$ 100,706	$ 50,247	$ 62,472	$ 95,493
Gross Profit	$ 81,281	$ 46,616	$ 17,102	$ 26,386	$ 40,112
Operating income (loss)	$ 23,269	$ (27,051)	$ (52,267)	$ 1,070	$ (4,578)
Net income (loss)	$ 18,550	$ (14,855)	$ (52,655)	$ 1,512	$ (1,779)
Income (loss) per share:					
Basic	$ 0.76	$ (0.60)	$ (2.13)	$ 0.06	$ (0.05)
Diluted	$ 0.74	$ (0.60)	$ (2.13)	$ 0.06	$ (0.05)
Working Capital	$ 99,851	$ 91,597	$ 56,324	$ 67,454	$ 142,047
Total Assets	$ 154,999	$ 133,017	$ 76,437	$ 107,426	$ 184,135
Stockholders' equity	$ 132,797	$ 118,593	$ 66,114	$ 88,448	$ 168,141

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NOTICE CONCERNING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis contains "forward-looking statements" within the meaning of the federal securities laws, including forward-looking statements regarding future sales of our products to our customers, expectations regarding, customer revenue mix, sources of revenue, gross margins, our tax liability, capital expenditures and operating costs and expenses. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "intends," "plans," "anticipates," "estimates," "potential," or "continue, "or the negative thereof or other comparable terminology. These statements are based on current expectations and projections about our industry and assumptions made by the management and are not guarantees of future performance. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, these expectations or any of the forward-looking statements could prove to be incorrect, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition, as well as any forward-looking statements, are subject to risks and uncertainties, including but not limited to the factors set forth under the heading "Risk Factors" in Item 1 of this Annual Report on Form 10-K/ A. All forward looking statements and reasons why results may differ included in this Annual Report on Form 10-K/ A are made as of the date hereof, and, unless required by law, we undertake no obligation to update any forward-looking statements or reasons why actual results may differ in this Annual Report on Form 10-K/ A.

Restatement of Consolidated Financial Statements

On May 2, 2005, we announced certain issues had been identified relating to the proper timing of revenue recognized from certain customer transactions. Additionally, we announced that in response to the issues identified we were performing a detailed review of our customer relationships including the timing of certain revenue.

During the course of our detailed review of customer relationships, we determined that the accounting with respect to certain prior period transactions required adjustment. As a result, on May 20, 2005 we announced that, although we were still in the process of performing a detailed review of all significant customer relationships, we had determined that we would restate previously issued financial statements for the year ended December 31, 2004 and certain interim periods in each of the years ended December 31, 2003 and 2004. We subsequently identified additional adjustments which resulted in our decision to restate the previously issued financial statements for the year ended December 31, 2003. This Form 10-K/A includes restated financial statements and related financial information for the years ended December 31, 2003 and 2004, and restated quarterly information for all the fiscal quarters of 2003 and 2004. The restated financial statements include a number of adjustments that impact previously reported revenue, cost of sales, accounts receivable and inventory reserves. The restated financial statements also include related adjustments to deferred revenue, sales and marketing expense and income taxes and a reallocation of the valuation allowance on deferred income tax assets between the current and non current portions. See the following paragraphs and refer to Note 3 of Notes to Consolidated Financial Statements for more detailed discussions of the restatement.

Material weaknesses in our internal control over financial reporting as of December 31, 2004 have been identified and reported to our audit committee. Please see "Item 9A. Controls and Procedures" below for a description of these matters, and of certain of the measures that we have implemented during 2005 to date, as well as additional steps we plan to take to strengthen our internal control over financial reporting.

Other than our Form 10-K for the year ended December 31, 2004, we do not anticipate amending our previously filed annual reports on Form 10-K or our quarterly reports on Form 10-Q for any prior periods. As such, the consolidated financial statements and related consolidated financial information contained in previously filed reports for the years ended December 31, 2003 and 2004 and for the quarterly reports during 2003 and 2004 should no longer be relied upon.

The net effects of all of the restatement adjustments on the statements of operations and balance sheet accounts are described and presented below as of the dates and for the periods indicated in the tables that follow. The amounts as of and for the years ended December 31, 2003 and 2004 are derived from our audited financial statements, as restated, which are contained herein. We have amended each item of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 that has been affected by the restatement.

The following is a summary of issues involved with the restatement:

Passage of Title

In the course of preparing our condensed financial statements for the quarter ended March 31, 2005, a transaction was identified whereby the underlying contract indicated that title passage occurred upon delivery to the customer whereas we had historically recognized revenues from this customer and all other customers based on our sales order acknowledgement which stated title passage and risk of loss occurred upon shipment from our facility. We then initiated a detailed review of all significant customer relationships to evaluate whether, historically, there was sufficient evidence to conclude that title and risk of loss had passed to each customer upon shipment. In connection with these detailed reviews, we determined that, for certain customers, the sales order acknowledgements were not sufficient to conclude that title and risk of loss had passed upon shipment. Accordingly, we decided revenue and cost of sales for products shipped to these customers should have been recognized upon delivery in our previously reported financial results. We have restated our previously reported financial results for 2003 and 2004 and for interim periods therein to correct for this issue. In our restated financial statements, revenue recognition for shipments which occurred at the end of calendar quarters has now been delayed until the following quarter.

Probability of Collection

During our detailed review of customer relationships we determined that we should not have recognized revenue for transactions with certain distributors where it appeared that the customer may not have been sufficiently capitalized and their ability to pay is contingent upon their resale of our product. Under accounting principles generally accepted in the U.S., if realization of revenue is contingent upon sell-through it is not appropriate to recognize revenue until sell-through occurs or upon receipt of cash. As we did not have sufficient visibility into these distributors' sales activities, we concluded that all sales to these distributors should have been recorded as revenue upon the receipt of cash. We have restated our previously reported financial results for 2003 and 2004 and for interim periods therein to correct for this issue. We expect that the $4.5 million reduction in 2004 revenue related to this adjustment will be recognized as revenue when we receive cash from the distributors.

Undelivered Elements

During our detailed review of customer relationships we determined that certain arrangements contained obligations to provide training, support and other deliverables that had not previously been accounted for as separate elements of the arrangement. Generally accepted accounting principles in the U.S. require accounting for each separate element and that a portion of the arrangement fee be allocated to each of those separable elements using an appropriately methodology. We had not previously allocated any arrangement fee to these other deliverables. We have restated our previously reported financial results for 2003 and 2004 and for interim periods therein to correct for this issue.

Inventory Valuation

In the course of assembling the information for the restatement of our consolidated financial statements, it was discovered that we had reduced inventory reserves in situations that we had determined that the products were saleable. Generally accepted accounting principles in the U.S. provide that once inventory has been written down below cost as the close of a fiscal accounting period, it should not be written back up. As a result, we completed a detailed analysis of our reserves activity for each component in inventory. We have restated our previously reported financial results for 2003 and 2004 and for interim periods therein to correct for this issue.

Restatement Summary

The following tables are a reconciliation of the statements of operations and balance sheets as previously reported to amounts as restated for the periods indicated, in thousands:

	Year ended December 31, 2003	Year ended December 31, 2004
Revenues, as previously reported	$ 62,556	$ 101,375
Restatement adjustments:		
Passage of title	(84)	(1,154)
Probability of collection	-	(4,514)
Undelivered elements	-	(214)
Total restatement adjustments	(84)	(5,882)
Revenues, as restated	$ 62,472	$ 95,493

	Year ended December 31, 2003	Year ended December 31, 2004
Net income, as previously reported	$ 2,458	$ 899
Restatement adjustments:		
Passage of title	(34)	(459)
Probability of collection	-	(2,170)
Undelivered elements	-	(230)
Inventory valuation	(912)	181
Total restatement adjustments	$ (946)	$ (2,678)
Net income (loss), as restated	$ 1,512	$ (1,779)

	Year ended December 31, 2003	Year ended December 31, 2004
Total assets, as previously reported	$ 107,542	$ 187,166
Restatement adjustments:		
Accounts receivable	(84)	(5,752)
Inventory	50	3,089
Inventory valuation	(912)	(731)
Deferred income taxes	830	363
Total adjustments	(116)	(3,031)
Total assets, as restated	$ 107,426	$ 184,135
Total liabilities, as previously reported	$ 18,148	$ 15,401
Restatement adjustments:		
Deferred revenue	-	214
Accrued liabilities	-	16
Deferred income taxes	830	363
Total adjustments	830	593
Total liabilities, as restated	$ 18,978	$ 15,994
Total stockholders' equity, as restated	$ 88,448	$ 168,141
Total liabilities and stockholders' equity, as restated	$ 107,426	$ 184,135

The effects of the restatement adjustments have been included in the following discussion and analysis of financial condition and results of operations.

Overview

We design, manufacture and sell next-generation broadband access communications equipment to wireline and wireless communications carriers. We were incorporated in September 1992 as a successor company to Koenig Communications, Inc., equipment systems integration and consulting company that had been in operation since 1986. In the summer of 1995, we ceased our systems integration and consulting business and commenced our main product sales with the commercial deployment of our first network access products, which was followed by the introduction of our Wide Bank products in November 1997, Access Navigator products in January 1999, Adit products in December 1999, the Broadmore products in October 2000, which we acquired from Litton Network Access Systems, Inc., or LNAS, and the Axxius products in June 2002. In November 2003 we acquired the MASTER Series and BROADway product lines through our acquisition of Paragon Networks International, Inc.

During the late 1990s, a substantial number of carriers, including CLECs, invested heavily in network infrastructure and service delivery projects, which accelerated growth in the telecommunications equipment market. By 2000, when our annual net revenues reached $148.1 million, we relied on a limited number of CLECs for a significant portion of our net revenue. However, starting in late 2000, many of these CLECs encountered sharp declines in the amount of capital they had available to fund network infrastructure and service delivery projects. As a result, there was a significant decline in the demand for telecommunications equipment, including demand for our products.

We have since broadened our product portfolio into new markets, including wireless carriers and incumbent wireline carriers. For example, in 2000, 62% of our net revenue was derived from CLECs, 13% from ILECs, and 5% from wireless carriers compared to 13%, 13% and 57%, respectively, in 2004. Currently, the wireless and ILEC markets are dominated by a small number of large companies, and we continue to rely upon a small number of customers in these markets for a significant portion of our revenue. For the year ended December 31, 2004, direct sales to two customers each accounted for over 10% of our revenue: Ericsson accounted for approximately 20% and T-Mobile accounted for approximately 10%.

When the downturn in the telecommunications industry adversely affected our net revenue and operating results in late 2000, we reduced our operating expenses in an effort to better position our business for the long term. In December 2002, we completed a restructuring plan designed to reduce our expenses and align our workforce and operations to be more in line with anticipated net revenues. As a result of the restructuring plan, we recorded a $2.0 million restructuring charge in the fourth quarter of 2002. This charge was comprised of $1.4 million for future rent payments related to facility closures and downsizing and $600,000 for salary-related expenses due to reductions in our workforce. Our objective has been to focus on cost controls while continuing to invest in the development of new and enhanced products, which we believe will position us to take advantage of sales opportunities as economic conditions improve and demand recovers, a trend that we started to see in 2003 and the first half of 2004. However, we believe current economic conditions and industry consolidation may continue to cause our customers and potential customers to defer and reduce capital spending.

Historically, most of the sales of our products have been through a limited number of distributors. Walker & Associates accounted for 16% in 2002, 11% in 2003 and 7% in 2004. Recently, however, an increasing proportion of our products sales have been made directly to telecommunications carriers and OEMs. For the year ended December 31, 2004, Ericsson, an OEM, accounted for 20% of net revenue, and we sold directly to a carrier, T-Mobile, who accounted for approximately 10% of our net revenue. We expect that the sale of our products will continue to be made to a small number of distributors, OEMs, and direct customers. As a result, the loss of, or reduction of sales to, any of these customers would have a material adverse effect on our business.

Our net revenue continues to be affected by the timing and number of orders for our products, which continue to vary from quarter to quarter due to factors such as demand for our products, economic conditions, and the financial stability and ordering patterns of our direct customers, distributors, and OEMs. In addition, a significant portion of our net revenue has been derived from a limited number of large orders, and we believe that this trend will continue in the future, especially if the percentage of OEM and direct sales to customers continues to increase since such customers typically place larger orders than our distributors. The timing of such orders and our ability to fulfill them has caused material fluctuations in our operating results, and we anticipate that such fluctuations will continue in the future.

Presentation

The results for 2004 and 2003 presented below are "As Restated." Please refer to Note 3 of Notes to Consolidated Financial Statements in this Form 10-K/A. The analysis is organized in a way that provides the information required, while highlighting the information that we believe will be instructive for understanding the relevant trends going forward. In addition to the discussion of the historical information that reviews the current reporting presentation of our consolidated financial statements, an overview of the operational results is provided below. Unless otherwise indicated, all information is presented in accordance with GAAP.

Results of Operations

Years Ended December 31, 2002, 2003 and 2004

	2002	2003	2004	2002 to 2003 Variance in $'s	2002 to 2003 Variance in %	2003 to 2004 Variance in $'s	2003 to 2004 Variance in %
	(In thousands, except percentages)						
		As restated	As restated	As restated	As restated	As restated	As restated
Net Revenue	$ 50,247	$ 62,472	$ 95,493	$ 12,225	24%	$ 33,021	53%
Cost of Goods Sold	$ 33,145	$ 36,086	$ 55,381	$ 2,941	9%	$ 19,295	53%

The increase in net revenue in 2004 was primarily due to increases in the number of units sold into the wireless market. We believe that the increase was due to the deployment of our Axxius, Adit, BROADway and MASTERseries products to comply with FCC mandated E911 location services and to expand cell site bandwidth capacity for new data service offerings by wireless mobility carriers. Our net revenue also improved due to the continued economic recovery and lessening of capital market constraints in the telecommunications sector in 2004 compared to 2003.

The increase in net revenue in 2003 was due to increases in the number of units sold into the wireless market. We believe that the increase in units sold in 2003 was partially due to the deployment by some wireless carriers of our Axxius, Adit and MASTERseries products to comply with FCC mandated E911 location services and expand cell site bandwidth capacity. The acquisition of Paragon in November 2003 contributed to the increase in wireless market revenue, primarily because of our MASTERseries product. Our net revenue also improved due to a slight economic recovery and the lessening of capital market constraints in the telecommunications sector in 2003.

A significant portion of our net revenue has been derived from a limited number of large orders, and we believe that this trend will continue in the future, especially if the percentage of direct sales to end-users increases. In 2002, 2003 and 2004, 23% of our net revenue was derived from 14, 16, and 24 orders, respectively. We have experienced a substantial decrease in the number of orders from some of these customers as a result of decreases in their capital spending budgets and the impact of adverse economic conditions both in general and in the telecommunications equipment industry in particular, which has resulted in decreased demand for telecommunications equipment during this period. In order to maintain or grow our net revenue, as well as offset the loss of anticipated net revenue from some of our prior customers, we will need to sell more products to both our remaining customers and new customers, and we can provide no assurance that we will be able to make such sales. Our net revenue was and continues to be affected by the timing and quantities of orders for our products which may vary from quarter to quarter in the future, as they have in the past, due to factors such as demand for our products, economic conditions, bankruptcies of our customers and distributors, and ordering patterns of distributors, OEMs and other direct customers. We believe that this trend could continue in the future, especially if the percentage of direct sales to end-users increases. The timing of customer orders and our ability to fulfill them can cause material fluctuations in our operating results, and we anticipate that such fluctuations will occur in the future.

	2002	2003	2004	2002 to 2003 Variance in $'s	2002 to 2003 Variance in %	2003 to 2004 Variance in $'s	2003 to 2004 Variance in %
					(In thousands, except percentages)		
		As restated	As restated	As restated	As restated	As restated	As restated
Gross Profit	$ 17,102	$ 26,386	$ 40,112	$ 9,284	54%	$ 13,726	52%
Gross Margin	34%	42%	42%		8%		0%

Gross margin decreases in 2004 were attributable to changes in product mix, as gross margins vary among products, as well as decreases in our selling prices. In addition, we finalized our integration with Paragon, which resulted in disposing of inventory carried at $960,000 that reduced margins by 1%.

Our 2003 gross margin increases were also attributable to changes in product mix, as gross margins vary among products, product cost reductions and higher production volumes, and were partially offset by decreases in selling prices.

We believe that the average selling prices and the related gross margins will decline for mature products as volume price discounts in distributor contracts and direct sales relationships take effect due to competition. We have seen the average selling price for the Wide Bank products, Adit products, and MASTERseries products decrease during 2004. In addition, new product introductions could harm gross margins until production volume increases.

	2002	2003	2004	*2002 to 2003* Variance in $'s	*2002 to 2003* Variance in %	*2003 to 2004* Variance in $'s	*2003 to 2004* Variance in %
				(In thousands, except percentages)			
Research and Development	$ 23,728	$ 11,001	$ 18,194	$ (12,727)	54%	$ 7,193	65%

The increases in research and development expenses in 2004 compared to 2003 were primarily related to an increase in personnel expense of $3.9 million and approximately $1.3 million of prototype expenses to support the development and release of our converged IP voice data network, and compression solutions. Related to these programs, we increased our spending by $826,000 for software consultants, $457,000 for pilots, and $227,000 for compliance program testing.

Research and development expenses for 2003 decreased from 2002 mostly due to a $7.9 million decrease in personnel expense due to reductions in work force. There were also decreases of $1.7 million for depreciation expense, $1.4 million in expense for technical certification programs and $1.1 million decrease in prototyping expenses. Depreciation decreased as we took assets out of service in late 2002 and Telcordia certification decreased due to a one-time expense in 2002 related to our Wide Bank product platforms.

	2002	2003	2004	2002 to 2003 Variance in $'s	2002 to 2003 Variance in %	2003 to 2004 Variance in $'s	2003 to 2004 Variance in %
				(In thousands, except percentages)			
		As restated	As restated	As restated	As restated	As restated	As restated
Sales and Marketing	$ 18,259	$ 11,776	$ 15,963	$ (6,483)	(36)%	$ 4,187	36%
General and Administrative	9,823	5,362	7,198	(4,461)	(45)%	1,836	34%
Goodwill and intangible asset amortization	216	262	1,268	46	21%	1,006	384%
Asset impairment charges	9,795	—	—	(9,795)	(100)%	—	N/A
Restructuring	1,981	—	218	(1,981)	(100)%	218	N/A
Settlement expenses	—	—	2,138	—	—	2,138	N/A
Bad debt expense (recovery)	5,567	(3,085)	(289)	(8,652)	(155)%	2,796	91%

Sales and marketing expenses for 2004 increased as a result of a $3.3 million increase in personnel expense, and a $481,000 increase in travel and related expenses in response to new products obtained from the integration of Paragon operations and efforts to focus on the enterprise market. In addition, we recorded approximately $80,000 of interest and penalties incurred on payroll taxes during 2004 for a preacquisition contingency related to our acquisition of Paragon in 2003. This amount was related to certain foreign sales and marketing activities. In addition, approximately $66,000 was reclassified from income tax expense to operating expense. Given the timing of the resolution, the amount recorded for interest and penalties, was not reflected in our earnings release issued on January 25, 2005 for the quarter ended December 31, 2004, however the non-cash adjustment did not impact our earnings per share calculation.

General and administrative expense for 2004 increased primarily due to a $585,000 increase in personnel expense and approximately $850,000 related to Sarbanes Oxley Section 404 compliance efforts. These expenses were offset by approximately $200,000 due to the net cost savings obtained from purchasing the 5395 Pearl Parkway headquarters in Boulder Colorado at the beginning of the fourth quarter.

Settlement expenses increased in 2004 as a result of the settlement amount and legal expenses of $1.2 million associated with the SMTC lawsuit.

Bad debt expense recoveries in 2004 were $289,000 and $3.1 million in 2003. In 2004 and 2003, we were able to recover substantially all of the delinquent receivables and part of the accounts receivable related to bankruptcy of our customers.

Selling, general and administrative expense for 2003 decreased from 2002. Sales and marketing expense for 2003 decreased primarily as a result of a $4.0 million decrease in personnel expense, a $618,000 decrease in travel and entertainment expense, a $449,000 decrease in expenses for demonstration equipment and a $315,000 decrease in communication expense. Most of the decreases in sales and marketing expenses were the result of the reduction in sales and marketing personnel that occurred in the early part of 2003 and the expenses related to their sales and marketing activities. General and administrative expense decreased in 2003 from 2002. The decrease was primarily attributable to a $2.2 million expense for legal and settlement costs incurred in 2002 as well as a $1.7 million decrease in personnel cost and a $233,000 decrease in professional fees. Bad debt expense went from a $5.6 million expense in 2002 to a $3.1 million recovery in 2003. In 2002, a number of our customers filed for bankruptcy and one of our distributors was experiencing financial difficulties which caused a significant amount of accounts receivables to become delinquent. In 2003, we were able to recover some of the delinquent receivables and part of the accounts receivable related to the bankruptcy. We also incurred an asset impairment charge related to goodwill of $9.8 million and a restructuring charge of $2.0 million in 2002.

	2002	2003	2004	2002 to 2003 Variance in $'s	2002 to 2003 Variance in %	2003 to 2004 Variance in $'s	2003 to 2004 Variance in %
				(In thousands, except percentages)			
		As restated	As restated	As restated	As restated	As restated	As restated
Interest and other income, net	$ 714	$ 353	$ 2,787	$ (361)	51%	$ 2,434	690%
Income taxes (benefit)	$ 1,102	$ (89)	$ (12)	$ (1,191)	(108)%	$ 77	87%

Interest and other income, net for 2004 increased due to $1.1 million of interest earned on increased cash and cash equivalent balances from our public stock offering that we completed in February 2004, which resulted in net proceeds of $78.4 million. We also were released from an accrued liability as part of a bankruptcy settlement agreement that resulted in a net gain of $1.0 million. In addition, we recognized a gain of $143,000 related to the sale of our assets.

Interest and other income, net for 2003 decreased to $353,000 from $714,000 in 2002. The decrease was due to lower interest income earned due to lower interest rates.

For 2004, our effective combined federal and state income tax rate was a negative 1.4% compared to an income tax rate of negative 3.8% and 2.1% for 2003 and 2002, respectively. In the second quarter of 2002, we determined that, based on our taxable losses, projections of future taxable income and the reversal of deferred tax liabilities, realization of our deferred tax assets was not sufficiently assured. As a result, we recorded a valuation allowance of $12.8 million reducing the carrying amount of our deferred tax assets to zero. We recorded an additional valuation allowance of $4.3 million in the second half of 2002 to reduce the additional deferred tax assets generated during that period. In 2003, we recorded an additional valuation allowance of approximately $6.3 million, related primarily to deferred tax assets recorded in connection with our acquisition of Paragon. In 2004, we recorded an additional valuation allowance of approximately $1.4 million related to additional deferred tax assets generated during the year. Despite some profitable periods in 2003 and 2004, as of December 31, 2004, we cannot conclude the realization of our deferred tax assets is more likely than not given losses in recent quarters, history of volatility in our earnings, and insufficient certainty of forecasted earnings. Although we may be profitable in 2005, we do not believe that we will experience any income tax expense in 2005. Our net operating loss carryforwards may be used to offset up to $43 million of future taxable income for federal tax purposes. The December 31, 2004 valuation allowance contains components relating to the Paragon acquisition, stock option compensation and net operating loss carryforwards. As these net operating loss carryforwards are utilized, we will reduce the related valuation allowance. Reductions in the valuation allowance, if any, will be recognized against goodwill for the portion related to the acquisition, against additional paid in capital for the portion relating to stock options and in our statements of operations as an income tax benefit, and may offset any current income tax expense. In addition, should we demonstrate a history of sustained profitability, we may reverse all or a significant portion of the remaining valuation allowance.

Liquidity and Capital Resources

	2003	2004	2003 to 2004 Variance in $'s	2003 to 2004 Variance in %
	(In thousands, except percentages)			
	As restated	As restated	As restated	As restated
Working Capital	$ 67,454	$ 142,047	$ 74,593	111%
Cash, cash equivalents and marketable securities	$ 36,542	$ 108,683	$ 72,141	197%
Total assets	$ 107,426	$ 184,135	$ 76,709	71%

	2002	2003	2004	2002 to 2003 Variance in $'s	2002 to 2003 Variance in %	2003 to 2004 Variance in $'s	2003 to 2004 Variance in %
				(In thousands, except percentages)			
Net cash provided (used) by:							
Operating activities	$ (9,211)	$ 9,638	$ (59)	$ 18,849	205%	$ (9,697)	(101)%
Investing activities	$ (644)	$ (8,932)	$ (27,810)	$ (8,288)	(1,287)%	$ (18,878)	(211)%
Financing activities	$ 14	$ 1,601	$ 81,590	$ 1,587	11,336%	$ 79,989	4,996%

At December 31, 2004, our principal sources of liquidity included cash and cash equivalents and marketable securities available for sale of approximately $108.7 million. At December 31, 2004, our working capital was approximately $142.0 million. In February of 2004, we completed a stock offering, which generated additional cash of approximately $78.4 million.

Cash used by operations was $59,000 for the year ended December 31, 2004 contrasted to $9.6 million provided by operations in 2003. The change was primarily due to a decrease in net income of $3.3 million and the receipt of our income tax refund of $7 million in 2003. Our lower net income in 2004 was impacted in part by increased non-cash charges for depreciation and decreases in recoveries of doubtful accounts. Inventory and accounts payable were the primary uses of cash in 2004.

Cash used by investing activities for the year ended December 31, 2004 was $27.8 million compared to $8.9 million for the year ended December 31, 2003. For the year ended December 31, 2004, we had net purchases of $18.5 million of marketable securities compared to purchases of $8.5 million for the year ended December 31, 2003. Our capital expenditures for the year ended December 31, 2004 were $9.3 million compared to $770,000 for the year ended December 31, 2003. During the year, we purchased our facility located at 5395 Pearl Parkway for approximately $7.1 million. We believe our current facilities are sufficient to meet our current operating requirements. Capital expenditures in 2005 are not expected to exceed those of 2004.

Net cash from financing activities provided $81.6 million for the year ended December 31, 2004, which was the result of cash received from our stock offering of $78.4 million and $3.2 million received from the exercise of options, compared to $1.6 million from the exercise of options for the year ended December 31, 2003.

Our net inventory levels increased approximately $6.7 million to $32.0 million at December 31, 2004 from $25.3 million at December 31, 2003. The increase was primarily the result of product buildup in anticipation of the 53% increase in product sales.

We believe that our existing cash and investment balances are adequate to fund our projected working capital and capital expenditure requirements for a period greater than 12 months. Although operating activities may provide cash in certain periods, to the extent we experience growth in the future, we anticipate that our operating and investing activities may use cash. We may consider using our capital to make strategic investments, acquisitions of companies, or to acquire or license technology or products. However, we cannot assure you that additional funds or capital will be available to us in adequate amounts and with reasonably acceptable terms.

Contractual Obligations

The impact that our contractual obligations as of December 31, 2004 are expected to have on our liquidity and cash flow in future periods is as follows (in thousands):

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Operating Leases	$ 1,685	1,269	416	—	—
Purchase Obligations	$ 11,657	11,657	—	—	—
Total	$ 13,342	12,926	416	—	—

Carrier Access leases office space under various noncancelable-operating leases that expire through 2009. Carrier Access records rent expense under noncancelable operating leases using the straight-line method after consideration of increases in rental payments over the lease term, and records the difference between actual payments and rent expense as deferred rent concessions.

Carrier Access has placed non-cancelable purchase orders for $11.7 million of inventory from certain of its vendors for delivery in 2005. Purchase orders are generally placed up to 4 months in advance based on the lead-time of the inventory.

Rent expense for the years ended December 31, 2002, 2003, and 2004 totaled $1.9 million, $1.6 million, and $1.7 million, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than the operating leases discussed above.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue and product returns, inventory valuations, allowance for doubtful accounts, intangible assets, deferred income taxes and warranty reserves. We use historical experience and various other assumptions that are believed to be reasonable under the circumstances as a basis for making estimates about the carrying value of assets and liabilities and other items that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider the following accounting areas to have the most significant impact on the reported financial results and financial position of our company.

Revenue Recognition. We recognize revenue from product sales using guidance from SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," as amended by Staff Accounting Bulletin No. 104. Our revenue from sales of products is recognized upon shipment or delivery based upon shipping terms, provided there is evidence of an arrangement, the fee is fixed and determinable and collectibility is reasonably assured. Certain customers have the right to return products for a limited time after shipment as part of a stock rotation program. Revenue is reduced by estimated stock rotation returns based upon historical return rates. If future returns exceed estimates, revenue would be further reduced.

When collectibility is not reasonably assured, revenue is not recorded until such time as collection becomes reasonably assured, which is generally upon the receipt of cash. We assess reasonable assurance of collectibility based on a number of factors, including past transaction history and the creditworthiness of the customer. We generally recognize revenue upon shipment to resellers and distributors unless they are thinly capitalized and their ability to pay is, in substance, contingent upon their resale of the Company's product. If reliable reporting from the reseller or distributor exists, revenue is recognized when the reseller or distributor sells the product to an end-user ("sell through"). For multiple element arrangements, the fair value of the individual elements is determined primarily based on sales prices when the products and services are sold separately. Revenue from installation and training services are deferred and recognized when the services are performed. Revenue from maintenance services is deferred and recognized over the term of the maintenance agreement.

For all sales, a binding contract, purchase order or another form of documented agreement is used as evidence of an arrangement with the customer. Sales to distributors may be evidenced by a master agreement governing the relationship, together with binding purchase orders on a transaction-by-transaction basis. Delivery is considered to occur upon shipment the product, so long as title and risk of loss have passed to the customer. At the time of the transaction the company assesses whether the sale amount is fixed or determinable based upon the terms of the documented agreement. If it is determined the fee is not fixed or determinable, revenue is recognized when the fee becomes fixed and determinable.

For arrangements with customers that include acceptance provisions, revenue is recognized upon the customer's acceptance of the product, which occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

Inventory Reserves. We value our inventory at the lower of the actual cost to purchase and/or manufacture or the current estimated net realizable value of inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than our estimates, then additional inventory write-downs may be required.

Allowance for Doubtful Accounts. We perform ongoing credit evaluations of our customers and adjust open account status based upon payment history and the customer's current creditworthiness, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon the age of outstanding invoices and any specific customer collection issues that we have identified. While such credit losses have usually been within our expectations and the provisions established, we did recover a significant portion of aged receivables in 2003 and 2004 that we had previously provided for. This recovery amounted to approximately $3.1 million. We cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our sales are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material impact on our ability to collect our accounts receivable and, accordingly, on our future operating results.

Valuation of Intangible Assets. We regularly evaluate the potential impairment of goodwill and other intangible assets. In assessing whether the value of our goodwill and other intangibles has been impaired, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges. At the time of an acquisition we estimate the fair value of identifiable intangible assets acquired and amortize the cost over the estimated useful life.

Deferred Income Taxes. Current income tax expense (benefit) represents actual or estimated amounts payable or receivable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period determines the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. A valuation allowance is required to reduce the carrying amount of deferred tax assets if management cannot conclude that realization of such assets is more likely than not at the balance sheet date. Based upon our recent history of losses and an analysis of projected net taxable income for future operating periods, we determined that realization of our tax net operating loss carryforwards, tax credit carryforwards and other deferred tax assets is not sufficiently assured. Based upon this analysis, a valuation allowance has been recorded as of December 31, 2004, to reduce the carrying amount of our $24.8 million of net deferred tax assets to zero.

Warranty Reserves. We offer warranties of various lengths to our customers depending on the specific product and the terms of our customer purchase agreements. Our standard warranties require us to repair or replace defective product returned to us during the warranty period at no cost to the customer. We record an estimate for warranty related costs based on our actual historical return rates and repair costs at the time of sale. On an on-going basis, management reviews these estimates against actual expenses and makes adjustments when necessary. While our warranty costs have historically been within our expectations and the provisions established, we could not guarantee that we will continue to experience the same warranty return rates or repair costs that we have in the past. A significant increase in product return rates or the costs to repair our products could have a material adverse impact on our operating results.

Loss Contingencies. We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of a loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Leases. We currently lease some of our facilities, the terms of which contain provisions for rent increases. We record the effects of those scheduled rent increases on a straight-line basis over the lease term.

Employee Stock Options. As further explained in Note 1(n) and Note 9 in Notes to Consolidated Financial Statements, stock options are granted to employees, consultants and directors. Upon vesting, an option becomes exercisable; that is, the option holder can purchase a share of our common stock at a price that is equal to the share price on the day of grant. SFAS No. 123, "Accounting for Stock-Based Compensation," permits companies either to continue accounting for stock options under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," or to adopt a fair-value-based method to measure compensation cost. We currently account for our stock-based compensation plans under the "intrinsic value" recognition and measurement principles of APB No. 25 and provide supplemental information in Notes to Consolidated Financial Statements as if we used the fair value recognition provisions of SFAS No. 123. Under SFAS No. 123, an option is valued on grant day, and then expensed evenly over its vesting period. We use the Black-Scholes option valuation model to estimate the option's fair value. The option valuation model requires a number of assumptions, including future stock price volatility and expected option life (the amount of time until the options are exercised or expire). Expected option life is based on actual exercise activity from previous option grants. Volatility is calculated based upon stock price movements over the most recent period equal to the expected option life. Additionally our share price on grant day influences the option value. The higher the share price, the more the option is worth. Changes in the option value after grant day are not reflected in expense.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and interest rates. Historically, and as of December 31, 2004, we have had little or no exposure to market risk in the area of changes in foreign currency or exchange rates. Historically, and as of December 31, 2004, we have not used derivative instruments or engaged in hedging activities.

We have fixed income securities that are subject to interest rate risk. The portfolio is diversified and structured to minimize the risk. Securities held in our equity and other investments portfolio are subject to price risk. At any time a sharp change in interest rates could have a material impact on interest earnings for our investment portfolio.

Given the current balance of $108.7 million of investments classified as "cash and cash equivalents" and "marketable securities available for sale," a theoretical 1% change in interest rates and security prices would impact our net income positively or negatively by approximately $1 million.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Carrier Access Corporation:

We have audited the accompanying consolidated balance sheets of Carrier Access Corporation and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carrier Access Corporation and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 3, the consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been restated to reflect adjustments related to revenue recognition and inventory valuation allowances.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 1, 2005 expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

KPMG LLP

Boulder, Colorado
March 21, 2005, except as to notes 3 and 12, which are as of August 1, 2005

CARRIER ACCESS CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2004
	(In thousands)	
	As restated	As restated
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,207	$ 70,928
Marketable securities available for sale	19,335	37,755
Accounts receivable, net of allowance for doubtful accounts and returns of $871 and $359 in 2003 and 2004, respectively	18,249	11,949
Income tax receivable	83	161
Deferred income taxes	830	363
Inventory, net	25,273	32,009
Prepaid expenses and other	4,625	4,513
Total current assets	85,602	157,678
Property and equipment, net of accumulated depreciation and amortization of $15,538 and $18,585 in 2003 and 2004, respectively	7,012	12,239
Goodwill	6,748	7,588
Intangibles, net of amortization of $262 and $1,580 in 2003 and 2004, respectively	7,692	6,412
Other assets	372	218
Total assets	$ 107,426	$ 184,135
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 12,862	$ 11,246
Accrued compensation payable	2,905	2,917
Accrued restructuring	536	260
Deferred rent	912	189
Other accrued liabilities	933	1,019
Total current liabilities	18,148	15,631
Deferred income taxes	830	363
Total liabilities	18,978	15,994
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000 shares authorized and no shares issued or outstanding at December 31, 2003 and 2004	—	—
Common stock, $0.001 par value, 60,000 authorized, 26,588 shares issued and outstanding at December 31, 2003, 34,479 shares issued and outstanding at December 31, 2004	27	34
Additional paid-in capital	106,571	188,147
Deferred stock compensation	(12)	—
Accumulated deficit	(18,131)	(19,910)
Accumulated other comprehensive income (loss)	(7)	(130)
Total stockholders' equity	88,448	168,141
Commitments and contingencies (Note 12)		
Total liabilities and stockholders' equity	$ 107,426	$ 184,135

See accompanying notes to consolidated financial statements.

CARRIER ACCESS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2002	2003	2004
	(In thousands, except per share data)		
		As restated	As restated
Revenue, net of allowances for sales returns	$ 50,247	$ 62,472	$ 95,493
Cost of sales	33,145	36,086	55,381
Gross profit	17,102	26,386	40,112
Operating expenses:			
Sales and marketing	18,259	11,776	15,963
Research and development	23,728	11,001	18,194
General and administrative	9,823	5,362	7,198
Goodwill and intangible asset amortization	216	262	1,268
Asset impairment charges	9,795	—	—
Restructuring charge	1,981	—	218
Settlement expenses	—	—	2,138
Bad debt expense (recovery)	5,567	(3,085)	(289)
Total operating expenses	69,369	25,316	44,690
Income (loss) from operations	(52,267)	1,070	(4,578)
Interest income	715	353	1,652
Other income (expense), net	(1)	—	1,135
Income (loss) before income taxes	(51,553)	1,423	(1,791)
Income taxes (benefit)	1,102	(89)	(12)
Net income (loss)	$ (52,655)	$ 1,512	$ (1,779)
Income (loss) per share:			
Basic	$ (2.13)	$ 0.06	$ (0.05)
Diluted	$ (2.13)	$ 0.06	$ (0.05)
Weighted average common shares outstanding:			
Basic	24,754	24,815	32,546
Diluted	24,754	26,545	32,546

See accompanying notes to consolidated financial statements.

CARRIER ACCESS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2002, 2003, and 2004

	Common Stock		Additional Paid-In	Deferred Stock	Retained Earnings (Accumulated)	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Compensation	(Deficit)	Income (Loss)	Equity
BALANCES AT DECEMBER 31, 2001	24,740	$ 25	$ 85,973	$ (466)	$ 33,012	$ 49	$ 118,593
Exercise of stock options	31	—	14	—	—	—	14
Amortization of deferred stock compensation	—	—	—	199	—	—	199
Forfeitures of stock options	—	—	(202)	202	—	—	—
Comprehensive loss:							
Net change in unrealized gain (loss) on investments, net of tax	—	—	—	—	—	(37)	(37)
Net loss					(52,655)		(52,655)
Total comprehensive loss							(52,692)
BALANCES AT DECEMBER 31, 2002	24,771	25	85,785	(65)	(19,643)	12	66,114
Exercise of stock options	482	1	1,600	—	—	—	1,601
Shares issued in connection with acquisition	1,335	1	19,162	—	—	—	19,163
Amortization of deferred stock compensation	—	—	—	53	—	—	53
Stock options issued for services	—	—	24	—	—	—	24
Comprehensive Income:							—
Net change in unrealized gain (loss) on investments, net of tax	—	—	—	—	—	(19)	(19)
Net income (as restated)					1,512		1,512
Total comprehensive income (as restated)							1,493
BALANCES AT DECEMBER 31, 2003 (As restated)	26,588	27	106,571	(12)	(18,131)	(7)	88,448
Exercise of stock options	1,066	—	3,211	—	—	—	3,211
Sale of common stock in public offering, net of offering costs of $5,228	6,825	7	78,372	—	—	—	78,379
Amortization of deferred stock compensation	—	—	—	5	—	—	5
Forfeitures of stock options	—	—	(7)	7	—	—	—
Comprehensive Income:							
Net change in unrealized gain (loss) on investments, net of tax	—	—	—	—		(123)	(123)
Net loss (as restated)					(1,779)		(1,779)
Total comprehensive loss (as restated)							(12)
BALANCES AT DECEMBER 31, 2004 (As restated)	34,479	$ 34	$ 188,147	$ —	$ (19,910)	$ (130)	$ 168,141

See accompanying notes to consolidated financial statements.

CARRIER ACCESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year end December 31,		
	2002	2003	2004
		(In thousands) As restated	As restated
Cash flows from operating activities:			
Net income (loss)	$ (52,655)	$ 1,512	$ (1,779)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization expense	5,759	4,062	4,547
Provisions for (recoveries of) doubtful accounts	5,567	(3,085)	(289)
Provisions for (recoveries of) inventory obsolescence	3,619	1,112	1,152
Asset impairment charges	9,795	—	—
Stock-based compensation	199	77	5
Deferred income tax expense (benefit)	7,319	—	—
Gain on sale of asset			(143)
Changes in operating assets and liabilities:			
Accounts receivable	3,643	(4,681)	6,589
Income tax receivable	1,479	6,906	(78)
Inventory	8,747	1,500	(7,888)
Prepaid expenses and other	1,418	(3,370)	228
Accounts payable	(3,427)	5,540	(1,772)
Accrued compensation payable	(2,024)	777	(672)
Accrued restructuring	1,586	(1,050)	(276)
Other liabilities	(236)	338	317
Net cash provided (used) by operating activities	(9,211)	9,638	(59)
Cash flows from investing activities:			
Purchase of equipment and real property	(1,651)	(770)	(9,285)
Proceeds from the sale of property	—	—	368
Purchase of marketable securities	(11,359)	(18,617)	(53,318)
Sales of marketable securities available for sale	12,366	10,091	34,775
Net cash acquired (paid) in the purchase of Paragon	—	364	(350)
Net cash used by investing activities	(644)	(8,932)	(27,810)
Cash flows from financing activities:			
Proceeds from exercise of stock options	14	1,601	3,211
Proceeds from stock offering	—	—	83,606
Stock issuance costs	—	—	(5,227)
Net cash provided by financing activities	14	1,601	81,590
Net increase (decrease) in cash and cash equivalents	(9,841)	2,307	53,721
Cash and cash equivalents at beginning of year	24,741	14,900	17,207
Cash and cash equivalents at end of year	$ 14,900	$ 17,207	$ 70,928
Supplemental disclosure of cash flow information and investing and financing activities:			
Common stock issued for acquisition	$ —	$ 19,163	$ —
Accounts receivable in exchange for notes receivable	$ 775	$ —	$ —
Cash paid (received) for income taxes	$ (7,180)	$ (6,995)	$ 50

See accompanying notes to consolidated financial statements.

Restatement

The 2003 and 2004 consolidated financial statements and related financial information included herein have been restated to correct for certain accounting errors. For further details on the nature of the errors and the related effects on our previously issued consolidated financial statements see Note 3 -- Restatement of Results. Where appropriate, restated balances have been identified with the notation "as restated". Throughout these notes, the term "previously reported" will be used to refer to balances from 2003 and 2004 consolidated financial statements as reported prior to correction for the errors.

1. Summary of Significant Accounting Policies

a. *Business and Basis of Presentation.* Carrier Access Corporation (the "Company") designs, manufactures and sells broadband access equipment to wireline and wireless carriers. The products are used to upgrade capacity and provide enhanced services to wireline and wireless communications networks. The products also enable our customers to offer enhanced voice and data services, delivered over multiple technologies, which historically have been offered onto separate networks, on a single converged network. The Company designs products to enable our customers to deploy new revenue-generating voice and data services, while lowering their capital expenditures and ongoing operating costs. The Company operates in one business segment and substantially all of its sales and operations are domestic.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include accounts receivable and inventory reserve calculations, the estimated useful lives of depreciable and amortizable assets, as well as methods used to estimate contingencies and assumptions regarding fair value. Actual results could differ from those estimates.

b. *Cash and Cash Equivalents and Marketable Securities Available for Sale.* Cash and cash equivalents include investments in highly liquid debt securities with maturities or interest reset dates of three months or less at the time of purchase.

Marketable securities "available-for-sale" represent U.S. Government agency and corporate bonds with maturities of greater than three months and are recorded at fair value. Marketable securities "available for sale", all of which mature within one year, consisted of the following as of December 31 (in thousands, except percentages):

	Market Value		
	2003	2004	Interest Rates
Municipal Bonds	$ 4,048	$ —	2.75% to 5.875%
Municipal Short Term Notes	15,265	37,755	1.1% to 3.76%
Other	22	—	1.2% to 2.125%
Total	$ 19,335	$ 37,755	

Increases and temporary decreases in the fair value of investments classified as available-for-sale are recorded in accumulated other comprehensive income (loss), net of the related tax effect, if any. Other than temporary declines are recognized currently in the statement of operations. Subsequent recoveries in the fair value, if any, are not recognized in the statement of operations, but as a component of accumulated other comprehensive income (loss), as indicated above.

c. *Accounts receivable.* In general the Company extends credit to customers, after completing an evaluation of the customer's credit worthiness. The Company records a provision for uncollectible accounts receivables based on management's review of the aging of the receivable balances, evaluation of the customers' current ability to pay, and current market conditions.

d. *Other receivables.* Other receivables of $2.2 million, which are included in "prepaid expenses and other" in the accompanying balance sheet, primarily consist of amounts owed from third party manufacturers for components delivered from the Company for their manufacture into finished products.

e. *Fair Value of Financial Instruments.* Cash and cash equivalents, accounts receivable, accounts payable, and other accrued liabilities are recorded at cost, which approximates fair value because of the short-term maturity of these instruments.

f. *Inventory.* Inventory is recorded at the lower of cost or net realizable value using standard costs that approximate the average purchase costs. Costs include certain warehousing costs and other allocable overhead. The carrying amount of inventory is marked down when 1) the cost of the inventory exceeds the estimated net realizable value determined by analyzing assumptions about future demand and market conditions or 2) the technology associated with a product is considered obsolete and the inventory cannot be used in the manufacture of other products.

g. *Property and Equipment.* Property, equipment and leasehold improvements are recorded at cost and are depreciated using the straight-line method over useful lives ranging from three to thirty years, or the lease term. Depreciation expense for the years ended December 31, 2002, 2003 and 2004 totaled $2.1 million, $3.8 million, and $3.2 million, respectively.

h. *Goodwill and Other Intangibles.* Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangibles. Intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) are initially recorded and measured at their fair value. Costs of internally developing, maintaining, or restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, are expensed as incurred. Intangible assets with definite useful lives are amortized over such useful lives, which range from five to seventeen years, and are subject to tests for impairment whenever events or changes in circumstances indicate that impairment may exist. Acquired goodwill and certain other intangible assets with indefinite lives, if any, are not amortized. Instead goodwill and other indefinite-lived intangible assets are subject to periodic (at least annual) tests for impairment. For the periods presented the Company does not have any indefinite-lived intangible assets, other than goodwill. Impairment testing is performed in two steps: (i) The Company assesses goodwill for a potential impairment loss by comparing the fair value of its reporting unit with its carrying value, and (ii) if an impairment is indicated because the reporting unit's fair value is less than its carrying amount, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The Company has determined that it has one reporting unit and therefore, the Company's annual impairment tests for goodwill are performed at the consolidated level. As a result of its assessment in 2002, the Company recorded impairments of goodwill and other intangibles of $9.0 million in 2002. There were no impairments recorded in 2004.

i. *Long-Lived Assets.* The Company monitors assets to be held and used for indications of impairment. If indicated, the Company evaluates the carrying value of the asset and records impairment if and when the carrying amount of a long-lived asset is not recoverable from future estimated cash flows and exceeds its fair value. An asset that is classified as held-for-sale is recorded at the lower of its carrying amount or fair value less cost to sell.

In connection with the restructuring in the fourth quarter of 2002, the Company recorded an $800,000 impairment for certain capitalized assets that were either abandoned or are no longer in use and held for sale. No impairments of long-lived assets were recorded in 2003 or 2004.

j. *Revenue Recognition.* Revenue is recognized from product sales using guidance from SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," as amended by Staff Accounting Bulletin No. 104. Revenue from sales of products is recognized upon shipment or delivery based upon shipping terms, provided there is evidence of an arrangement, the fee is fixed and determinable and collectibility is reasonably assured. Certain customers have the right to return products for a limited time after shipment as part of a stock rotation program. Revenue is reduced by estimated stock rotation returns based upon historical return rates. If future returns exceed estimates, revenue would be further reduced.

When collectibility is not reasonably assured, revenue is not recorded until such time as collection becomes reasonably assured, which is generally upon the receipt of cash. Reasonable assurance of collectibility is based on a number of factors, including past transaction history and the creditworthiness of the customer. Revenue is generally recognized upon shipment to resellers and distributors unless they are thinly capitalized and their ability to pay is contingent upon their resale of the Company's product. If reliable reporting from the reseller or distributor exists, revenue is recognized when the reseller or distributor sells the product to an end-user ("sell through"). For multiple element arrangements, the fair value of the individual elements is determined primarily on sales prices when the products and services are sold separately. Revenue from installation and training services are deferred and recognized when the services are performed. Revenue from maintenance services is deferred and recognized over the term of the maintenance agreement.

For all sales, a binding contract, purchase order or another form of documented agreement is used as evidence of an arrangement with the customer. Sales to distributors may be evidenced by a master agreement governing the relationship, together with binding purchase orders on a transaction-by-transaction basis. Delivery is considered to occur when upon shipment of the product, so long as title and risk of loss have passed to the customer. At the time of a transaction the Company assesses whether the sale amount is fixed or determinable based upon the terms of the documented agreement. If it is determined the fee is not fixed or determinable, revenue is recognized when the fee becomes fixed and determinable.

For arrangements with customers that include acceptance provisions, revenue is recognized upon the customer's acceptance of the product, which occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. During January and February of 2001, Carrier Access provided approximately $1.3 million of sales credits to its customer WinStar for products that WinStar had purchased, paid for, and returned through stock rotation. In

April of 2001, WinStar voluntarily filed for Chapter 7 federal bankruptcy. On December 1, 2004, under the terms of the settlement agreement, the Company was required by the Bankruptcy Court order to pay the Chapter 7 Trustee for WinStar $135,000 and received an unconditional release of all claims, actions, liabilities, and debts. In accordance with guidance provided by SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, because the Company was "judicially" released by the Bankruptcy Court, the liability was derecognized. The Company recorded the resulting $1.0 million gain as "other income".

k. *Research and Development Costs.* Research and development costs are charged to operations as incurred, and consist primarily of internal personnel and facility costs.

l. *Income Taxes.* Current income tax expense (benefit) represents actual or estimated amounts payable or receivable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. A valuation allowance is required to reduce deferred tax assets if management cannot conclude that realization of such assets is more likely than not, as defined by SFAS No. 109, Accounting for Income Taxes. In determining the need for a valuation allowance, the Company considers its historical taxable income, the expected reversal of temporary differences and projections of future taxable income.

m. *Earnings Per Share.* Basic earnings per share ("EPS") is computed by dividing income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS reflects basic EPS adjusted for the potential dilution, computed using the treasury stock method that could occur if securities or other contracts to issue common stock were exercised or converted and resulted in the issuance of common stock. A reconciliation of net income (loss) and weighted average shares used in computing basic and diluted earnings (loss) per share amounts is presented below.

	2002	2003	2004
		(In thousands, except per share amounts)	
Basic earnings (loss) per share computation		As Restated	As Restated
Net income (loss)	$ (52,655)	$ 1,512	$ (1,779)
Weighted average shares outstanding — basic	24,754	24,815	32,546
Basic earnings (loss) per share	$ (2.13)	$ 0.06	$ (0.05)
Diluted earnings (loss) per share computation			
Net income (loss)	$ (52,655)	$ 1,512	$ (1,779)
Weighted-average shares			
Average shares outstanding-basic	24,754	24,815	32,546
Net shares assumed issued through exercises of stock options	—	1,730	—
Average shares outstanding-diluted	24,754	26,545	32,546
Diluted earnings (loss) per share	$ (2.13)	$ 0.06	$ (0.05)

As a result of the Company's net losses for the years ended December 31, 2002 and December 31, 2004, all potentially dilutive securities were anti-dilutive and therefore have been excluded from the computation of diluted loss per share. The number of shares excluded from computation of diluted net loss per share because their effect is anti-dilutive totaled 3,589,395 for 2002, and 655,244 for 2004.

n. *Stock-Based Compensation.* The Company currently accounts for its stock-based compensation plans under the "intrinsic value" recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The following table summarizes relevant information as to reported results under our intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123, Accounting for Stock Based Compensation had been applied to each of the years in the three-year period ended December 31, 2004 (in thousands, except per share amounts):

	Year Ended December 31,		
	2002	2003 As Restated	2004 As Restated
	(In thousands)		
Net income (loss)	$ (52,655)	$ 1,512	$ (1,779)
Add back: Stock-based employee compensation expense, as reported	199	53	5
Deduct: Stock-based employee compensation expense, determined under fair value method for all awards	(1,644)	(1,259)	(4,169)
Net income (loss)	$ (54,100)	$ 306	$ (5,943)
Income (loss) per share — basic, as reported	$ (2.13)	$ 0.06	$ (0.05)
Income (loss) per share — diluted, as reported	$ (2.13)	$ 0.06	$ (0.05)
Income (loss) per share — basic and diluted, as adjusted	$ (2.19)	$ 0.01	$ (0.18)

The weighted average fair values of options granted during 2002, 2003, and 2004 were $1.54, $3.61, and $8.19 per share, respectively, using the Black-Scholes option-pricing model with the following assumptions: no expected dividends, 316% volatility in 2002, 111% volatility in 2003, and 110% volatility in 2004, expected life of the options of five years in 2002, 2003 and 2004 and a risk-free interest rate of 3.0% for 2002, 3.1% for 2003, and 3.6% for 2004.

The 2002 and 2003 pro forma stock-based employee compensation expense and the weighted average fair values of options granted in 2002 and 2003 have been revised.

Beginning January 1, 2006, the Company will account for its stock-based compensation plans in accordance with SFAS Statement No. 123, "Accounting for Stock Based Compensation (revised)." See note 2.

o. *Warranty Costs.* The Company provides warranties of various lengths to customers depending on the specific product and the terms of the customer purchase agreements. The Company has accrued for its warranty obligations based on historical experience and management's estimate of future warranty costs to be incurred. Charges and accruals to the warranty liability are summarized as follows:

	Year Ended December 31,		
	2002	2003	2004
	(In thousands)		
Warranty Liability			
Product warranty liability beginning balance	$ 599	$ 244	$ 410
Add: Current year accruals	535	995	1,361
Deduct: Current year charges	(890)	(829)	(1,137)
Product warranty liability ending balance	$ 244	$ 410	$ 634

p. *Comprehensive Income (Loss).* Comprehensive income (loss) consists of net income (loss), adjusted for the change in net unrealized holding gains or losses on "available for sale" securities. The Company had no other sources of comprehensive income for the years ended 2002, 2003, and 2004.

q. *Reclassifications.* Certain reclassifications have been made in the 2002 and 2003 financial statements to conform to the 2004 presentation.

r. *Exit and Disposal Activities.* In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supercedes EITF 94-3. Under EITF 94-3, a liability for an exit cost, as defined, was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3, and concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company is required to apply the provisions of SFAS No. 146 to exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the Company completed a restructuring plan in accordance with EITF 94-3 designed to reduce its expenses to be more in line with anticipated revenue. Included in this plan were reductions in salary-related expenses, facility closures or downsizing, and disposal of excess or unused assets. As a result of these expense reductions, the Company accrued $2.0 million in the fourth quarter of 2002. The Company paid approximately $400,000 of this charge in the fourth quarter of 2002, approximately $1 million in 2003, and approximately $500,000 in 2004. The majority of the remaining cash disbursements related to the restructuring plan will be paid by December 31, 2005. The Company made changes to its restructuring accrual in 2004 due to changes in estimates with respect to subleases.

Restructuring reserve activity resulting from the 2002 fourth quarter restructuring plan for 2004 is detailed below (in thousands):

	Beginning Reserve Balance	Restructuring Charges	Payments	Ending Reserve Balance
2002	—	$ 1,986	$ (400)	$ 1,586
2003	$ 1,586	—	$ (1,050)	$ 536
2004	$ 536	$ 218	$ (494)	$ 260

2. Recently Issued Accounting Pronouncements

In December 2003, the SEC released Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104"). SAB No. 104 consolidates guidance on revenue recognition previously contained in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" and related interpretations. The guidance in SAB No. 104 did not have a material effect on our results of operations or financial position.

In March 2004, the EITF reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF Issue No. 03-1 requires that when the fair value of an investment security is less than its carrying value, an impairment exists for which the determination must be made as to whether the impairment is other-than-temporary. The EITF Issue No. 03-1 impairment model applies to all investment securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and to investment securities accounted for under the cost method to the extent an impairment indicator exists. Under the guidance, the determination of whether an impairment is other-than-temporary and therefore would result in a recognized loss depends on market conditions and management's intent and ability to hold the securities with unrealized losses. In September 2004, the FASB approved FASB Staff Position, or FSP, EITF 03-1-1, which defers the effective date for recognition and measurement guidance contained in EITF 03-1 until certain issues are resolved. As of December 31, 2004, these issues have not yet been resolved. We do not expect the adoption of EITF 03-1 to have a material effect on our results of operations and financial condition.

In November 2004, SFAS No. 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4" was issued to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The provisions of this Statement must be adopted for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Company plans on adopting the Statement effective January 1, 2006. The guidance in SFAS No. 151 is not expected to have a material effect on our results of operations or financial position.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share Based Payment. SFAS No. 123(R) is a revision of FASB Statement No. 123, "Accounting for Stock Based Compensation", and supercedes APB Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The amount of compensation cost will be measured based on the grant date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Pro forma disclosure is no longer an alternative. The provisions of this statement will become effective for the Company beginning January 1, 2006.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which the compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures for either: (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not determined the method it will use upon adoption of SFAS No. 123(R).

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the APB No. 25 intrinsic value method and generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R) will have a significant impact on the Company's results of operations, although it will have no impact on the financial position or cash flows. The impact of the adoption of SFAS No. 123(R) cannot be predicted with certainty at this time because it will depend on the share based payments granted in the future. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the adoption. The Company has not assessed the impact of this provision on net operating loss carryforwards.

In December 2004, SFAS Statement No. 153, "Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29" was issued. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As the Company has not entered into nonmonetary exchanges, the Statement will not have an impact on the Company's results of operations or financial position.

In May of 2005, SFAS Statement No. 154 "Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3" was issued. This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This Statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed Statement. The Statement is not expected to have a material impact on the Company's results of operations or financial position.

3. Restatement

The 2003 and 2004 consolidated financial statements and related financial information have been restated to correct for certain accounting errors. The restated financial statements include a number of adjustments that impact previously reported revenue, costs of sales, accounts receivable and inventory reserves. The restated financial statements also include related adjustments to deferred revenue, sales and marketing expense and income taxes and a reallocation of the valuation allowance on deferred income tax assets between the current and non current portions. A summary of the restatement adjustments follows. Restated information for each of the quarters in 2003 and 2004 is presented in note 13.

Passage of Title

Sales transactions were identified for which revenue should have been recognized upon delivery rather than upon shipment. For certain of these transactions, shipments occurred at a quarter or year-end and the deliveries did not occur until the beginning of the next accounting period. Adjustments were made to record the revenue and related cost of sales for these transactions in the appropriate periods.

Probability of Collection

Revenue was recognized upon shipment for sales to certain distributors that may not have been sufficiently capitalized to pay the Company unless the Company's products were sold through to an end user. If realization of revenue is contingent upon sell-through it is not appropriate to recognize revenue until sell-through occurs or upon receipt of cash. The Company made adjustments to recognize revenue for sales to these distributors upon receipt of cash rather than upon shipment of product.

Undelivered Elements

It was determined that certain customer arrangements contained obligations to provide training, support and other deliverables that had not previously been accounted for as separate elements of the arrangement. Generally accepted accounting principles in the U.S. require accounting for each separate element and that a portion of the arrangement fee be allocated to each of those separable elements using an appropriately methodology. The Company made adjustments to account for the separate elements which, for some arrangements, resulted in the deferral of a portion of the revenue from the arrangements.

Inventory Valuation

It was discovered that the Company had reduced inventory reserves in situations in which it was determined that the products were saleable. Generally accepted accounting principles in the U.S. provide that once inventory has been written down below cost as the close of a fiscal accounting period, it should not be written back up. As a result, the Company made adjustments to reduce inventory balances to the appropriate amounts at December 31, 2003 and 2004.

Summary

The following tables are a reconciliation of the statements of operations and balance sheets as previously reported to amounts as restated for the periods indicated, in thousands:

	Year ended December 31, 2003	Year ended December 31, 2004
Revenues, as previously reported	$ 62,556	$ 101,375
Restatement adjustments:		
Passage of title	(84)	(1,154)
Probability of collection	-	(4,514)
Undelivered elements	-	(214)
Total restatement adjustments	(84)	(5,882)
Revenues, as restated	$ 62,472	$ 95,493

	Year ended December 31, 2003	Year ended December 31, 2004
Net income, as previously reported	$ 2,458	$ 899
Restatement adjustments:		
Passage of title	(34)	(459)
Probability of collection	-	(2,170)
Undelivered elements	-	(230)
Inventory valuation	(912)	181
Total restatement adjustments	(946)	(2,678)
Net income (loss), as restated	$ 1,512	$ (1,779)

	Year ended December 31, 2003		Year ended December 31, 2004	
	As reported	As restated	As reported	As restated
Statement of Operations				
Revenue	$ 62,556	$ 62,472	$ 101,375	$ 95,493
Cost of sales	35,224	36,086	58,601	55,381
Gross profit	27,332	26,386	42,774	40,112
Sales and marketing	11,776	11,776	15,947	15,963
Total operating expenses	25,316	25,316	44,674	44,690
Income (loss) from operations	2,016	1,070	(1,900)	(4,578)
Income (loss) before taxes	2,369	1,423	887	(1,791)
Net income (loss)	2,458	1,512	899	(1,779)
Comprehensive income (loss)	2,439	1,493	776	(1,902)
Per-share amounts:				
Basic earnings per share	$ 0.10	$ 0.06	$ 0.03	$ (0.05)
Diluted earnings per share	$ 0.09	$ 0.06	$ 0.03	$ (0.05)

	Year ended December 31, 2003	Year ended December 31, 2004
Total assets, as previously reported	$ 107,542	$ 187,166
Restatement adjustments:		
Accounts receivable	(84)	(5,752)
Inventory	50	3,089
Inventory valuation	(912)	(731)
Deferred income taxes	830	363
Total adjustments	(116)	(3,031)
Total assets, as restated	$ 107,426	$ 184,135
Total liabilities, as previously reported	$ 18,148	$ 15,401
Restatement adjustments:		
Deferred revenue	-	214
Accrued liabilities	-	16
Deferred income taxes	830	363
Total adjustments	830	593
Total liabilities, as restated	$ 18,978	$ 15,994
Total stockholders' equity, as restated	$ 88,448	$ 168,141
Total liabilities and stockholders' equity, as restated	$ 107,426	$ 184,135

	2003		2004	
	As reported	As restated	As reported	As restated
Balance Sheet				
Accounts receivable	$ 18,333	$ 18,249	$ 17,700	$ 11,949
Inventory	26,135	25,273	29,652	32,009
Deferred tax assets	-	830	-	363
Total current assets	85,718	85,602	160,709	157,678
Total assets	107,542	107,426	187,166	184,135
Other accrued liabilities, including deferred revenue	933	933	789	1,019
Total current liabilities	18,148	18,148	15,401	15,631
Long term liabilities – deferred income taxes	-	830	-	363
Total liabilities	-	18,978	-	15,994
Accumulated deficit	(17,185)	(18,131)	(16,286)	(19,910)
Total stockholders' equity	89,394	88,448	171,765	168,141
Total liabilities and stockholders' equity	107,542	107,426	187,166	184,135

	2003		2004	
Statement of Cash Flows	As reported	As restated	As reported	As restated
Net income (loss)	$ 2,458	$ 1,512	$ 899	$ (1,779)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:				
Provisions for (recoveries of) inventory obsolescence	200	1,112	1,333	1,152
Changes in operating assets and liabilities:				
Accounts receivable	(4,765)	(4,681)	922	6,590
Inventory	1,550	1,500	(4,850)	(7,889)
Other liabilities	338	338	87	317

4. Business Combinations

On November 25, 2003 Carrier Access Corporation completed its acquisition of Paragon Networks International, Inc ("Paragon"). In exchange for all outstanding shares of Paragon capital stock, Carrier issued 1,334,521 shares of Carrier Access common stock and $411,000 in cash to Paragon stockholders. All outstanding Paragon options and warrants were cancelled as part of the transaction. Carrier Access accounted for the transaction using the purchase method of accounting. The results of Paragon's operations have been included in the consolidated financial statements since November 25, 2003.

The aggregate purchase price was approximately $20.6 million, consisting of cash and Carrier Access common stock issued, valued using the average closing price as of November 25, 2003 and the two days before and after, and other costs directly related to the acquisition as follows (in thousands):

Cash	$ 411
Carrier Access stock issued to seller	19,163
Estimated acquisition related costs	1,022
Total Consideration	$ 20,596

The following table summarizes the Company's initial estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The price paid was greater than the net assets and liabilities due the expected increase in future revenues and cash flows from the Paragon products and customer base.

	November 25, 2003
Current assets:	
Cash and cash equivalents	$ 1,446
Accounts receivable	1,885
Inventories	3,751
Other current assets	214
Fixed assets	572
Other assets	42
Accounts payable and accrued expenses	(1,862)
Developed product technology	2,500
Backlog	200
Customer relationships	5,100
Goodwill	6,748
Total consideration	$ 20,596

In connection with the acquisition, the Company acquired approximately $6.9 million of net deferred tax assets, comprised of deferred tax assets related primarily to net operating loss and tax credit carryforwards and deferred tax liabilities related to the intangible assets acquired, which have been fully reduced by a valuation allowance.

In addition, the Company paid approximately $1.0 million to the employees of Paragon. Of this, approximately $670,000 was capitalized as part of the acquisition cost as it required no future performance, while approximately $330,000 related to retention bonuses which were expensed in 2003 as the service obligations were completed. The Company also incurred approximately $350,000 of direct acquisition costs that were paid in 2004.

The amount allocated to developed product technology, backlog and customer relationships were determined by an appraisal using established valuation techniques in the high-technology communications industry.

The goodwill acquired in connection with the acquisition is not subject to amortization. Instead, it will be subject to periodic (at least annual) tests for impairment (see note 1(h)). The acquired intangible assets with definite lives are subject to tests for impairment whenever events or changes in circumstances indicate that impairment may exist, and are being amortized over their useful lives as follows:

Developed product technology	5 Years
Backlog	3 Months
Customer Relationships	7 Years

The following unaudited pro forma financial statements have been prepared to give effect to the acquisition of Paragon Networks International, Inc. These pro forma condensed combined consolidated financial statements were prepared as if the acquisition had been completed as of January 1, 2002 and as of January 1, 2003 for purposes of the statement of operations.

Unaudited Pro Forma Condensed Combined Statement of Operations

	For the Twelve Months Ended December 31,	
	2002	2003
	(In thousands, except per share data)	
	As restated	As restated
Net revenue	$ 63,231	$ 76,283
Cost of goods sold	40,872	43,084
Gross profit	22,359	33,199
Net income (loss)	(60,239)	(81)
Income (loss) per share		
Basic	$ (2.31)	$ .00
Diluted	$ (2.31)	$ .00
Weighted average common shares outstanding:		
Basic	26,089	26,150
Diluted	26,089	27,880

In 2004, the Company finalized its purchase price accounting related to a pre-acquisition contingency that existed at the time of the acquisition, in accordance with SFAS No. 38, Preacquisition Contingencies. The contingency was related to potential tax liabilities in a foreign jurisdiction. See note 12 for further discussion. Because the information was not available as of the November 2003 purchase date or at the time the Company filed its 2003 annual report on Form 10-K, an amount could not be estimated that could be used for purposes of the Company's initial purchase price allocation. In December 2003, the Company began the effort to evaluate and estimate the fair value of the contingency, including gathering all relevant information regarding the applicable tax rates and regulations in the foreign jurisdictions. The Company's determination was completed in November 2004. In accordance with that final determination, in the fourth quarter of 2004 the Company recorded an $840,000 liability with a corresponding adjustment to goodwill. As discussed in note 12, future adjustments to the contingent liability will be recorded in the statement of operations in the period of the adjustment.

5. Inventory

The components of inventory as of December 31 are summarized as follows (in thousands):

	2003 As Restated	2004 As Restated
Raw materials	$ 26,916	$ 31,276
Work-in-process	11	16
Finished goods	5,059	7,269
Reserve for obsolescence	(6,713)	(6,552)
	$ 25,273	$ 32,009

6. Property and Equipment

On October 13, 2004, the Company purchased the building and land of its 5395 Pearl Parkway headquarters in Boulder, Colorado for approximately $7.1 million. The value of the building is classified as "real property". Leasehold improvements related to the property were reclassified to real property and are being depreciated over the lesser of their useful life or the life of the building. An amount of $604,000 related to deferred rent that was recorded during the periods when the building was leased was recorded as a reduction to the cost of the building.

Property and equipment as of December 31 consisted of the following (in thousands):

	2003	2004
Machinery and software (5 and 3 years respectively)	$ 19,206	$ 21,316
Real property (30 years)	265	7,701
Furniture, fixtures and other (7 years)	823	821
Leasehold improvements (shorter of 7 years or life of lease)	2,256	986
	22,550	30,824
Less accumulated depreciation and amortization	(15,538)	(18,585)
	$ 7,012	$ 12,239

7. Goodwill and Other Intangibles

Effective January 1, 2002, the Company adopted SFAS No. 142. During the third quarter of 2002, the Company's analysis of the carrying amount of goodwill versus and fair value showed that the carrying value of goodwill exceeded its fair value due to reduced revenue and cash flow forecasts. As a result, the Company recorded an impairment charge of $9 million against its goodwill. During 2004, the Company performed an analysis during the third quarter of the carrying amount of its goodwill and noted that no impairment was necessary.

Amortization expense for year ended December 31, 2004 was $1,268,714. Estimated amortization expense for the next five years is as follows:

For Years Ended December 31,				
2005	2006	2007	2008	2009
		(in thousands)		
$1,229	$1,229	$1,229	$1,187	$729

Intangible assets consisted of the following (in thousands):

	2003	2004
Developed Technology (5 years)	$ 2,500	$ 2,500
Customer Relationships (7 years)	5,100	5,100
Customer Backlog (3 months)	200	200
Trademarks & Patents (17 years)	154	192
	7,954	7,992
Less accumulated amortization	(262)	(1,580)
	$ 7,692	$ 6,412

8. Income Taxes

Income tax expense (benefit) for the years ended December 31 (in thousands) consists of the following:

U.S. Taxes	2002	2003	2004
Current	$ (6,217)	$ (89)	$ (46)
Deferred	7,319	—	—
U.S. Income tax expense (benefit)	$ 1,102	$ (89)	$ (46)

Foreign Taxes	2002	2003	2004
Current	$ —	$ —	$ 34
Deferred	—	—	—
Foreign Income tax expense (benefit)	$ —	$ —	$ 34
Total Income tax expense (benefit)	$ 1,102	$ (89)	$ (12)

A reconciliation of expected income tax expense (benefit) calculated by applying the statutory Federal tax rate to actual income tax expense (benefit) for the years ended December 31 is as follows (in thousands):

	2002	2003 As restated	2004 As restated
Expected income tax expense (benefit)	$ (18,044)	$ 498	$ (627)
State income taxes, net of federal taxes	(1,195)	40	(26)
Change in valuation allowance	17,109	298	2,335
Non-deductible goodwill	2,497	—	—
Exercise of non-qualified stock options	(24)	(1,153)	(2,965)
Change in estimated effective state tax rate	—	—	586
Other, net	759	228	685
Actual income tax expense (benefit)	$ 1,102	$ (89)	$ (12)

The tax effects of significant temporary differences that result in deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2003 As restated	2004 As restated
Deferred tax assets:		
Allowance for doubtful accounts and returns	$ 332	$ 94
Inventory reserves	3,865	2,547
Restructuring reserve	202	95
Compensation accruals	1,480	438
Goodwill	2,352	2,086
Net operating loss carryforwards	14,187	16,549
Research and experimentation credit	4,306	5,129
Property and Equipment	—	224
Other	595	609
Unearned Income	—	795
Gross deferred tax assets	27,319	28,566
Less: Valuation allowance	(23,817)	(26,152)
Total deferred income tax assets	$ 3,502	$ 2,414
Deferred tax liabilities:		

Property and equipment	(167)	—
Paragon identifiable intangibles	(3,204)	(2,296)
Other	(131)	(118)
Total deferred income tax liabilities	$ (3,502)	$ (2,414)
Net deferred income tax assets	$ —	$ —

The components of deferred tax assets and liabilities at December 31 are as follows, in thousands:

	2003 As restated	2004 As restated
Current assets	$ 830	$ 363
Current liabilities	—	—
Net current deferred tax assets (liabilities)	$ 830	$ 363
Non-current assets	$ 2,672	$ 2,051
Non-current liabilities	(3,502)	(2,414)
Net non-current deferred tax assets (liabilities)	$ (830)	$ (363)

In 2003, the Company recorded approximately $6.9 million of net deferred tax assets in connection with the acquisition of Paragon including $9.1 million related to net operating loss carryforwards and $3.0 million of deferred tax liabilities associated with acquired intangible assets. Due to the uncertainty regarding the realization of these net deferred tax assets at the acquisition date, the Company recorded a valuation allowance against the entire amount. In 2004, the Company revised the components of the net deferred tax assets acquired in the Paragon acquisition. These revisions included the identification of approximately $0.8 million of research and experimentation credits and adjustments to the state net operating carryforwards. As a result, in 2004 the Company recorded an additional $0.5 million of net deferred tax assets related to the acquisition of Paragon, which has been completely reduced by an increase in the valuation allowance associated with the acquisition.

The Company incurred a $35.5 million net operating loss for the period ending December 31, 2002. A portion of this operating loss was carried back to obtain a refund of prior tax paid. Accordingly, the Company received an income tax refund of approximately $7.0 million in 2003. The Company incurred a $4.8 million net operating loss for the period ending December 31, 2003. As of December 31, 2004, the Company has approximately $43.5 million of remaining net operating losses from the current and prior years for Federal tax purposes. Of this, $23.9 million is from the Paragon acquisition, and $19.6 million is related to Carrier Access operations. With respect to the net operating loss carryforwards from Paragon, $5.1 million may be used to offset consolidated taxable income in 2005. The remaining $17.5 million is restricted to $1.4 million per year by section 382 of the Internal Revenue Code. The $19.6 million of net operating loss carryforwards related to Carrier Access operations has no limitations as to its annual usage. However, included in the $19.6 million Carrier Access operations federal net operating loss carryforward is an $11.2 million tax benefit for the exercise of employee non-qualified stock options in 2002, 2003, and 2004. The excess of tax benefits realized from such exercises over the amount of stock compensation expense recorded in the Company's financial statements is generally reflected as an increase to additional paid-in capital.

As of December 31, 2004, net operating loss carryforwards of approximately $35.1 million for state tax purposes may be carried forward to offset future taxable income depending on state legislative restrictions. As of December 31, 2003 the state net operating loss carryforward was $58.9 million. The $23.8 million decrease is the result of the Company reassessing the proper state net operating loss carryforwards and removing acquired Paragon state net operating losses generated in states where a consolidated or combined state tax return is not allowed. The Company concluded these state operating loss carryforwards might never be utilized.

At December 31, 2003 the Company has a research and experimentation credit carryforward of approximately $4.3 million. At December 31, 2004, the Company has research and experimentation credit carryforward of approximately $5.1 million that will begin to expire in the year 2006, if not utilized. The $0.8 million increase from 2003, represents the inclusion of the research and experimentation credit that was acquired in the Paragon acquisition.

In 2002, the Company analyzed the sources and the expected reversal periods of its deferred tax assets, and determined that they did not meet the realization criteria under generally accepted accounting principles. Accordingly, the Company has established a valuation allowance of $23.8 million and $26.2 million as of December 31, 2003 and 2004 respectively. In the future, should management conclude that these deferred tax assets are, at least in part, realizable, the valuation allowance will be reversed to the extent of such realization. In general the reversal of the valuation allowance, if any, would be recognized as a deferred income tax benefit in the statement of operations. However, the valuation allowance at December 31, 2004 includes a reserve established at the time of the Paragon acquisition related to net deferred tax assets acquired of approximately $6.9 million. Should the Company reverse the valuation allowance with respect to the acquired net deferred tax assets, it will be reflected as a decrease in the carrying amount of acquired goodwill. Also included in the valuation allowance is a $3.9 million reserve to offset the federal tax benefit resulting from certain exercises of employee non-qualified stock options. This benefit is properly included as part of the net operating loss carryforward. To the extent, the valuation allowance is reversed related to these stock based compensation benefits, it will be reflected as an increase to additional paid in capital.

9. Stock Options

Pursuant to the Company's 1998 stock option plan (the "Plan"), a committee appointed by the Company's Board of Directors may grant incentive and nonqualified options to employees, consultants and directors. The Plan currently authorizes the grant of options to purchase up to 8,092,514 shares of authorized common stock. Incentive stock options have a ten-year term and non-qualified stock options have a five-year term. A majority of the stock options vest 25% on the first anniversary date of the grant and 6.25% each quarter thereafter, with the remaining stock options vesting 100% four years from the grant date. As of December 31, 2004, the Company had outstanding options to purchase 2,781,159 shares of common stock, and had options to purchase 1,837,400 shares of common stock available to grant.

The following summarizes stock option activity under the Plan:

	Shares Under Option	Weighted Average Exercise Price
Options outstanding at December 31, 2001	2,996,580	$ 9.05
Granted	2,534,423	1.94
Exercised	(30,546)	0.46
Forfeited	(1,911,062)	6.69
Options outstanding at December 31, 2002	3,589,395	5.36
Granted	2,028,500	4.50
Exercised	(482,190)	3.32
Forfeited and canceled	(1,336,082)	5.74
Options outstanding at December 31, 2003	3,799,623	5.03
Granted	1,254,700	10.26
Exercised	(1,065,884)	3.01
Forfeited and canceled	(1,207,280)	9.34
Options outstanding at December 31, 2004	2,781,159	6.29
Options available for grant at December 31, 2004	1,837,400	
Options exercisable at December 31, 2002	1,171,654	9.21
Options exercisable at December 31, 2003	1,197,602	6.18
Options exercisable at December 31, 2004	918,045	$ 5.59

The following summarizes information about outstanding options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of options outstanding	Weighted-average Remaining contractual life (in years)	Weighted-average Exercise price	Number of options exercisable	Weighted-average Exercise price
$0.00 — 12.00	2,357,307	3.1	$ 4.73	791,406	$ 3.72
12.00 — 24.00	403,902	3.5	13.79	106,689	13.12
24.00 — 36.00	4,500	.37	33.77	4,500	33.77
36.00 — 48.00	12,000	1.3	37.97	12,000	37.97
$48.00 — 60.00	3,450	.05	51.63	3,450	51.63
	2,781,159	3.1	6.29	918,045	5.59

As discussed in Note 1, the Company applies APB 25 and related interpretations in accounting for stock options issued to employees and directors. As a result, for options issued with exercise prices below the fair value on the date of grant, the Company recorded deferred compensation expense totaling approximately $1,227,000 for options granted during the year ended December 31, 1997, and $1,921,000 for options granted during the year ended December 31, 1998. Such deferred compensation expense was amortized to operations over the forty-eight month option vesting period.

Beginning August 20, 2001, the Company offered eligible employees who held stock options with a price greater than or equal to $10.00 per share under the Plan the opportunity to exchange certain outstanding options to purchase shares of Carrier Access common stock for new options granted on March 20, 2002. The options issued on March 20, 2002 had strike prices equal to the fair value of the underlying stock on that date. Eligible employees who participated in the option exchange received a number of shares subject to new options for every share subject to the options tendered which varied according to the most recent performance rating received by the employee under the Company's performance rating system. Options to purchase a total of 1,781,619 shares with an aggregate exercise price of $4.6 million as of September 18, 2001 were exchanged pursuant to the offer.

In addition to options issued to employees and directors, the Company issued options to purchase 62,500 shares of common stock to consultants for services during the year ended December 31, 2001. These options have exercise prices from $2.80 to $6.50 per share, are exercisable at the date of grant and expire at various dates from January 2, 2006 to October 16, 2006. As of December 31, 2004 none of these options have been exercised.

In 2003, the Company issued options to purchase 25,000 shares of common stock to consultants for services during the year. These options had an exercise price of $0.77 per share and were immediately exercisable. The fair market value of these options was determined to be $24,000 and was recognized in general and administrative expense. The fair value was calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.0%; contractual lives of five years; no dividend yield; and 111% volatility. These options were exercised on April 11, 2003.

10. Significant Customers, Suppliers and Concentration of Credit Risk

The Company recognized revenue from the following significant customers and end-users for the years ended December 31 (in thousands):

Company	2002	2003 As restated	2004 As restated
A	$ 2,934	$ 10,549	$ 9,578
B	6,766	7,665	6,698
C	8,212	6,970	6,435
D	977	6,925	6,253
E	0	1,109	19,028

Although the Company generally uses standard parts and components for its products, many key components are purchased from sole or single source vendors for which alternative sources may not currently be available. The identification and utilization of new suppliers for such items could adversely impact the Company's future operating results.

The Company is exposed to potential concentrations of credit risk from its accounts receivable with its various customers and receivables are concentrated among customers in the telecommunications industry. To reduce this risk, the Company has a policy of assessing the creditworthiness of its customers and monitors the aging of its accounts receivable for potential uncollectible accounts. An allowance is recorded for estimated losses from writeoffs of uncollectible accounts. Bad debt recoveries were $289,000 in 2004 and $3.1 million in 2003. In 2002, a number of our customers filed for bankruptcy and one of our distributors was experiencing financial difficulties which caused a significant amount of accounts receivables to become delinquent. In 2003, we were able to recover most of the delinquent receivables and part of the accounts receivable related to the bankruptcies.

11. Employee Benefit Plan

The Company has a defined contribution employee benefit plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code that is available to all employees who meet the 401(k) Plan's eligibility requirements. Employees may contribute up to the maximum limits allowed by the Internal Revenue Code. At the beginning of 2001, the Company began matching 50% of the employee's pre-tax contributions, up to 6% of each participating employee's annual salary. Effective January 1, 2003, this matching contribution was suspended. Contributions to the 401(k) Plan by the Company totaled $650,000, $0 and $0, respectively, for the years ended December 31, 2002, 2003, and 2004.

12. Commitments and Contingencies

The Company leases office space under various noncancelable-operating leases that expire through 2007. Future obligations under these leases are as follows (in thousands):

Year ending December 31:	
2005	$ 1,269
2006	215
2007	201
Thereafter	—
Total	$ 1,685

The Company records rent expense under noncancelable operating leases using the straight-line method after consideration of increases in rental payments over the lease term, and records the difference between actual payments and rent expense as deferred rent concessions.

The Company has placed noncancelable purchase orders for $11.7 million of inventory from certain of its vendors for delivery in 2005. These orders are generally placed up to 4 months in advance based on the lead time of the inventory.

Rent expense for the years ended December 31, 2002, 2003, and 2004 totaled $1.9 million, and $1.6 million and $1.7 million respectively.

On December 28, 2001, SCI, Inc., a contract manufacturer, filed a breach of contract claim for $4.5 million against the Company in Alabama Circuit Court based on an inventory-purchasing dispute. On September 18, 2002, this claim was settled and the Company entered into a manufacturing arrangement for the Broadmore product.

On August 16, 2002, SMTC Manufacturing Corporation of Colorado ("SMTC") filed a breach of contract claim and related claims against the Company in District Court, County of Adams, Colorado. The claim was based on an inventory-purchasing dispute and SMTC sought damages of $13.4 million. On October 17, 2002, the Company filed a breach of contract counterclaim and other related counterclaims in District Court, County of Adams, Colorado for $1.0 million. On December 5, 2002, the Company amended its counterclaim to seek damages of $27.0 million. The Company settled the SMTC lawsuit in September 2004 and as a result recorded a charge for the quarter ending September 30, 2004, in the amount of $2.1 million to reflect the settlement amount and legal expenses associated with the settlement.

In November of 2003, the Company acquired Paragon. In connection with the acquisition, the Company assumed liabilities for value-added taxes and employee payroll taxes that may be payable to certain foreign taxing authorities. The estimated fair value of value-added taxes, employee payroll taxes and associated interest and penalties assumed is estimated to be approximately $840,000. Estimated employee payroll taxes, value-added taxes, and interest and penalties on unremitted balances incurred after the acquisition dates have been accrued and expensed. Interest and penalties accrued and expensed in 2004 related to preacquisition value-added taxes and employee payroll taxes was approximately $80,000. In addition, the Company continued to incur value-added taxes and employee payroll taxes, and related penalties and interest during 2004 that were accrued and expensed which totaled approximately $263,000. The total amount of the contingent liability as of December 31, 2004 was approximately $1.2 million. It is reasonably possible that the Company's estimates will differ from the amounts ultimately paid to settle this liability. Adjustments to the Company's estimates or to what is ultimately paid to taxing authorities in future periods will be included in earnings of the period in which the adjustment is determined.

Beginning on June 3, 2005, three purported shareholder class action lawsuits were filed in the United States District Court for the District of Colorado against Carrier Access Corporation and certain of our officers and directors. The cases, captioned *Croker v. Carrier Access Corporation, et al.*, Case No. 05-cv-1011-LTB; *Chisman v. Carrier Access Corporation, et al.*, Case No. 05-cv-1078-REB, and *Sved v. Carrier Access Corporation, et al.*, Case No. 05-cv-1280-EWN, have been consolidated and are purportedly brought on behalf of those who purchased our publicly traded securities between October 21, 2003 and May 20, 2005. Plaintiffs allege that defendants made false and misleading statements, purport to assert claims for violations of the federal securities laws, and seek unspecified compensatory damages and other relief. The complaints are based upon allegations of wrongdoing in connection with our announcement of our intention to restate previously issued financial statements for the year ended December 31, 2004 and certain interim periods in each of the years ended December 31, 2004 and 2003.

Beginning on June 13, 2005, three purported shareholder derivative lawsuits were filed in the United States District Court for the District of Colorado, against various of our officers and directors and naming Carrier Access as a nominal defendant. The cases are captioned *Kenney v. Koenig, et al.*, Case No. 05-cv-1074-PSF, *Chaitman v. Koenig, et al.*, Case No. 05-cv-1095-LTB and *West Coast Management and Capital, LLC v. Koenig {sic}, et al.* Case No. 05-cv-1134-RPM. These actions are expected to be consolidated in August 2005. The complaints include claims for breach of fiduciary duty, abuse of control, waste of corporate assets, mismanagement and unjust enrichment; seek compensatory damages, disgorgement, and other relief; and are based on essentially the same allegations as the class actions described in the preceding paragraph.

Management believes that the claims in the class action are without merit. Because these lawsuits are at a very preliminary stage, management cannot at this time determine the probability or reasonably estimate a range of loss, if any. Were an unfavorable outcome to occur, it could have a material adverse impact on the Company's financial position and results of operations for the period in which such outcome occurred.

13. Quarterly Financial Information (unaudited)

The quarterly financial information has been restated to include a number of adjustments that impact previously reported revenue, cost of sales and selling, general and administrative expense. See note (3) for additional information.

The following information summarizes selected quarterly financial information for the two years ended December 31, 2004 (in thousands, except per share data).

	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004	
	As reported	As restated	As reported	As restated	As reported	As restated	As reported	As restated
Net revenue	$ 28,546	$ 28,538	$ 30,845	$ 29,549	$ 21,561	$ 21,284	$ 20,423	$ 16,122
Cost of sales	15,612	15,448	16,894	16,274	13,024	12,625	13,071	11,034
Gross profit	12,934	13,090	13,951	13,275	8,537	8,659	7,352	5,088
Operating expenses:								
Selling, general and administrative and other	6,464	6,467	6,142	6,148	7,755	7,760	6,119	6,121
Research and development	3,970	3,970	4,692	4,692	5,230	5,230	4,302	4,302
Income (loss) from operations	2,500	2,653	3,117	2,435	(4,448)	(4,331)	(3,069)	(5,335)
Other income, net	219	219	491	491	621	621	1,456	1,456
Income (loss) before income taxes	2,719	2,872	3,608	2,926	(3,827)	(3,710)	(1,613)	(3,879)
Income tax expense (benefit)	15	15	52	52	—	—	(79)	(79)
Net income (loss)	$ 2,704	$ 2,857	$ 3,556	$ 2,874	$ (3,827)	$ (3,710)	$ (1,534)	$ (3,800)
Income (loss) per share:								
Basic	$0.09	$0.10	$0.11	$0.09	$(0.11)	$(0.11)	$(0.04)	$(0.11)
Diluted	$0.09	$0.09	$0.10	$0.08	$(0.11)	$(0.11)	$(0.04)	$(0.11)

	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003	
	As reported	As restated	As reported	As restated	As reported	As restated	As reported	As restated
Net revenue	$ 11,203	$ 11,173	$ 12,156	$ 12,057	$ 15,927	$ 14,685	$ 23,270	$ 24,557
Cost of sales	6,154	6,448	6,687	7,279	9,169	8,156	13,214	14,203
Gross profit	5,049	4,725	5,469	4,778	6,758	6,529	10,056	10,354
Operating expenses:								
Selling, general and administrative and other	2,497	2,497	2,895	2,895	3,608	3,608	5,315	5,315
Research and development	2,608	2,608	2,541	2,541	2,534	2,534	3,318	3,318
Income (loss) from operations	(56)	(380)	34	(658)	616	387	1,423	1,721
Other income, net	84	84	88	88	86	86	95	95
Income (loss) before income taxes	28	(296)	122	(570)	702	473	1,517	1,816
Income tax expense (benefit)	(89)	(89)	—	—	—	—	—	—
Net income (loss)	$ 117	$ (207)	$ 122	$ (570)	$ 702	$ 473	$ 1,517	$ 1,816
Income (loss) per share:								
Basic	$ 0.00	$ (0.01)	$ 0.00	$ (0.02)	$ 0.03	$ 0.02	$ 0.06	$ 0.07
Diluted	$ 0.00	$ (0.01)	$ 0.00	$ (0.02)	$ 0.03	$ 0.02	$ 0.05	$ 0.07

14. Valuation and qualifying accounts (in thousands)

As Restated	Balance at Beginning of Period	Additions (Reductions) Charged to Operations	Recoveries (Write-offs)	Balance at End of Period
Allowance for doubtful accounts and returns:				
Year Ended:				
December 31, 2002	$ 1,332	5,557	(3,818)	$ 3,071
December 31, 2003	$ 3,071	(2,199)	(1)	$ 871
December 31, 2004	$ 871	(289)	(223)	$ 359
Inventory obsolescence reserve:				
Year Ended:				
December 31, 2002	$ 3,116	3,619	(570)	$ 6,165
December 31, 2003	$ 6,165	1,112	(564)	$ 6,713
December 31, 2004	$ 6,713	1,152	(1,313)	$ 6,552
Valuation Allowance for deferred tax assets:				
Year Ended:				
December 31, 2002	$ —	17,109	—	$ 17,109
December 31, 2003	$ 17,109	(726)	7,434	$ 23,817
December 31, 2004	$ 23,817	2,335	—	$ 26,152

* 2002 write-offs include $10,000 that was taken directly to the expense account.
* 2003 recoveries of bad debts of $3,085 include $886 related to amounts previously written off.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.* As of the end of the period covered by this Annual Report on Form 10-K/ A, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report on Form 10-K/ A because of the material weaknesses in internal control over financial reporting discussed below.

(b) *Management's annual report on internal control over financial reporting.* Management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness, as defined under standards established by the Public Company Accounting Oversight Board's (PCAOB) Auditing Standard No. 2, is a control deficiency, or a combination of control deficiencies, that results in a more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected in a timely manner by management or by employees in the normal course of performing their assigned functions.

Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2004. Management based its assessment on the criteria established in a report entitled Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2004, because of the following material weaknesses:

- Management did not comply with our established policies and procedures requiring a review of our consolidated statement of cash flows. This failure to comply with established policies and procedures resulted in material misstatements in our December 31, 2004 consolidated statement of cash flows. Specifically, there were material misstatements in cash flows from operating activities and cash flows from investing activities. These misstatements were corrected prior to our original filing of our 2004 Annual Report on Form 10-K.

- We did not have effective policies and procedures to evaluate customer arrangements for the appropriate application of revenue recognition criteria as contemplated by generally accepted accounting principles in the U.S. This deficiency resulted in material misstatements to our financial statements, specifically the overstatement of revenue, costs of sales, and accounts receivable, and the understatement of inventory in our previously filed consolidated financial statements as of and for the years ended December 31, 2003 and 2004, and for the interim periods contained therein. Accordingly, we have restated such consolidated financial statements to reflect the correction of these errors.

- We did not have effective policies and procedures over accounting for our inventory reserves to prevent the write up of inventory once it had been written down in a previous fiscal accounting period. This deficiency resulted in material misstatements of inventory and cost of sales in our previously filed consolidated financial statements as of and for the years ended December 31, 2003 and 2004, and for the interim periods contained therein. Accordingly, we have restated such consolidated financial statements to reflect the correction of these errors.

- We lacked the depth of personnel with sufficient technical accounting expertise to identify and account for complex transactions in accordance with generally accepted accounting principles in the U.S. This deficiency contributed to the aforementioned misstatements and resulted in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected.

Our independent registered public accounting firm, KPMG LLP, has issued an audit report on management's assessment of our internal control over financial reporting, which is filed below.

(c) *Changes in internal control over financial reporting.* There was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) *Remediation of weaknesses in internal control over financial reporting.* Subsequent to December 31, 2004, we have implemented, or plan to implement, the specific measures described below to remediate the material weaknesses described above.

In respect to the material weakness in the consolidated statement of cash flows discussed in Item 9A(b) above, in 2005, we will require the Chief Financial Officer to monitor the compliance with our established policy which provides for a review of the statement of cash flows by a technically competent individual.

We are in the process of establishing controls to remediate the material weakness in internal controls relating to accounting for revenue recognition. A review by a technically qualified person will be performed on all customer arrangements for the purpose of evaluating the appropriate application of the revenue recognition criteria as contemplated by generally accepted accounting principles in the U.S.

To address the material weakness in controls over accounting for inventory reserves, in 2005, we designed an additional policy which requires a review of reserve activity by a qualified individual.

We are in the process of addressing the material weakness related to the lack of depth of personnel with sufficient technical accounting expertise. In this regard, in 2005, we hired a new Chief Financial Officer and plan to establish a formal process for the periodic technical training of the financial and sales personnel.

The aforementioned material weaknesses will not be considered remediated until new processes are fully implemented, operate for a period of time and are tested and we conclude that they are operating effectively. We anticipate that we will report in our Quarterly Report on Forms 10-Q for the first and second quarters of 2005 that material weaknesses in our internal control over financial reporting continue to exist and that our disclosure controls and procedures were not effective as of March 31, 2005 and June 30, 2005.

(e) *Report of Independent Registered Public Accounting Firm*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Carrier Access Corporation:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting (Item 9A(b)), that Carrier Access Corporation (the Company) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weaknesses identified in management's assessment, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

- Management did not comply with established Company policies and procedures requiring a review of the Company's consolidated statement of cash flows. This failure to comply with established policies and procedures resulted in material misstatements in the Company's December 31, 2004 consolidated statement of cash flows. Specifically, there were material misstatements in cash flows from operating activities and cash flows from investing activities.

- The Company did not have effective policies and procedures to evaluate customer arrangements for the appropriate application of revenue recognition criteria as contemplated by generally accepted accounting principles in the U.S. This deficiency resulted in material misstatements to the Company's financial statements, specifically the overstatement of revenue, costs of sales, and accounts receivable, and the understatement of inventory in the Company's previously filed consolidated financial statements as of and for the years ended December 31, 2003 and 2004, and for the interim periods contained therein. Accordingly, the Company has restated such consolidated financial statements to reflect the correction of these errors.

- The Company did not have effective policies and procedures over accounting for its inventory reserves to prevent the write up of inventory once it had been written down in a previous fiscal accounting period. This deficiency resulted in material misstatements of inventory and cost of sales in the Company's previously filed consolidated financial statements as of and for the years ended December 31, 2003 and 2004, and for the interim periods contained therein. Accordingly, the Company has restated such consolidated financial statements to reflect the correction of these errors.

- The Company lacked the depth of personnel with sufficient technical accounting expertise to identify and account for complex transactions in accordance with generally accepted accounting principles in the U.S. This deficiency contributed to the aforementioned misstatements and resulted in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. The material weaknesses described above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 21, 2005, except as to notes 3 and 12, which are as of August 1, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP

Boulder, Colorado
August 1, 2005

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The members of our Board of Directors as of March 14, 2005 are as follows:

Name	Age	Principal Occupation
Roger L. Koenig	51	President, Chief Executive Officer and Chairman of the Board
Nancy Pierce	47	Corporate Development Officer, Former Chief Financial Officer and Secretary
John W. Barnett, Jr.	64	Director
David R. Laube	57	Director
Mark A. Floyd	49	Director
Thomas C. Lamming	51	Director

Mr. Koenig has served as our President, Chief Executive Officer and Chairman of the Board since our formation in September 1992. Prior to co-founding Carrier Access, Mr. Koenig served as President of Koenig Communications Inc., an equipment systems integration and consulting firm in San Jose, California, from 1987 to 1992. Prior to founding Koenig Communications, Mr. Koenig held a number of positions with IBM/ROLM Europe, a telecommunications equipment manufacturer, including Engineering Section Manager for Europe. Mr. Koenig received a B.S. in Electrical Engineering from Michigan State University and an M.S. in Engineering Management from Stanford University.

Ms. Pierce has served as our Corporate Development Officer since April 2000 and has been a Director and Secretary since our incorporation in September 1992. From November 2004 to June 2005, Ms. Pierce also served as our interim Chief Financial Officer. Ms. Pierce previously served as our Corporate Controller, Chief Financial Officer, Vice President of Finance and Administration and Treasurer from September 1992 through April of 2000. Prior to co-founding Carrier Access, Ms. Pierce served as the Controller of Koenig Communications Inc., an equipment and systems integration and consulting firm and held positions at IBM Corporation and ROLM Corporation. Ms. Pierce earned a B.S. degree from Colorado State University and an M.B.A. from California State University, Chico. In addition, Ms. Pierce holds an honorary doctorate degree in Commercial Science from St. Thomas Aquinas University.

Mr. Barnett has served as our Director since December 1998. Mr. Barnett is a telecommunications consultant and private investor. Mr. Barnett previously served as a Senior Executive of McLeod USA from April 2000 through December 2001. Mr. Barnett was President of the Wholesale Services division of MCI WorldCom, Inc. from February 1997 through March 2000 and was President of WorldCom International, Inc., from June 1996 through February 1997. From January 1995 until June 1996, Mr. Barnett served as Senior Vice President of Sales and Marketing of Williams Communications Company. From July 1993 until January 1995, Mr. Barnett was President of WilTel International, a division of WilTel Network Services, a predecessor of WorldCom, Inc. Mr. Barnett has also served as a Director of the Competitive Telecommunications Association, America's Carriers Telecommunication Association, the Multimedia Telecommunications Association, and several privately held corporations. Mr. Barnett received a B.A. in Political Science from Tulane University.

Mr. Laube has served as our Director since January 2001. Mr. Laube is currently Executive in Residence for the Business School at the University of Colorado at Denver. He is also active in consulting in the fields of telecommunication and information technology. Mr. Laube served in several Senior Finance and Information Technology positions at US West from 1983 until 2000, the latest position being Vice President and Chief Information Officer. Prior to 1983, Mr. Laube was Vice President of Finance and Information Systems for the digital telephone division of Harris Corporation. Mr. Laube is a director of Net.com, a maker of telecommunications equipment. Mr. Laube received a B.A. in Finance from the University of Washington and holds an M.B.A. from the Wharton School of Business at the University of Pennsylvania. Mr. Laube is also a Certified Public Accountant and was appointed by Colorado Governor Bill Owens as a commissioner for the Colorado Commission on Science and Technology.

Mr. Floyd has served as our Director since June 2001. Mr. Floyd is currently President and Chief Executive Officer of Entrisphere, Inc., a telecommunications company, a position he has held since August of 2002. Mr. Floyd was the President and Chief Executive Officer of Siemens ICN, Inc. from April 2001 until January 2002. Prior to that, Mr. Floyd co-founded Efficient Networks, Inc., a publicly held company, in June 1993 and served as President, Chief Executive Officer and a Director of Efficient Networks, Inc. from 1993 to 2001. Siemens ICN, Inc. acquired Efficient Networks, Inc. in April 2001. From 1991 to 1993, Mr. Floyd served as Chief Operating Officer and a Director of Networth, Inc., a provider of LAN products including Ethernet hubs, switches and network interface cards. Mr. Floyd previously was Executive Vice President, Chief Financial Officer and Director of Interphase Corporation, a provider of enterprise server connectivity solutions for high-speed LAN, high capacity storage and remote access applications from 1984 to 1991. Mr. Floyd received his B.B.A. in Finance from the University of Texas at Austin.

Mr. Lamming has served as our Director since April 2004. Mr. Lamming is currently active as a senior advisor to universities, including the University of Colorado at Denver. Mr. Lamming worked at Accenture, a consulting firm, from 1978 to fall of 2003, concentrating the last 14 years in the communications industry. He was a partner from 1989 until his departure in 2003. He specialized in working with Fortune 500 organizations in the planning, designing, and implementation of integrated business solutions, organization performance, and information technology. Mr. Lamming has held a variety of senior leadership positions including Global Managing Partner (GMP) -- Communications Industry Practice and GMP -- Next Generation Networks Service Line. Mr. Lamming was also a member of Accenture's Global Leadership Council and a representative to Accenture's World Economic Forum team. Mr. Lamming earned his B.S. and M.B.A. degrees at the University of Missouri at Columbia.

There are no family relationships among the directors, except that Roger L. Koenig and Nancy Pierce are married to one another.

The information required by this item concerning our executive officers is incorporated by reference to the information set forth in the section entitled "Executive Officers of the Registrant" at the end of Part I of this Form 10-K/A.

Audit Committee and Audit Committee Financial Expert

Audit Committee. The Audit Committee, which was established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of Mr. Floyd, Mr. Laube and Mr. Lamming, each of whom is "independent," as that term is defined for audit committee members by the listing standards of The NASDAQ Stock Market. The Board has designated Mr. Laube to be the "audit committee financial expert" as defined under the rules of the SEC.

Code of Ethics and Business Conduct Policy

We have adopted a Code of Ethics and Business Conduct Policy (the "Code of Ethics"), applicable to all employees, executive officers and directors. The Code of Ethics can be found on the Investor Relations page of our website at www.carrieraccess.com. We will also post on this section of our website any amendment to the Code of Ethics, as well as any waivers that are required to be disclosed pursuant to the rules of the SEC or The NASDAQ Stock Market.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act ("Section 16(a)") requires our executive officers, directors and beneficial owners of more than ten percent of any class of our equity securities registered under Section 12 of the Exchange Act ("10% Stockholders") to file initial reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such executive officers, directors and 10% Stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such forms received by us, we believe that, during fiscal year 2004, our executive officers, directors and 10% Stockholders complied with all applicable Section 16(a) filing requirements, except that Timothy R. Anderson filed one late Form 4 reporting two transactions, and the following persons each filed one late Form 4 each reporting one transaction: John Barnett, Mark Floyd and David Laube.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation received by the Chief Executive Officer and the former Chief Financial Officers, who were most highly compensated executive officers during the last fiscal year (the "Named Executive Officers"), for services rendered to us in all capacities for the three years ended December 31, 2004.

	Annual Compensation			
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Number of Shares Underlying Options**
Roger L. Koenig	2004	277,885	140,623	—
President, Chief Executive Officer and Chairman of the Board of	2003	170, 462	51, 658	—
Directors	2002	175, 000	—	—
Nancy Pierce	2004	201,827	102,485	—
Interim Chief Financial Officer, Corporate Development Officer	2003	146, 599	47, 817	—
Director, and Secretary (1)	2002	151, 560	—	—
Timothy R. Anderson (2)	2004	224,032	82,485	125,000
Former Chief Financial Officer	2003	170, 962	48,393	100,000
	2002	158, 396	—	75,000

(1) Ms. Pierce served as Interim Chief Financial Officer from November 2004 to June 2005.
(2) Mr. Anderson resigned as our Chief Financial Officer on November 18, 2004.

Option Grants in Last Fiscal Year

The following table sets forth, as to the Named Executive Officers, information concerning stock options granted during the year ended December 31, 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (4)	
Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price Per Share	Date of Expiration (3)	5%	10%
Roger L. Koenig	—	—	—	—	$ —	$ —
Nancy Pierce	—	—	—	—	$ —	$ —
Timothy R. Anderson	125,000 (5)	10.0%	$10.35	2/12/09	$ —	$ —

(1) The options in this table are non-statutory stock options granted under the 1998 Stock Incentive Plan and have exercise prices equal to the fair market value on the date of grant. These options have five-year terms and vest over a period of 48 months at a rate of 25% on the first anniversary date from the date of grant and a rate of 6.25% per quarter thereafter until fully vested.

(2) We granted options to purchase 1,254,700 shares of Common Stock to employees in fiscal year 2004.

(3) The options in this table may terminate before their expiration upon the termination of optionee's status as an employee or consultant or upon the optionee's disability or death.

(4) Under rules promulgated by the SEC, the amounts in these two columns represent the hypothetical gain or "option spread" that would exist for the options in this table based on assumed stock price appreciation from the date of grant until the end of such options' five-year term at assumed annual rates of 5% and 10%. The 5% and 10% assumed annual rates of appreciation are specified in SEC rules and do not represent our estimate or projection of future stock price growth. We do not necessarily agree that this method can properly determine the value of an option.

(5) Mr. Anderson resigned as our Chief Financial Officer on November 18, 2004, and his unexercised stock options were cancelled on December 8, 2004.

Option Exercises and Holdings

The following table sets forth, as to the Named Executive Officers, certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2004. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of our Common Stock as of December 31, 2004.

			Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised in-the-Money Options at Fiscal Year End (1)	
Name	Shares Acquired on Exercise	Value Realized ($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Roger L. Koenig	—	—	8,000	—	—	—
Nancy Pierce	—	—	8,000	—	—	—
Timothy R. Anderson (2)	—	—	—	—	—	—

(1) Market value of underlying securities based on the closing price of our Common Stock on December 31, 2004 (the last trading day of fiscal 2004) on the NASDAQ National Market of $10.68 per share minus the exercise price. Only exercisable options are calculated in making the determination of the value realized.

(2) Mr. Anderson resigned as our Chief Financial Officer on November 18, 2004, and his unexercised stock options were cancelled December 8, 2004.

Director Compensation

We provide cash compensation to independent members of our Board. Members are paid $10,000 annually, $1,000 per board meeting, and $500 per Audit Committee meeting for members of the Audit Committee.

Non-employee directors also each receive an automatic initial option grant under our 1998 Stock Incentive Plan (the "1998 Plan") to purchase 15,000 shares of Common Stock upon becoming a director (the "Initial Grant"). Each Initial Grant is immediately exercisable but vests in four successive equal annual installments upon the individual's completion of each year of service on the Board measured from the option grant date. In addition to the Initial Grant, each such director also receives an option to purchase 10,000 shares of Common Stock on the date of each annual meeting of stockholders, provided such individual has served as a non-employee Board member for at least six months (the "Subsequent Grant"). Subsequent Grants are immediately exercisable but vest upon the individual's completion of one year of Board service measured from the option grant date. Members of the Board are also eligible to receive discretionary option grants and stock issuances under the 1998 Plan. All such option grants are granted with exercise prices equal to the fair market value of our common stock on the date of grant. The 1998 Plan also permits the plan administrator to activate a director fee option grant program.

In May 2004, Mr. Barnett, Mr. Floyd and Mr. Laube each received a Subsequent Grant at a strike price of $10.34 per share. In April 2004, Mr. Lamming received an Initial Grant of 15,000 shares at a strike price of $12.39 per share. The Board also unanimously approved an additional stock option grant of 35,000 shares for Mr. Lamming at a strike price of $12.39 per share.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently composed of Mr. Barnett, Mr. Floyd, Mr. Laube, and Mr. Lamming. No interlocking relationship exists between any member of our compensation committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the compensation committee is or was formerly an officer or an employee of Carrier Access.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our Common Stock as of March 14, 2005 for the following: (1) each person or entity who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting securities; (2) each of the persons named in the Summary Compensation Table; (3) each of our current directors; and (4) all directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Class
Roger L. Koenig (3)	13,072,616	37.73%
Nancy Pierce (3)	13,072,616	37.73%
KELD, LLC (4)	9,704,500	28.01%
Timothy R. Anderson (5)	—	*
John W. Barnett, Jr. (6)	86,750	*
David R. Laube (7)	151,450	*
Mark A. Floyd (8)	99,262	*
Thomas C. Lamming (9)	50,000	*
All directors and executive officers as a group (6 persons)(10)	13,460,078	38.85%

* Less than 1%

(1) The address of each person listed on the table is c/o Carrier Access Corporation, 5395 Pearl Parkway, Boulder, Colorado 80301.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 14, 2005 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage of such person or entity holding such securities but are not outstanding for the purpose of computing the percentage of any other person or entity. Except as indicated by footnotes to the table, and subject to the applicable community property laws, based on information provided by the persons shown in the table, such persons have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of shares beneficially owned is based on 35,648,427 shares outstanding as of March 14, 2005.

(3) Represents 1,170,558 shares held by Mr. Koenig, 1,181,558 shares held by Ms. Pierce, 1,000,000 held jointly by Mr. Koenig and Ms. Pierce, 9,704,500 shares held by KELD, LLC, 8,000 shares of common stock subject to options exercisable within 60 days of March 14, 2005 owned by Mr. Koenig, and 8,000 shares of common stock subject to options exercisable within 60 days of March 14, 2005 owned by Ms. Pierce. Mr. Koenig and Ms. Pierce are managing members of KELD, LLC and have shared voting and investment power over the shares held by KELD, LLC.

(4) Mr. Koenig and Ms. Pierce are managing members of KELD, LLC and have shared voting and investment power over the shares held by KELD, LLC.

(5) Mr. Anderson resigned as our Chief Financial Officer on November 18, 2004.

(6) Consists of 86,750 shares of common stock subject to options exercisable within 60 days of March 14, 2005, 40,500 of which would be subject to our right of repurchase if exercised.

(7) Consists of 101,450 shares of common stock subject to options exercisable within 60 days of March 14, 2005, 30,000 of which would be subject to our right of repurchase if exercised.

(8) Consists of 99,262 shares of common stock subject to options exercisable within 60 days of March 14, 2005, 35,200 of which would be subject to our right of repurchase if exercised.

(9) Consists of 50,000 shares of common stock subject to options exercisable within 60 days of March 14, 2005, 50,000 all of which would be subject to our right of repurchase if exercised.

(10) Includes 353,462 shares of common stock subject to options exercisable within 60 days of March 14, 2005, 155,700 of which would be subject to our right of repurchase if exercised.

Equity Compensation Plan Information

The following table provides information as of December 31, 2004 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[(1)]	2,781,159	$6.29	1,837,400
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,781,159	$6.29	1,837,400

(1) The number of shares available under our 1998 Stock Incentive Plan automatically increases on the first trading day of each calendar year by an amount equal to the lesser of 21/2% of the shares of outstanding common stock on the last trading day of the immediately preceding calendar year or 562,500 shares. The numbers listed here are as of January 1, 2005 and include the annual increase of 562,500 shares for 2005.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no reportable relationships or transactions in fiscal 2004.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Accounting Fees

The following table shows the fees paid or accrued for the audit and other services provided by KPMG LLP, our independent registered public accounting firm, for each of the last two fiscal years.

	Fiscal Year	
	2003	2004
Audit Fees (1)	$ 186,000	$ 373,000
Audit-Related Fees (2)	13,500	90,000
Tax Fees (3)	92,360	138,142
All Other Fees	—	—
Total	$ 291,860	$ 601,142

(1) Annual audit fees include fees for professional services rendered for the audit of our consolidated financial statements, the internal controls review as required by Sarbanes Oxley Section 404, review of interim financial statements, and other services that are normally provided by independent accountants in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees include fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees". These fees for 2003 and 2004 include fees for the audits of our employee benefit plan as well as fees related to SEC registration statements.

(3) Tax fees include fees for tax preparation, compliance and related services in connection with our federal, state and local filings each year, and related services reasonably related to such matters.

Pre-Approval of Fees by Audit Committee

The Audit Committee must approve all services provided by our independent registered public accounting firm prior to the commencement of such services. The Audit Committee Chairperson, or when appropriate his/her designee on the Audit Committee, may approve audit and permissible non-audit services up to $50,000, and the full Audit Committee must approve all requests greater than $50,000.

PART IV

ITEM 15. EXHIBITS, And FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report on Form 10-K/A:

1. *Consolidated Financial Statements.* The following consolidated financial statements of Carrier Access and the Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K/A:

2. *Consolidated Financial Statement Schedule.* Schedules have been omitted as the required information is either not required, not applicable, or otherwise included in the Consolidated Financial Statements and notes thereto in Item 8 above.

3. *Exhibits.* The exhibits listed on the accompanying index to exhibits immediately following the signature page are filed as part of, or incorporated by reference into, this Form 10-K/A.

(b) *Exhibits.* See Item 15(a)(3) above.

(c) *Financial Statement Schedules.* See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on this 2nd day of August 2005.

CARRIER ACCESS CORPORATION

By: /s/ GARY GATCHELL

Gary Gatchell
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the persons whose signatures appear below, which persons have signed such Report on Form 10-K/A on this 2nd day of August 2005 in the capacities indicated:

Signature	Title
/s/ ROGER L. KOENIG **(Roger L. Koenig)**	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
/s/ GARY GATCHELL **(Gary Gatchell)**	Executive Vice President, Chief Financial Officer, (Principal Financial and Accounting Officer)
/s/ NANCY PIERCE **(Nancy Pierce)**	Corporate Development Officer, Director, Secretary
/s/ JOHN W. BARNETT, JR. **(John W. Barnett, Jr.)**	Director
/s/ DAVID R. LAUBE **(David R. Laube)**	Director
/s/ MARK A. FLOYD **(Mark A. Floyd)**	Director
/s/ THOMAS C. LAMMING **(Thomas C. Lamming)**	Director
By: /s/ NANCY PIERCE **(Nancy Pierce)** **Attorney-in-Fact**	

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger dated November 13, 2003 by and among Carrier Access Corporation a Delaware Corporation, Ping Acquisition Corporation, a Delaware Corporation, Paragon Networks International, Inc., a Delaware corporation and Granite Ventures L.L.C. as stockholder representative (incorporated herein by reference to Exhibit 2.1 to the Registrant's 8-K filed December 5, 2003)
3.1	Registrant's Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, Reg. No. 333-53947 ("Registrant's 1998 S-1")).
3.2	Registrant's Bylaws (incorporated herein by reference to Exhibit 3.2 to the Registrant's 1998 S-1).
4.1	Form of Registrant's Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant's 1998 S-1)).
10.1	Contract to Buy and Sell Real Estate (Commercial) between Registrant and Cottonwood Land and Farms Ltd. Executed as of September 15, 2004 (incorporated herein by reference to Exhibit 10.1 to the Registrant's quarterly report on Form 8-K filed November 12, 2004).
10.2†	Registrant's 1995 Stock Option Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant's 1998 S-1).
10.3†	Registrant's 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Registrant's 1998 S-1).
10.4**	Form of Directors' and Officers' Indemnification Agreement.
21.1**	Subsidiaries of Registrant
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
24.1**	Power of Attorney (Reference is made to the preceding Signature Page).
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

** Previously filed.

† Indicates management contract or compensatory plan or arrangement.

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Carrier Access Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-71209, 333-44904, and 333-65374) on Form S-8 of Carrier Access Corporation of our report dated March 21, 2005, except as to notes 3 and 12 which are as of August 1, 2005, with respect to the consolidated balance sheets of Carrier Access Corporation and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004 and our report dated August 1, 2005 with respect to management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K/A of Carrier Access Corporation.

Our report dated March 21, 2005, except as to notes 3 and 12 which are as of August 1, 2005, with respect to the consolidated balance sheets of Carrier Access Corporation and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, refers to a restatement of the consolidated financial statements as of and for the years ended December 2003 and 2004 to reflect adjustments related to revenue recognition and inventory valuation allowances.

Our report dated August 1, 2005, on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that Carrier Access Corporation did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effects of material weaknesses on the achievement of the objectives of the control criteria and contains explanatory paragraphs that state the following material weaknesses have been identified and included in management's assessment:

- Management did not comply with established Company policies and procedures requiring a review of the Company's consolidated statement of cash flows. This failure to comply with established policies and procedures resulted in material misstatements in the Company's December 31, 2004 consolidated statement of cash flows. Specifically, there were material misstatements in cash flows from operating activities and cash flows from investing activities.

- The Company did not have effective policies and procedures to evaluate customer arrangements for the appropriate application of revenue recognition criteria as contemplated by generally accepted accounting principles in the U.S. This deficiency resulted in material misstatements to the Company's financial statements, specifically the overstatement of revenue, costs of sales, and accounts receivable, and the understatement of inventory in the Company's previously filed consolidated financial statements as of and for the years ended December 31, 2003 and 2004, and for the interim periods contained therein. Accordingly, the Company has restated such consolidated financial statements to reflect the correction of these errors.

- The Company did not have effective policies and procedures over accounting for its inventory reserves to prevent the write up of inventory once it had been written down in a previous fiscal accounting period. This deficiency resulted in material misstatements of inventory and cost of sales in the Company's previously filed consolidated financial statements as of and for the years ended December 31, 2003 and 2004, and for the interim periods contained therein. Accordingly, the Company has restated such consolidated financial statements to reflect the correction of these errors.

- The Company lacked the depth of personnel with sufficient technical accounting expertise to identify and account for complex transactions in accordance with generally accepted accounting principles in the U.S. This deficiency contributed to the aforementioned misstatements and resulted in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected.

KPMG LLP

Boulder, Colorado
August 1, 2005

CERTIFICATIONS

I, Roger L. Koenig, Chairman of the Board of Directors, President and Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Carrier Access Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 2, 2005

/s/ ROGER L. KOENIG
Chairman of the Board of Directors,
President and Chief Executive Officer

CERTIFICATIONS

I, Gary Gatchell, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Carrier Access Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 2, 2005

/s/ GARY GATCHELL
Executive Vice President and
Chief Financial Officer

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Roger L. Koenig, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Carrier Access Corporation on Form 10-K/A for the fiscal year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K/A fairly presents in all material respects the financial condition and results of operations of Carrier Access Corporation.

By: /s/ ROGER L. KOENIG
Name: Roger L. Koenig
Title: Chief Executive Officer

Date: August 2, 2005

I, Gary Gatchell, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Carrier Access Corporation on Form 10-K/A for the fiscal year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K/A fairly presents in all material respects the financial condition and results of operations of Carrier Access Corporation.

By: /s/ GARY GATCHELL
Name: Gary Gatchell
Title: Executive Vice President and
Chief Financial Officer

Date: August 2, 2005

Company Information

Executive Officers and Directors

Roger L. Koenig
President, Chief Executive Officer
and Chairman of the Board

Nancy Pierce
VP, Corporate Development Officer,
Secretary and Director

Gary Gatchell
VP, Chief Financial Officer
and Treasurer

John W. Barnett, Jr. - Director

David R. Laube - Director

Mark A. Floyd - Director

Thomas C. Lamming - Director

Senior Management

Kevin Antill
Senior VP of Sales

Maureen Crozier
VP of Engineering

Investor Relations

Stock Information
Carrier Access is traded on the
Nasdaq National Market under the
symbol CACS.

Corporate Headquarters
5395 Pearl Parkway
Boulder, CO 80301
(303) 442-5455
www.carrieraccess.com

Transfer Agent
Computershare Investor Services
305 Indiana Street, Ste. 800
Golden, CO 80401
(303) 262-0600

Annual Meeting
November 8, 2005, 9:30 AM
Carrier Access Corporation
5395 Pearl Parkway
Boulder, CO 80301

Form 10-K/A
A copy of the Form 10-K/A filed
with the Securities and Exchange
Commission is available upon
request from the Company.

Legal Counsel
Wilson, Sonsini, Goodrich
& Rosati, P.C.
Palo Alto, CA
(650) 493-9300

Financial Information
For more information, please
contact Investor Relations
(303) 218-5700
investor-relations@carrieraccess.com



CarrierAccess

5395 Pearl Parkway | Boulder, Colorado 80301
P: 303.442.5455 | www.carrieraccess.com
Nasdaq: CACS